Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED

DECEMBER 31, 2009

March 26, 2010

Suite 3110, 666 Burrard Street
Vancouver, BC V6C 2X8
Canada

NEW GOLD INC.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2009

INTRODUCTORY NOTES

Date of Information

     All information in this Annual Information Form is as at December 31, 2009 unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

     This Annual Information Form and the documents incorporated by reference contain “forward-looking statements” or “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, financing requirements, costs and timing of the development of new and existing deposits, implementation, timing and success of drilling and other exploration activities, permitting time lines, the completion and success of acquisitions, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, remediation and reclamation procedures and expenses, title disputes or claims, and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology including but not limited to the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled”, “forecast”, “budget” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the ability of New Gold Inc. (the “Company” or “New Gold”) to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates in, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the Company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc.; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the “Risk Factors” included in this Annual Information Form.

     Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form and any documents incorporated by reference in this Annual Information Form are qualified by these cautionary statements. Readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

     Most of the financial information in this Annual Information Form is taken from the Company’s audited consolidated financial statements for the year ended December 31, 2009. Readers are cautioned to refer to such financial statements for complete information, as the information in this Annual Information Form has been selectively drawn from the financial statements and is not complete.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

     Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Total Cash Cost

     “Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is an accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by ounces sold to arrive at the total cash cost per ounce sold. This measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure as it does not have any standardized meaning under GAAP. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.1

Currency Presentation and Exchange Rate Information

     This Annual Information Form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as “Canadian dollars” or “C$”.

_______________________________
1 See New Gold’s MD&A for a reconciliation of total cash cost to the most recently comparable GAAP measure.

     The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar (noon) for each of the three years ended December 31, 2009, 2008 and 2007, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2009	2008	2007
High	1.3000	1.2969	1.1853
Low	1.0292	0.9719	0.9170
Average (1)	1.1420	1.0660	1.0748
Closing	1.0510	1.2246	0.9881

(1) Calculated as an average of the daily noon rates for each period.

     On March 24, 2010, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1 = C$1.0267 and C$1= US $0.9740.

Gold, Silver and Copper Prices

Gold Prices

     The high, low, average and closing afternoon fixing gold prices per troy ounce for each of the three years ended December 31, 2009, 2008 and 2007 as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2009	2008	2007
High	$1,212.50	$1,011.25	$841.10
Low	810.00	712.50	608.40
Average	972.35	871.96	695.39
Closing	1,087.50	869.75	833.75

     On March 24, 2010, the closing afternoon fixing gold price per troy ounce, as quoted on the London Bullion Market Association, was $1,090.75.

Silver Prices

     The high, low, average and fixing silver prices per troy ounce for each of the three years ended December 31, 2009, 2008 and 2007, as quoted on the London Bullion Market Association were as follows:

	Year ended December 31
	2009	2008	2007
High	$19.18	$20.92	$15.82
Low	10.51	8.88	11.67
Average	14.67	14.99	13.38
Closing	16.9	10.79	14.76

     On March 24, 2010, the fixing silver price per troy ounce, as quoted on the London Bullion Market Association, was $16.68.

Copper Prices

     The high, low, average and closing official cash settlement copper prices per pound for each of the three years ended December 31, 2009, 2008 and 2007, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2009	2008	2007
High	$3.333	$4.076	$3.765
Low	1.384	1.256	2.370
Average	2.350	3.153	3.233
Closing	3.330	1.316	3.028

     On March 24, 2010, the closing official cash settlement copper price per pound, as quoted on the London Metal Exchange, $3.316.

List of Abbreviations

Unless otherwise defined, abbreviations used in this Annual Information Form have the following meanings:

µ	micron
Ag	Silver
Au	Gold
°C	degree Celsius
°F	degree Fahrenheit
µg	microgram
cm	centimetre
cm2	square centimetre
Cu	Copper
ft	foot
g	gram
G	giga (billion)
Gwh	gigawatt-hour
hr or h	hour
ha	hectare
J	joule
K	kilo (thousand)
kg	kilogram
km	kilometre
L	litre
lb	pound
m	metre
M	mega (million)
mm	millimetre
MW	megawatt
MWh	megawatt-hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
Pb	Lead
RC	reverse circulation
RL	relative elevation
s	second
st	short ton (one short ton equals 0.907 metric tonnes)
stpa	short ton per year
stpd	short ton per day
t	metric tonne (one metric tonne equals 1.102 short tons)
tpa	metric tonne per year
tpd	metric tonne per day
V	volt
W	watt
Zn	Zinc

CORPORATE STRUCTURE

     New Gold was incorporated on January 31, 1980 under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc.

     The head and registered office of the Company is Suite 3110, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada. The Company also has offices at Suite 3120, 200 Bay Street, Toronto, Ontario, M5J 2J4, Canada.

     The following chart illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mineral projects as at the date of this Annual Information Form.

     In this Annual Information Form, except as otherwise required by the context, reference to “New Gold” or the “Company” means, collectively, New Gold Inc. and the Subsidiaries.

New Gold Inc. (BC Canada)
100%
New Afton Project (Kamloops)
100%
Peak Gold Ltd. (BC Canada)
100%
Metallica Resources Inc. (Canada)
100%
Rockcliff Group Limited (ON Canada)
3%
97%
Western Goldfields Inc. (ON Canada)
100%
Peak Mines Ltd. (BC Canada)
100%
0786244 BC Limited (BC Canada)
100%
Metallica (Barbados) Inc. (Barbados)
100%
Raleigh Mining International Ltd. (Canada)
0.002%
83.16%
100%
Western Goldfields (USA) Inc. (Nevada)
100%
99.99%
0.01%
100%
99.998%
16.84%
100%
Peak Gold Ltd. (BC Canada)
Mineração Pedra Branca do Amapari Ltda (Brazil)
Datawave Sciences Inc. (BVI)
Servicios del Plata y Oro, S.A. de C.V. (Mexico)
Minera San Xavier S.A. de C.V. (Mexico)
Western Mesquite Mines, Inc. (Nevada)
100%
100%
Goldcorp Inc.
30%
100%
100%
Peak Gold Mines Pty Ltd. (Australia)
Amapari Mine (Brazil)
70%
Sociedad Contractual Minera El Morro (Chile)
Cerro San Pedro Mine (Mexico)
Mesquite Mine (USA)
100%
100%
Peak Gold Mines (Australia)
El Morro Project (Chile)

GENERAL DEVELOPMENT OF THE BUSINESS

Historically, New Gold was a natural resource exploration and development company engaged in the acquisition, exploration and development of natural resource properties since 1980. After completing a business combination with Peak Gold Ltd. (“Peak”) and Metallica Resources Inc. (“Metallica”) on June 30, 2008 (the “Peak/Metallica Business Combination”), and a business combination with Western Goldfields Inc. (“Western Goldfields”) on June 1, 2009 (the “Western Goldfields Business Combination”), the Company became an intermediate gold mining company with the following assets:

  100% interest in the Mesquite Mine in Imperial County, California (the “Mesquite Mine”) (the Mesquite Mine is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – Mesquite Mine, United States”).

  100% interest in the Cerro San Pedro Mine in Mexico (the “Cerro San Pedro Mine”) (the Cerro San Pedro Mine is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – Cerro San Pedro Mine, Mexico”).

  100% interest in the Peak Gold Mines in Australia (the “Peak Gold Mines”) (Peak Gold Mines is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – Peak Gold Mines, Australia”).

  100% interest in the New Afton Project in Kamloops, British Columbia, Canada (the “New Afton Project”) (the New Afton Project is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – New Afton Project, Canada”).

  30% interest in the El Morro Project in Chile (the “El Morro Project”) (the El Morro Project is considered to be a material project to New Gold and is described in detail below under the heading “Mineral Properties – El Morro Project, Chile).

  100% interest in the Amapari Mine in Brazil (the “Amapari Mine”).

Pre-Western Goldfields Business Combination

     Prior to the Peak/Metallica Business Combination, the Company’s principal focus was the exploration and development of the New Afton Project.

     On June 28, 2007 and July 30, 2007, the Company completed an offering (the “Offering”) for aggregate gross proceeds of C$392.3 million.

     On June 30, 2008 the Company completed the Peak/Metallica Business Combination. Under the terms of the Peak/Metallica Business Combination, the holders of common shares of Peak received common shares of the Company on the basis of 0.1 of a common share of the Company, plus nominal cash consideration, for each common share of Peak, and the holders of common shares of Metallica received common shares of the Company on the basis of 0.9 of a common share of the Company, plus nominal cash consideration, for each common share of Metallica. The Company filed a business acquisition report dated September 12, 2008 relating to the Peak/Metallica Business Combination and a copy of such report is available under the Company’s profile at www.sedar.com.

     On November 12, 2008, New Gold made the decision to slow development of the New Afton Project due to the volatility and uncertainty of the capital markets as well as New Gold’s current cash position in relation to the funding requirements for the fast track construction of the New Afton Project. Under the revised development plan, surface construction was shut down while development of the underground workings continued at a reduced rate to gain access to the bottom of the ore body. The revised schedule projected spending of approximately $60.0 million (excluding interest) in 2009, as compared to the previous fast track schedule which had spending of $286.0 million (excluding interest) for 2009. Under the original fast track schedule, operations were to commence in late 2009, accelerating to achieve full production in the second quarter of 2011. Under the revised development plan, surface construction to resume in 2010 with anticipated full production in the second half of 2012.

     New Gold also reviewed the carrying value of its investment in the Amapari Mine and concluded that there was an impairment. The evaluation of results from the 2007/2008 drill program did not add significant amounts of oxide ore that would be economical to process in the existing heap leach circuit. As a result of the limited mine life for the oxide ore and unproven economic viability of the identified sulphide resources, management wrote down its investment in the Amapari Mine by $156.9 million, net of tax recoveries, to a value of $10.6 million.

     In January 2009, the Company placed the Amapari Mine on temporary care and maintenance due to depletion of ore suitable for treatment at the existing facilities.

     In January 2009, New Gold entered into agreements with certain note holders that reduced its debt position by C$50 million through the buy-back of a portion of its senior secured notes with a face value totaling C$50 million for consideration of C$30 million. The purchase and cancellation of these notes reduced the principal amount outstanding under New Gold’s senior secured notes from C$237 million to C$187 million, and will result in a reduction of C$5 million per year in interest payments.

     Western Goldfields Business Combination

     The Western Goldfields Business Combination was completed on June 1, 2009. Under the terms of the Western Goldfields Business Combination, the holders of common shares of Western Goldfields received one common share of New Gold and nominal cash consideration for each Western Goldfields common share outstanding. Pursuant to the plan of arrangement, New Gold issued an aggregate of approximately 143 million common shares of New Gold to the former shareholders of Western Goldfields and authorized the issuance of an additional 12 million common shares on the exercise of the stock options and warrants held by the former security holders of Western Goldfields. The Company filed a business acquisition report dated June 30, 2009 relating to the Western Goldfields Business Combination and a copy of the report is available under the Company’s profile at www.sedar.com.

     Post-Western Goldfields Business Combination

     On September 11, 2009, the Company completed a bought deal public offering (the “Bought Deal Offering”) of 26,700,000 common shares at a price of C$3.75, and the underwriters, a syndicate led by BMO Capital Markets and GMP Securities L.P., exercised in full an over-allotment option to purchase an additional 4,005,000 common shares of the Company, for aggregate gross proceeds to the Company of approximately C$115 million.

     On October 7, 2009, the Company announced amended terms of its Mesquite Mine term loan facility with a syndicate of lenders led by Investec Bank plc and made a prepayment of $15 million under the facility. The prepayment reduced the outstanding principal of the loan to $45.8 million, with scheduled repayment by June 30, 2012. The lending syndicate considered the development of the Mesquite Mine complete and released the guarantee provided by Western Goldfields. The remaining available commitment of $18.6 million, which the Company no longer required, has been cancelled along with all related costs to the Company. The revised interest rate was US dollar LIBOR plus 4.25% and New Gold paid an approval fee of $229,000. Subsequent to December 31, 2009 the facility was fully repaid.

     On November 18, 2009, New Gold was notified that it was to suspend mining operations at its Cerro San Pedro Mine in Mexico. Following a ruling by the Federal Court of Fiscal and Administrative Justice, SEMARNAT, the Mexican government's environmental protection agency nullified the mine's Environmental Impact Statement ("EIS") which was issued in 2006. PROFEPA, the Mexican environmental enforcement agency, issued the order requiring the Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the EIS.

     In December 2009, New Gold was granted an injunction related to the suspension of operations at its Cerro San Pedro Mine. The court ruling temporarily suspends PROFEPA's order to partially shutdown operations at the Cerro San Pedro Mine.

     Hearings are ongoing in relation to appeals against the nullification of the EIS and the related order issued by PROFEPA. New Gold is working with local and federal government officials to establish a long-term solution that should result in uninterrupted operation of the Cerro San Pedro mine.

     Subsequent to December 31, 2009, the Company was scheduled for a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro. Additional blasting at Cerro San Pedro was suspended while the Company vigorously defended against this challenge. On March 17, 2010 the Company announced that the restrictions on the explosives permit had been removed which allowed full operations to resume. This relates to a ruling by a Federal District Court in San Luis Potosi that overturned the earlier court order prohibiting the use of explosives at the mine. Mining recommenced on March 20, 2010. See “Legal Proceedings and Regulatory Actions”.

     During the fourth quarter of 2009, New Gold sold C$56.3 million of face value asset backed notes (“AB Notes”) for cash proceeds of C$31.2 million. During January 2010, the Company further disposed of C$83.1 million face value of AB Notes for proceeds of C$49.9 million.

     On January 7, 2010, New Gold provided notice to Xstrata Copper Chile S.A. ("Xstrata"), a wholly-owned subsidiary of Xstrata Plc, of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million. New Gold, as Xstrata’s then current 30% joint venture partner in El Morro, held a right of first refusal over Xstrata’s 70% interest which was triggered on October 12, 2009 when Barrick Gold Corporation ("Barrick") announced that it had entered into an agreement with Xstrata to acquire Xstrata’s interest. On February 16, 2010, the Company completed the acquisition of Xstrata’s 70% interest in the El Morro property. Goldcorp Inc. ("Goldcorp") loaned $463.0 million to New Gold to fund the exercise of the right of first refusal. After acquisition of the 70% interest by a New Gold subsidiary, New Gold sold that subsidiary to Goldcorp.

     Concurrent with the sale of the New Gold subsidiary to Goldcorp, the Company received $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement ("the Agreement").

     As a result of these transactions New Gold will continue its participation as a 30% partner in the El Morro project under the amended Agreement with the following benefits being realized by the Company:

	Original Agreement	Amended Agreement
Payment	--	$50 million
Percentage of New Gold’s 30% share of development capital carried	70%	100%
Interest charged on carried funding	Xstrata cost of capital + 1% (approximately 10%)	U.S. 7-year Treasury Rate + 1.87% (most recently 5.0%)
Initiation of construction guarantee	--	Within 60 days of receipt of permits and approvals (subject to financial penalty of $1.5 million per month up to 24 months)

     Goldcorp has agreed to fund 100% of the Company’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion. Under the former Xstrata carried funding arrangements, the Company would have been required to fund approximately $225.0 million or 9% of the project capital prior to completion of the project.

     On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper-gold project. New Gold believes the claim is completely without merit and intends to defend this action using all available legal avenues. See “Legal Proceedings and Regulatory Actions”.

     On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari Mine and other related assets, to Beadell Resources Ltd. ("Beadell") for $63.0 million payable in cash and Beadell common shares. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.

     The transaction is contingent on the successful completion of an equity offering by Beadell, and related shareholder approvals.

     As part of the planned equity offering, Beadell must obtain shareholder approval by simple majority of 50% plus one of those votes cast. The shareholder vote took place on March 12, 2010 and shareholder approval was obtained.

DESCRIPTION OF THE BUSINESS

Overview

     New Gold is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada, Chile and Brazil. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mine (“Peak Gold Mines”) in Australia. Significant development projects include the New Afton copper-gold project (“New Afton”) in Canada and a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile.

     New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.

     In addition to information set out elsewhere in this Annual Information Form, the following information applies to each of the Company’s reportable operating segments.

Specialized Skill and Knowledge

     All aspects of New Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mine planning, engineering, construction and accounting. New Gold has found that it can locate and retain employees and contractors with such skills and knowledge.

Principal Products

     The Company’s principal products are gold, silver and copper. There is a worldwide gold, silver and copper market into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces.

Competitive Conditions

     The precious and base mineral exploration and mining business is competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Operations

Raw Materials

     The Company has the following mineral reserves:

  gold at the Mesquite Mine;

  gold and silver at the Cerro San Pedro Mine;

  gold and copper at Peak Gold Mines and the El Morro Project; and

  gold, silver and copper at the New Afton Project.

Employees

As at December 31, 2009, the Company had the following employees and contractors:

Location	Full-Time	Contractors

Vancouver Office	19	1
Toronto Office	10	0
Denver Office	1	0
Mesquite Mine	241	8
Cerro San Pedro Mine	342	47
Peak Gold Mines	277	11
New Afton Project	135	17
El Morro Project	0	0
Amapari Mine (1)	121	40
	1,146	124

(1)

This number represents the total number as of December 31, 2009. The Company intends to sell the Amapari Mine to Beadell and will not have as of the date of completion of the sale any employees associated with the Amapari mine. See “General Development of the Business – Post-Western Goldfields Business Combination”.

Foreign Operations

The Company currently owns 100% of the Mesquite Mine in the United States, 100% of the Cerro San Pedro Mine in Mexico, 100% of Peak Gold Mines in Australia, 30% of the El Morro Project in Chile, and 100% of the Amapari Mine in Brazil. Any changes in regulations or shifts in political attitudes in these foreign jurisdictions are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors – Foreign Operations”.

Environmental Protection

     The Company’s mining, exploration and development activities are subject to various federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

     In all jurisdictions where New Gold operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Details and qualification of New Gold reclamation and closure costs obligations are set out in Note 14 of the Company’s audited consolidated financial statements.

     The financial and operational effect of environmental protection requirements on the capital expenditures and earnings of each mineral property are not significantly different than similar sized mines so do not and will not impact the Company’s competitive position in the current or future financial years.

     New Gold has implemented a health, safety, environmental, and sustainability policy which states that the Company is committed to excellence in the management of health, safety, environment and sustainability which it considers a key driver to achieving a productive and profitable business that contributes to sustainable development for present and future generations. Resources are focused to achieve shareholder profitability in all operations while maintaining New Gold’s commitment to fostering sustainable communities and to take the views, customs and culture of the Company’s stakeholders into account. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

Technical Information

CIM Standards Definitions

     The estimated mineral reserves and mineral resources for the Mesquite Mine, Cerro San Pedro Mine, the New Afton Project and the El Morro Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:

     The term “Qualified Person” means an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

     The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or natural fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

JORC Code Definitions

     The estimated mineral reserves and mineral resources for Peak Gold Mines and Amapari Mine have been calculated in accordance with the current (2004) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with CIM Standards. The following definitions are reproduced from the JORC Code:

     The term “Competent Person” means a person who is a Member or Fellow of the Australasian Institute of Mining and Metallurgy, or the Australian Institute of Geoscientists, or of a ‘Recognised Overseas Professional Organisation’ included in a list promulgated from time to time. A Competent Person must have a minimum of five years experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which that person is undertaking. For example, if the Competent Person is preparing a report on exploration results, the relevant experience must be in exploration. If the Competent Person is estimating, or supervising the estimation of mineral resources, the relevant experience must be in the estimation, assessment and evaluation of mineral resources. If the Competent person is estimating, or supervising the estimation of ore reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of ore reserves.

     The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

     The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

     The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

     The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured, Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

     The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

     The above definitions of Ore Reserves and Mineral Resources as contained in the JORC Code have been reconciled to the definitions contained in the CIM Standards. If the Ore Reserves and Mineral Resources for Peak Gold Mines and Amapari were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Summary of Mineral Reserve and Mineral Resource Estimates

     On January 25, 2010, the Company reported consolidated mineral reserve and resource statements for its mines and development projects as of December 31, 2009. A consolidated summary of total gold, silver and copper contained within New Gold’s global mineral reserves and resources is set out in the table below.

New Gold Mineral Reserves & Resources Summary as of December 31, 2009

	Contained Metals
	Gold	Silver	Copper	Zinc	Lead
	K oz	K oz	M lbs	M lbs	M lbs
Mineral Reserves
Proven	3,463	31,200	930	-	-
Probable	4,716	25,012	1,844	-	-
Total P&P	8,179	56,212	2,774

Mineral Resources
Measured	5,694	44,774	1,935	332	79
Indicated	7,841	39,823	1,746	660	123
Total M&I	13,536	84,597	3,680	992	203

Inferred	6,817	102,713	541	3,245	500

Notes to the mineral reserve and resource statements are provided in a separate table on page 17 of this Annual Information Form.

Mineral Reserves

     Updated mineral reserve statements are presented in the table below.

Mineral Reserve Statement – as of December 31, 2009
(Reported in Metric units)

	Metal Grade				Contained Metal
	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	000’s	g/t	g/t	%	Koz	Koz	M lbs
Mesquite(1)(2)(6)
Proven	73,522	0.60	-	-	1,411	-	-
Probable	93,287	0.58	-	-	1,725	-	-
Mesquite P&P	166,809	0.58	-	-	3,137	-	-
Cerro San Pedro Mine(1)(2)(6)
Proven	42,709	0.61	22,41	-	838	30,772	-
Probable	35,452	0.50	18.79	-	570	21,417	-
CSP P&P	78,161	0.56	20.77	-	1,408	52,189	-
Peak Gold Mines(1)(2)(6)
Proven	1,212	3.92	11	0.79	153	417	21
Probable	2,598	5.00	6	0.80	420	501	45
Peak P&P	3,810	4.7	7	0.80	573	918	67
New Afton (1)(2)(6)
Proven	-	-	-	-	-	-	-
Probable	47,400	0.69	2.03	0.95	1,052	3,094	993
New Afton P&P	47,400	0.69	2.03	0.95	1,052	3,094	993
El Morro (1)(5)(6)	100% Basis				30% Basis
Proven	208,473	0.53	-	0.66	1,062	-	909
Probable	241,761	0.41	-	0.50	951	-	806
El Morro P&P	450,234	0.46	-	0.58	2,013	-	1,715
Notes to the mineral reserve statement are provided in a separate table on page 17 of this Annual Information Form.

Mineral Resources

     Updated mineral resource statements for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Project and El Morro Project and the Amapari Mine, inclusive of mineral reserves, as of December 31, 2009, are presented in the tables below. The qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates for the Company’s mineral properties are in “Interests of Experts”.

Measured and Indicated Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2009
(Reported in Metric units)

	Metal Grade						Contained Metal
	Tonnes	Gold	Silver	Copper	Zinc	Lead	Gold	Silver	Copper	Zinc	Lead
	000’s	g/t	g/t	%	%	%	Koz	Koz	Mlbs	Mlbs	Mlbs
Mesquite (3)(6)
Measured	111,576	0.52	-	-	-	-	1,860	-	-	-	-
Indicated	185,363	0.50	-	-	-	-	3,004	-	-	-	-
Mesquite M&I	296,939	0.51	-	-	-	-	4,865	-	-	-	-
Cerro San Pedro Mine (3)(4)(6)
Measured (oxide)	48,254	0.52	19.72	-	-	-	799	30,600	-	-	-
Indicated (oxide)	43,861	0.39	14.79	-	-	-	556	20,859	-	-	-
CSP M&I (oxide)	92,115	0.46	17.38	-	-	-	1,355	51,459	-	-	-
Measured (sulphide)	18,739	0.53	17.10	-	0.80	0.19	320	10,305	-	332	79
Indicated (sulphide)	42,307	0.42	11.79	-	0.71	0.13	576	16,036	-	660	123
CSP M&I (sulphide)	61,046	0.46	13.42	-	0.74	0.15	897	26,341	-	992	203
Peak Gold Mines (3)(6)
Measured	2,453	3.70	9.00	1.05	-	-	295	715	57	-	-
Indicated	3,614	4.80	7.00	0.88	-	-	554	775	70
Peak M&I	6,067	4.36	7.81	0.95	-	-	849	1,490	127
New Afton(3)(6)
Measured	35,100	0.91	2.80	1.26	-	-	1,027	3,160	975	-	-
Indicated	29,900	0.67	2.20	0.85	-	-	644	2,115	560	-	-
New Afton M&I	65,000	0.80	2.52	1.07	-	-	1,671	5,275	1,535	-	-
El Morro(3)(5)(6)	100% Basis						30% Basis
Measured	211,164	0.54	-	0.65	-	-	1,108	-	903	-	-
Indicated	347,242	0.46	-	0.49	-	-	1,551	-	1,115	-	-
El Morro M&I	558,406	0.49	-	0.55	-	-	2,659	-	2,018
Amapari(3)(6)
Measured	8,949	1.00	-	-	-	-	288	-	-	-	-
Indicated	17,948	1.65	-	-	-	-	952	-	-	-	-
Amapari M&I	26,987	1.43	-	-	-	-	1,240	-	-	-	-
Notes to the mineral resource statement are provided in a separate table on page 17 of this Annual Information Form.

Inferred Mineral Resource Statement as of December 31, 2009(1)
(Reported in Metric units)

	Metal Grade						Contained Metal
	Tonnes	Gold	Silver	Copper	Zinc	Lead	Gold	Silver	Copper	Zinc	Lead
	000’s	g/t	g/t	%	%	%	Koz	Koz	Mlbs	Mlbs	Mlbs
Mesquite	22,804	0.49	-	-	-	-	357	-	-	-	-
Cerro San Pedro
Inside Mineral Resource Pit
Oxides	17,931	0.29	9.69	-	-	-	168	5,586	-	-	-
Sulphides	20,964	0.33	8.54	-	1.22	0.05	224	5,758	-	564	22
							392	11,614		564	22
Outside Mineral Resource Pit
Oxides	86,107	0.27	6.88	-	-	-	756	19,054	-	-	-
Sulphides	210,669	0.43	8.00	-	0.45	0.07	2,945	54,161	-	2,073	319
							3,701	73,215		2,073	319
Manto Sulphides	4,470	1.98	114.5	-	6.17	1.61	285	16,456	-	608	159
Peak Gold Mines	1,999	4.70	5.00	0.75	-	-	300	347	33	-	-
New Afton Project	25,200	0.54	1.70	0.66	-	-	438	1,377	367	-	-
El Morro Project	100% Basis						30% Basis
	62,335	0.18	-	0.34	-	-	110	-	141	-	-
Amapari	17,449	2.20	-	-	-	-	1,234	-	-	-	-
Notes to inferred resource statement are provided in a separate table on page 17 of this Annual Information Form.

Notes to Mineral Reserve & Resource Statements

1)

Mineral reserves are contained within measured and indicated mineral resources. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves.

2)	Mineral reserves for the Company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

	Gold	Silver	Copper
Mineral Property	US$/oz	US$/oz	US$/lb	Lower cutoff
				0.21 g/t Au – Oxide reserves
Mesquite	$800	-	-	0.41 g/t Au – Sulphide reserves
Cerro San Pedro	$800	$12.00	-	US$2.58/t NSR
Peak Gold Mines	$800	$12.00	$2.00	AU$118 - 152/t NSR
New Afton	$800	$12.00	$2.00	C$19/t NSR
El Morro	$500	-	$1.25	0.30% CuEq

Mineral reserves have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

3)	Mineral resources for the Company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

	Gold	Silver	Copper	Zinc	Lead
Mineral Property	US$/oz	US$/oz	US$/lb	US$/lb	US$/lb	Lower cutoff
						0.09 g/t Au – Oxide resources
Mesquite	$900	-	-	-	-	0.19 g/t Au - Sulphide resources
						0.1 g/t Au – Oxide resources
Cerro San Pedro	$900	$15.00	-	$1.00	$0.75	0.4 g/t AuEq – Sulphide resources
						2.5 g/t AuEq – High grade manto resources
Peak Gold Mines	$800	$12.00	$2.00	$0.80	$0.60	A$95/t NSR
New Afton	$900	$15.00	$2.00	-	-	0.4% CuEq – All resources
El Morro	$500	-	$1.25	-	-	0.3% CuEq – All resources
Amapari	$900	-	-	-	-	0.5 – 0.7 g/t Au – Open pit resources
						1.4 g/t Au – Underground resources

Notes to Mineral Reserve & Resource Statements

Mineral resources have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

4)

Cerro San Pedro mineral resources include measured, indicated and a portion of inferred resources that are contained within a “Mineral Resource Pit” based on metal prices of $900/oz gold, $15.00/oz silver, $1.00/lb zinc and $0.75/lb lead at lower cut-offs of 0.1 g/t Au for oxide mineralization and 0.4 g/t AuEq for sulphide mineralization. Inferred resources also include potentially economic mineralization extending outside the limits of the “Mineral Resource Pit” which is delimited by lower cut-off grade shells of 0.1 g/t Au for oxide mineralization and 0.4 g/t AuEq for sulphide mineralization.

5)	El Morro mineral reserve and resources tonnes and grade are reported on a 100% basis; contained metals are reported on a 30% basis to reflect New Gold’s 30% ownership interest in the project.

El Morro mineral reserves and resources have been reported based on a lower grade cut-off of 0.3% copper-equivalent (“EqCu”) where:

EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = percent copper, Au(g/t) = grams per tonne gold, and 0.592 represents a constant based on metal prices of $1.25/lb copper and $500/oz gold and average metal recoveries for the deposit.

6)	Numbers may not add due to rounding.

MINERAL PROPERTIES

Mesquite Mine, United States

     Except as otherwise stated, the following disclosure relating to the Mesquite Mine is based on information derived from the technical report entitled “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.”, dated February 26, 2010 (the “Mesquite Report”). The Mesquite Report was prepared by Richard J. Lambert, P.E., Wayne W. Valliant, P. Geo., and Holger Krutzelmann, P.Eng., all of Scott Wilson RPA.

     The following description of the Mesquite Mine has been summarized from the Mesquite Report and readers should consult the Mesquite Report to obtain further particulars about the Mesquite Mine. The Mesquite Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Project Description and Location

     The Mesquite Mine is located in Imperial County, in southern California, approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona. The Company became the owner of the Mesquite Mine following the Western Goldfields Business Combination, and the mine is operated by the Company’s wholly-owned subsidiary, Western Mesquite Mines, Inc. (“WMMI”).

     The mineral rights at the Mesquite Mine consist of 213 unpatented and 53 patented mining lode claims, 127 patented and 97 unpatented mill site claims, 658 acres of California state leased land, and 315 acres of fee lands that cover a total area of approximately 5,200 acres. The claims located on federally owned lands are administered by the Bureau of Land Management. Patented mining lode claims and patented mill site claims on U.S. federal land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

     All of the claims have certain restrictions in common, including applicable land use restrictions of the California Desert Conservation Areas, any multiple-use rights of third parties as provided for in the applicable federal laws and regulations, and reservations to the United States for right of way for ditches or canals constructed by the federal government. Some of the unpatented claims may have small areas that encroach on the Chocolate Mountain Gunnery Range. Any portions of the claims that are located inside the gunnery range are invalid, but do not affect any known potential mining areas.

     In November 2003, Western Goldfields acquired the Mesquite Mine from Newmont Mining Corporation (“Newmont”) for consideration of a transfer of Western Goldfields common stock and warrants and the assumption by Western Goldfields of the environmental reclamation and closure liability at the Mesquite Mine. Under the terms of the asset purchase agreement governing the acquisition, previously mined material and any newly mined material will be subject to production royalties ranging from 2% to 6.8% depending on the location. Newmont’s 2% net smelter royalty on newly mined ore from the project was transferred to Franco-Nevada Corporation in 2007. The majority of the tons planned for future mining at Mesquite will be subject only to this 2% royalty held by Franco-Nevada.

     In 1993, Hospah Coal Company (“Hospah”), a subsidiary of Newmont, entered into a Mineral Lease and Landfill Agreement (the “Landfill Agreement”) with Hanson Resource Company (now the Los Angeles County Sanitation District (“LACSD”)). WMMI assumed the rights of Hospah under this agreement when the Mesquite operation was acquired by Western Goldfields in November 2003. LACSD has constructed a landfill facility adjacent to and overlying portions of the existing Mesquite Mine property. The landfill project will be located on private land owned by LACSD.

     The landfill is expected to have an operational life of 100 years with a receiving capacity of 20,000 tons of landfill material per day. As part of the landfill project, LACSD plans to construct a future rail spur from the main rail line at Brawley to the site for delivery of containerized waste from their facilities in the Los Angeles area.

     Under the Landfill Agreement, WMMI retains the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite property for an initial period through 2024 with automatic extensions until 2078. LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill as well as for construction materials for general purposes as well as liner design. Although this resource will be jointly used by both LACSD and WMMI, WMMI will have priority. WMMI remains responsible for the reclamation and environmental obligations for materials mined and processed from previous or future mining activities according to the existing permit requirements. If LACSD requires additional treatment, relocation, or additional processing of stockpiled or rinsed heap materials, the Landfill Agreement stipulates that WMMI will be compensated for any additional costs incurred.

     The Mesquite Mine operates under a variety of permits issued by local, State, and Federal agencies. Operating permits exist for full operation.

     Access, Climate, Local Resources, Infrastructure and Physiography

     Access to the Mesquite Mine is from California State Highway 78 and then north along a paved private road into the Mesquite site. Accommodations, supplies, labour, and mining suppliers and contractors are available in either the town of Brawley, California, 35 miles to the west of the mine, or the city of Yuma, Arizona, 52 miles southeast.

     The climate for Mesquite is arid, with high temperatures in the summer generally in the 100-110°F range and winter highs generally in the 70-80°F range. Winter temperatures are rarely below 32°F, and the average annual temperature is 73°F. Precipitation can occur throughout the year, but is most common during the late summer months or during the winter months of January through March. Precipitation at the property totals less than three inches per year.

     The Landfill Agreement provides for joint use of certain assets associated with the Mesquite Property for the mutual benefit of WMMI and LACSD. Water is delivered to the property by WMMI from the existing Vista well field located southeast of the mine. The two current active water wells are deemed capable of supplying the water requirements of the mine and the landfill. The two existing pumping systems are capable of supplying 2,000 gpm of fresh water to the operation. The mine will require about 1,000 gpm and the landfill a maximum of 700 gpm when operating at full capacity. The water wells and associated pipeline will be operated and maintained by WMMI and water will be provided to LACSD with the costs shared based on proportional usage.

     Electricity for the mine is provided through a 92 kV power line and is supplied by Imperial Irrigation District Power Company. The major facilities associated with the Mesquite Mine are the physical plant site, including heap leach pads, process plant, workshops, warehouses, administration buildings and dry facilities, and mine infrastructure, including open pits, ramps, maintenance shops, and mobile equipment fleet.

     The Mesquite Mine is located a few miles to the southwest of the Chocolate Mountains, at an elevation of between 600 to 1,000 ft above sea level. The property is on an alluvial fan that slopes gently from the northeast to the southwest. The vegetation consists of sparse desert vegetation with creosote bush, brittle brush, barrel cactus and cholla cactus present.

History

     Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876. The first strike and claims in the area were staked at this time by Felisaro Parro. During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district by jobless men searching for gold in the Chocolate Mountains and surrounding foothills. Larger placer and lode mining was reported in the area from 1937 through to the mid-1970s.

     Commercial gold production at Mesquite started in March 1986 as a heap leach gold operation by Gold Fields Mining Corporation (“Gold Fields”). In 1993, Santa Fe Pacific Gold Corporation (“Santa Fe”) acquired the Mesquite Mine from Gold Fields. In May 1997, Santa Fe was acquired by Newmont. Newmont mined the deposit through May 2001 when there was a slope failure in the Big Chief pit and the existing reserves at a $300/oz gold price were deemed to be uneconomic. Gold recovery from the Mesquite heap continued through to 2007.

     A total of 154 million tons of material grading 0.026 oz/ton Au had been placed on the leach pads when mining operations stopped in 2001. Approximately 3.05 million ounces of gold were recovered between 1985 and 2007 with a calculated average gold recovery of 76.5% prior to the restart of operations in late 2007.

     Western Goldfields acquired the Mesquite Mine from Newmont in November 2003 and completed a feasibility study in 2006. The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District. Commercial production began in January 2008, and the mine sold 144,000 ounces of gold in calendar year 2009.

Geological Setting

     The Mesquite District lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex history.

     The Mesquite Mine comprises two subparallel, Oligocene-age orebodies: Big Chief – Vista (Big Chief, Cholla, and Lena, Rubble Ridge, Panhandle, and Vista), and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-300 ft) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

Historical Exploration

     The first gold production at the Mesquite project dates to the late 1800s and early 1900s when placer gold was recovered on a small scale. After World War II, small-scale subsistence mining continued. At times, hundreds of people worked the mines or prospected in the area. Exploration during the 1970s included work by Placer-Amax, Conoco, Glamis Gold Corporation (“Glamis”), Newmont, and Gold Fields. Exploration sampling, trenching, and drilling identified a number of gold bearing zones.

     In 1980, Gold Fields acquired the property and conducted exploration, initiating a thorough exploration program that included surface sampling and geophysics. In September 1981, Gold Fields drilled twelve rotary drill holes, ten of which encountered significant mineralization within 200 ft of the surface. In 1982, Gold Fields drilled the Big Chief deposit on a 141 ft fence line, with holes spaced 141 ft apart along the fence line. This campaign employed 5-1/4 inch RC holes above the water table (approximately 200 ft) and 3-1/16 inch core holes below the water table. By September 1982, 350 exploration holes had been drilled. By September 1983, a total of 868 holes were completed totalling 284,439 ft of drilling. About half of the holes in the present database were completed by mid-year 1988 (3,200 holes and 1.3 million ft). Gold Fields, Santa Fe, and Newmont continued to drill on the Mesquite property by mostly RC drilling as they mined the deposits, although Gold Fields completed most of the drilling on the property. By 1993, over 5,000 holes had been completed by Gold Fields totalling 2.4 million ft.

     In late 1982, sinking of a decline began, with the objective of improving the confidence in the drill results of the Big Chief deposit. A total of 2,390 ft of underground decline development (586 rounds) near the centre of the deposit was completed in 1983. The decline was driven to provide material for pilot heap leach tests and to allow detailed geologic mapping and bulk sampling of the deposit. Each round from the decline was bulk sampled and a comparison with drill sampling was noted. A total of 50 model blocks were estimated from the decline data and compared to the same blocks estimated from drill holes drilled along the path of the decline on 20 ft intervals. The average grade of the two estimates compared closely, although the grade estimates of individual blocks did not correlate well.

     Gold Fields, Santa Fe, and Newmont continued to drill and develop the Big Chief, Vista, Cherokee, Rainbow, Lena, and Gold Bug deposits on the property. The initial grid at Big Chief was reduced to 70 ft with infill drilling along the 141 ft space fence lines. The Vista deposit was initially drilled on 140 ft sections, with drill holes spaced 70 ft apart on the sections. The other deposits were drilled initially on 200 ft to 400 ft grids, with infill drilling generally completed on 100 ft spacing.

Mineralization

     The gold mineralization at Mesquite was deposited in an epithermal setting, within 500 ft to 1,000 ft of the surface. The majority of the economically attractive mineralization is found in the biotite gneiss and hornblende-biotite gneiss, while the mafic gneiss and intrusive rocks are generally less mineralized. Gold mineralization is found both disseminated and vein hosted within these units. The majority of the veining is controlled by faults and fault junctions which have moderate to steep dips. The gold mineralization dominantly occurs in two types: pods of mineralization that are limited in lateral and vertical extent at fault intersections, and trends of mineralization along faults.

     Gold occurs at Mesquite as both submicron disseminated and coarse gold. All documented gold occurrences are native gold, and classification has been based on silver content and grain size. A silver-free native gold is the most common type in the oxidized zone. It occurs in particles less than five microns, although clusters up to 100 µ are common in fault zones. Gold grains are subhedral to anhedral in shape, with anhedral morphology predominating. In general, the grains are characterized by irregular, ragged boundaries and equant to elongate shape. Gold within the oxide portion of the deposit is commonly associated with goethite pseudomorphs after pyrite and mica minerals. Later stage gold, less than five microns, is found along the cleavages of the micas.

     A second type of gold is the silver-bearing (5% to 20%) coarse (10 µ to 600 µ) gold. Its average size is 30 µ to 50 µ and it is typically found in the unoxidized zone, and only occasionally in the oxidized zone. Grains have octahedral morphology, with cuspate to sharp boundaries. Gold specimens are usually bright yellow electrum, with minor inclusions of galena and pyrite. Silver-bearing gold is associated with quartz-adularia pyrite veins containing arsenopyrite, magnetite, and chalcopyrite.

     Visible gold has been identified throughout Mesquite. Small flakes, less than 50 µ, of free “flour” gold have been found within the oxidized gouge and clay fault zones. The flour gold is thought to be a result of remobilization during oxidation and is supergene in nature. Gold is typically associated with titanium oxides (rutile) and hematite.

These zones are limited in extent (one inch to three feet wide, with three feet to 50 ft of strike length), but can be extremely high grade. Selective sampling indicates typical gold values of 1.0 oz/ton to 2.0 oz/ton Au, with a high of 35.9 oz/ton Au recorded in Big Chief. Coarse-grained hypogene gold has also been noted with more frequency and larger size in the unoxidized portion of the deposits. Recent test work on non-oxidized ore indicates that 65% to 78% of the gold is liberated free milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates. Grain size ranges from 10 µ to 600 µ, with no textural indications of remobilization. Coarse gold generally occurs as electrum within quartz veins (occluded and void fill), while the refractory portion is found within overgrowth rims of arsenopyrite, chalcopyrite, and pyrite.

Drilling

     The Mesquite Mine database comprises 2.7 million ft of drilling in 6,221 drill holes, most of which are reverse circulation ("RC") holes. A total of 103 holes in the database were diamond drill holes. During the early development of the property, 128 of the RC drill holes were deepened by diamond drilling below the water table. A total of 13 PQ core holes that were drilled for metallurgical testing were not found in the current drill hole database. Most of the drill holes were vertical holes and have not been downhole surveyed. In general, the disseminated mineralization appears to be flat-lying or with a moderate 16º southwest dip. The vertical drilling provides an appropriate measure of the true mineralization thickness.

     Gold Fields drilled two pairs of twin RC/diamond drill holes during the preproduction exploration. They concluded that the assays showed the same overall distribution of gold grades although with high local variation. The correlation coefficient for the paired composites is 55%; the mean value of the core composites (20 ft) was 0.028 oz/ton Au; and the mean of the RC composites (also 20 ft) was 0.027 oz/ton Au. The coefficient of variation was 1.3 for the core composites and 0.9 for the RC composites.

     Previously, a number of the vertical diamond drill holes had been drilled within 25 ft of vertical RC drill holes. These were compared with 32 core holes with nearby RC drill holes representing approximately 10,000 ft of compared data. This comparison showed significant differences between some of the holes, indicating that the RC assays tend to return higher assays than comparable core assays. Subsequently, it was concluded that though it was possible there was a bias in the RC samples, resource modelling methods employed at the property, particularly capping of high grade assays to get models to conform to production results, must have compensated for this bias. This is supported by the performance of the resource models to the actual mined tonnage.

Sampling and Analysis

Reverse Circulation Sampling

     Gold Fields’ initial sampling on the RC drilling was completed using two field samplers to collect and quarter each 2.5 ft drill interval from a Jones riffle located beneath the drill cyclone. The succeeding 2.5 ft interval split was combined to produce a quarter split of the five-foot interval. This sample generally weighed 25 lb to 30 lb. This sample was placed in bags and trucked to Yuma, Arizona, to the Gold Fields in-house sample preparation facility. The samples were dried in Yuma prior to processing. Details of Santa Fe and Newmont sampling methods have not been documented.

Diamond Drill Core Sampling

     The whole core was transported to Gold Fields in-house sample preparation facility in Yuma, Arizona. The whole core was reduced, with the primary size reduction done with a jaw crusher followed by secondary crushing with a rolls crusher. After crushing, the sample preparation was similar to RC drilling.

Blasthole Drilling

     In addition to the drilling data, over 650,000 blasthole samples were taken during mine operations from 1985 to 2001. Blastholes were drilled on 19 ft to 24 ft spacing on each bench to define the ore and waste boundaries while mining. The blasthole samples were collected by the blasthole driller using a through-the-deck “rocket” sampler, and assayed at the mine laboratory using methyl-isobutylketone gold dissolution and atomic absorption assaying.

     The assay information for most of these data is available in a database. Historically, the blasthole database has been used to reconcile the various resource models developed for the property. This means that, on a continuous basis, a key step in the development of resource models was the comparison of how the modelling techniques performed compared to these historic data. Historic data was also used to reconcile the model on which the current mineral resource estimate is based.

     In the opinion of Scott Wilson RPA, the sampling method and approach are appropriate for mineral resource estimation. Although the data are historic and details of the Santa Fe and Newmont sampling methods have not been documented, the mineral resource estimates vs. actual production reconciliation has been reasonable and therefore minimizes these issues.

Sample Preparation, Analyses and Security

     The samples were collected, split, and placed in sealed bags at the drill site and transported to the Mesquite Mine exploration sample preparation facilities located in Yuma, Arizona, by company employees. The sample pulps were prepared in Yuma and were shipped to assay laboratories. Most of the samples were shipped to Gold Fields’ assay laboratory facilities in Lakewood, Colorado. Although the procedure used by Santa Fe or Newmont has not been formally documented, the only probable change to sampling protocol was that the Yuma office was closed during this time, resulting in sample preparation work being done at the mine site.

     Reverse circulation drill samples, core samples, and bulk samples (from the decline), were treated at the Gold Fields sample preparation facility in Yuma, Arizona. The previously prepared 40 lb bulk sample and the drill samples were crushed to -10 mesh and then split in a Jones splitter to approximately one pound. This sample was pulverized to -150 mesh and split into four pulps. One of these pulps was fire-assayed at Gold Fields’ laboratory in Lakewood, Colorado. Check assays were run on 20% of the samples by submitting a second pulp to either Skyline Laboratory or Barringer Laboratory. The check assays made on the duplicate pulps were noted to agree with the original assay with no bias and 95% correlation coefficient.

     During sample preparation, periodic checks were made for coarse gold by running the reject material through a Denver gold saver and carrying out both visual and quantitative assessments of the results. Due to the historic nature of the Mesquite assay data, the certification applicable to the Barringer and Skyline laboratories during the course of their work is not known. Both were commercial laboratories that were heavily relied on by the mining industry during that time. A significant number of the assays were also done by the Gold Fields facility in Lakewood. Much of the Gold Fields laboratory analyses would have been in the areas of Big Chief that have been mostly mined out and would not be a major factor for future production.

     Gold Fields prepared all drill samples (both core and RC) and the bulk samples from the decline at its sample preparation laboratory in Yuma, Arizona. After the samples were fire assayed at the Gold Fields’ laboratory in Lakewood, Colorado, check assays were done on approximately 20% of the samples. A second duplicated pulp was assayed by either Barringer Laboratory or Skyline Laboratory. Gold Fields’ comparison of 1,383 check assays with the corresponding original assays shows a good correlation of the two sets of data. The means were within approximately 5% and the correlation coefficient was 95%. The QA/QC procedures by Santa Fe or Newmont have not been formally documented, but QA/QC, check samples, and check assays were done as evidenced by information in the hard copy files existing for each individual hole. In addition, a program of soluble cyanide assaying was performed along with the fire assaying.

Mineral Resource and Mineral Reserve Estimates

     The Mesquite mineral resources inclusive of mineral reserves, and mineral reserves, effective December 31, 2009, are summarized in the following tables.

MINERAL RESOURCES– DECEMBER 31, 2009
New Gold Inc. – Mesquite Mine, U.S.A.
(Reported in Imperial units)

		Tonnage & Grade		Contained Metal
Classification	Mineralization Category	Tons	Au	Gold
		(000s)	oz/t	K oz
Measured	Oxide	86,772	0.014	1,189
	Non oxide	34,017	0.019	660
	Subtotal	120,788	0.015	1,849
Indicated	Oxide	122,265	0.014	1,663
	Non oxide	76,790	0.017	1,132
	Subtotal	199,055	0.015	2,984
Measured & Indicated	Total M&I	319,844	0.015	4,833

Inferred	Oxide	10,563	0.011	119
	Non oxide	13,579	0.017	234
	Total Inf’d	24,142	0.015	353

Notes:
1.	Measured and indicated mineral resources are inclusive of mineral reserves.
2.	CIM Definition Standards were used for mineral resource estimation and classification.
3.	Mineral resources are based on a gold price of US$900/oz gold and cut-off grades of 0.003 oz/ton Au and 0.006 oz/ton Au for oxide and non-oxide material, respectively.
4.	Columns may not add exactly due to rounding.
5.	Mineral resources were confirmed by Mr. Wayne Valliant, Scott Wilson RPA, who is a Qualified Person under NI 43-101.
6.	Numbers may not add due to rounding.

MINERAL RESERVES – DECEMBER 31, 2009
New Gold Inc. – Mesquite Mine, U.S.A.
(Reported in Imperial units)

		Tonnage & Grade		Contained Metal
Classification	Mineralization Category	Tons	Au	Gold
		(000s)	oz/t	K oz
Proven	Oxide	63,768	0.015	982
	Non oxide	17,722	0.024	433
	Subtotal	81,490	0.017	1,415

Probable	Oxide	75,335	0.015	1,137
	Non oxide	27,988	0.021	592
	Subtotal	103,343	0.017	1,729

Proven & Probable	Oxide	139,123	0.015	2,119
	Non oxide	45,710	0.022	1,025
	Total P&P	184,883	0.017	3,144

Notes:
1.	CIM Definition Standards were used for mineral reserve estimation and classification.
2.	Mineral reserves are based on a gold price of US$800/oz gold and cut-off grades of 0.006 oz/ton Au and 0.012 oz/ton Au for oxide and non- oxide material, respectively.
3.	Rows and columns may not add exactly due to rounding.

4.	Mineral reserves were confirmed by Mr. Richard J. Lambert, Scott Wilson RPA, who is a Qualified Person under NI 43-101.
5.	Numbers may not add due to rounding.

     The mineral resource model was imported into Whittle pit optimization software. Pit shells were optimized based on the parameters summarized in the following table.

OPEN PIT OPTIMIZATION PARAMETERS
New Gold Inc. – Mesquite Mine, U.S.A.

Pit Slopes(1)	Above Water Table
	North	40°, 38° in gravels
	East	43°, 46° in rainbow
	South	46°
	West	46°

Below Water Table
	North	37°
	East	43°, 40° in rainbow
	South	43°
	West	43°

Operating Cost	Mining	$0.93/ton mined
	Process + General & Administration	$1.33/ton processed

Dilution		5%
Mining Recovery		95%
Process Recovery – Oxides		75%
Process Recovery – Non Oxides		35%
Gold Price		$800/oz
Gold Selling Price		$12.00
Cut-off Grade – Oxides		0.006 oz/ton Au
Cut-off Grade – Non Oxides		0.012 oz/ton Au

Notes:
          1. Pit slopes may vary slightly for individual pits.

Mining Operations

     The Mesquite Mine is an operating open pit mine with ore processing by heap leaching in a carbon-in-column circuit that recovers gold. The mine operations started in late 2007 with commercial production in January 2008. Mining is performed using a conventional truck/shovel open-pit mining method. Operations include drilling, blasting, loading, and hauling. Run-of-mine ore is hauled directly to the leach pad to the south for processing. Waste mining uses the same equipment fleet used to produce ore. Current mine production is a nominal 165,000 tons per day of total material, including a nominal 30,000 to 40,000 tons per day of ore that is hauled to the leach pad. For 2009, gold production was 150,000 ounces.

Mineral Processing

     Mineral processing uses a heap leaching technique. At the leach pad, a weak cyanide solution (0.4 lb/ton) is applied to dissolve the gold and take it into solution. The solution is collected in the carbon-in-column plant where the gold is collected on the carbon. The gold is stripped from the carbon using a strong cyanide solution. The gold in solution is electrowon onto steel wool. The steel wool is sent to a furnace where the gold is separated from the impurities and the molten metal is poured out to create gold doré bars assaying approximately 92% gold and 7% silver.

     Process recoveries are determined by oxidation. Inception-to-date recoveries are slightly higher than predicted at 76.5%. The process recoveries for the mine reserves and life-of-mine production plan are based on 75% recovery of the oxide ores and gravels and 35% recovery of the non-oxide ores.

Contracts

     Doré is shipped from site to a major refiner. Contracts are in place for refining with charges of $0.60 per ounce (silver plus gold) with payment of 99.9% of the gold and 97.0% of the silver.

Environmental Considerations

The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District. The closure and reclamation plan for the Mesquite Mine has been developed by WMMI with the assistance of independent consultants, with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing.

Taxes

     U.S. federal income taxes are 35% and California State income taxes are 8.8%, for a combined income tax of 40.7%.

Capital and Operating Cost Estimates

     WMMI has developed a capital cost estimate for the life of mine. Capital over the remaining fourteen years is $45.3 million. The average operating cost for the Mesquite operation over the life of mine is estimated at $0.99 per ton mined for ore and waste, $1.47 per ton for processing, and $0.48 per ton processed for general and administrative costs.

Cerro San Pedro Mine, Mexico

     Except as otherwise stated, the following disclosure relating to the Cerro San Pedro Mine is based on information derived from the amended technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010 (the “CSP Report”). The CSP Report was prepared by Richard J. Lambert, P.E., Christopher Moreton, Ph.D. and P.Geo., and Holger Krutzelmann, P.Eng., all of Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”).

     The following description of the Cerro San Pedro Mine has been summarized from the CSP Report and readers should consult the CSP Report to obtain further particulars about the Cerro San Pedro Mine. The CSP Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

Project Description and Location

     The Cerro San Pedro Mine is located in central Mexico in the state of San Luis Potosí, approximately 400 kilometres north of Mexico City along the interstate highway connecting Mexico City with Monterrey, and approximately 20 kilometres east-northeast of the city of San Luis Potosí, which is the state capital. The Cerro San Pedro mine is operated by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”).

     The Cerro San Pedro Mine is an open-pit gold and silver heap-leach mining operation that is expected to produce a nominal 130,000 ounces of gold and 3.2 million ounces of silver, annually, over an estimated remaining mine life of six years. Commercial production at Cerro San Pedro commenced in May 2007. The heap leach pad area, process plant and solution ponds are located approximately 3 kilometres south of the open pit along a haul road.

     The mineral rights at the Cerro San Pedro Mine consist of 53 mineral concessions, covering an area of 7,719 hectares. The majority of mineral concessions have been acquired through purchase agreements and, to a lesser extent, through staking. The unique mineral concessions begin to expire in December 2036 through October 2058, subject to the timely filing of periodic reports and payment of taxes to the Directorate General of Mines (the “DGM”), the federal mining bureau. These concessions may be extended for an additional 50-year period. The Company does not anticipate that extensions to the mineral concessions will be required.

     All of the mineral concessions are held by the Company without any encumbrances, except for two concessions optioned from Antonio Alvarez Ruiz are subject to a note agreement with an outstanding balance of $675,000 as of March 13, 2008. The note does not bear interest and is payable in annual installments of $75,000 from March 2008 through March 2016. The only outstanding royalty is a 1.95% gross value royalty owned by Franco-Nevada Corporation.

     Although the Company has investigated title to its mineral concessions at the Cerro San Pedro project, there is no guarantee that title to such concessions will not be challenged.

     The surface rights to the Cerro San Pedro Mine are controlled by both private and communal parties. The communal parties are called an ejido, which is a communal agrarian structure that has governed approximately half of the agricultural land in Mexico since the land reform that followed the 1910 Mexican Revolution. In order to build and operate the Cerro San Pedro Mine, surface rights agreements were and continue to be required. The Company has obtained surface occupation lease agreements with the three ejidos and the possessionary rights holders that own property in the Cerro San Pedro mine area. A total of 470 hectares are under lease agreements. The leases grant the Company temporary occupancy for a period of 15 years (through January 2011), and may be extended by the Company for an additional 15 years.

     In addition, DGM has granted the Company a Temporary Occupancy and Right of Way Authorization for ejido Cerro San Pedro and ejido Palma de la Cruz land, which provides federally mandated surface rights access over the life of the mine and additional certainty of land tenure. Finally, in early 2008, the Company entered into an agreement with the ejido of Cerro San Pedro to purchase the title to the surface lands covering the mine area and haul road.

Permitting Requirements and Status

     Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in recent years with new standards and policies continuing to be developed. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete a Manifestacion de Impacto Ambiental [Manifest of Environmental Impact] (“MIA”), if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations.

     The Company was issued an Environmental Authorization with respect to its MIA for the Cerro San Pedro Mine by the Mexican federal agency, Secretaria de Medio Ambiente y Recursos Naturales (Secretariat of Environment and Natural Resources) (“SEMARNAT”) in February 1999. The Environmental Authorization lists various conditions which the Company is required to observe with respect to its operations at the Cerro San Pedro. Most of these items are normal business activities associated with operating a mine. The Environmental Authorization is the primary federal permit required for the approval of the proposed mine.

     In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Cerro San Pedro project who was seeking nullification of the Company’s Environmental Authorization. The legal action brought by the contesting group claimed that the Environmental Authorization issued by SEMARNAT violated various environmental laws and standards, and a local land use plan. In June 2004, a Mexican Federal Appeals Court rendered a judgment in favour of a group opposing the Cerro San Pedro project that was seeking nullification of the 1999 Environmental Authorization. The legal action brought by the opposition group claimed that the 1999 Environmental Authorization violated various environmental laws and standards, and a local land use plan. The Appeals Court directed that the case be sent back to the Administrative and Fiscal Court which rendered a decision in September 2004 ordering SEMARNAT to nullify the 1999 Environmental Authorization and issue a new one. After another series of appeals a final Administrative and Fiscal Court judgment was issued in 2005. In April 2006, SEMARNAT issued the Company a new Environmental Authorization that complied with the requirements of the Federal Court order. A group opposing the project filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the new Environmental Authorization. In September 2007, a court of appeals upheld the earlier Federal Court ruling that the Environmental Authorization granted by SEMARNAT to the Company in April 2006 was valid.

     In 2006, a group opposing the project filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the 2006 Environmental Authorization. A series of motions and appeals followed, culminating in a September 2009 Administrative and Fiscal Court ruling that ordered SEMARNAT to cancel the 2006 Environmental Authorization, which SEMARNAT did in November 2009. The cancellation was followed by the Mexican federal environmental enforcement agency, Procuraduría Federal de Protección al Ambiente (PROFEPA), ordering MSX to suspend mining activities. MSX appealed the PROFEPA order, and in December 2009 was granted an injunction allowing it to continue operating pending a final resolution of the litigation on the merits. As a result of the injunction, operations recommenced. See “Legal Proceedings and Regulatory Actions”.

     The Environmental Authorization granted in April 2006 is valid for a twelve-year period through April 2018. The Company may be required to apply for an extension within 60 days of the April 2018 Environmental Authorization expiration date in order to extend the Environmental Authorization term to adequately cover the proposed mining and reclamation period. The current mine plan anticipates completion of mining in 2014. The Environmental Authorization lists over 90 conditions that the Company is required to satisfy, most of which relate to the reclamation phase of the project, and includes the establishment of reclamation funding requirements for the project. The reclamation funding requirements are discussed below under permitting compliance.

     The Company’s mining operations require the use of explosives. Mexican law requires all companies that use explosives to obtain a federal explosives permit on an annual basis. In addition to the annual federal explosives permit, the Company is also required to obtain a state explosives permit on a quarterly basis. In the event that federal authorities determine that the Company is not in compliance with these permits, or if the federal renewals are not renewed in a timely manner, the Company’s operations could be negatively affected. The Company is required to renew its municipal construction and operating licenses on an annual basis.

     The Company has been granted a local Land Use License that includes numerous conditions and recommendations for which the Company has agreed to fulfill. These include the stabilization of the Cerro San Pedro Apostle Church, and the formation of a technical committee to oversee an environmental audit of the project. The structural stabilization of the church and installation of blast monitoring equipment near the church will be financed through a trust fund managed by an independent technical committee and other interested parties. The Company has deposited approximately $217,000 in a bank trust account as a deposit towards the estimated cost of the stabilization program. A federal governmental agency is reviewing the proposed stabilization work plans and with its approval, the Company will commence work on the program.

     The Company must also comply with conditions in other permits and licenses that have been issued by various regulatory and governmental authorities. Although the Company believes that it is currently in compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company’s operations could be negatively affected.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Cerro San Pedro Mine is located 400 kilometres north of Mexico City along Federal Highway 57 (Carretera Federal 57) connecting Mexico City with Monterrey. The site is located 20 kilometres east-northeast of the city of San Luis Potosí. The mine site can be easily reached via a 10 kilometre secondary road extending from the Periferico Oriente to the village of Cerro San Pedro. The city of San Luis Potosí has a population of approximately 685,000 people and has an international airport with daily flights to Mexico City, Monterrey, Houston, Dallas and other cities. The local employment market includes a readily available pool of skilled workers covering a broad range of professions and trades.

     The Cerro San Pedro Mine is located at the margins of two physiographic provinces, the Sierra Madre Oriental to the east and the Mesa Central to the west. It lies within the Sierra de Cerro San Pedro, which is characterized by moderate to rugged relief with elevations ranging between 1800 metres above sea level and 2300 metres above sea level. The climate for Cerro San Pedro is semi-arid, with an average precipitation of 350 millimetres per year. The warmest months are from April through September, averaging 20.1°C for this period with the maximum averaging 29.2°C for May. The coldest months are December through February with an average of 7.4°C for this period, and a minimum temperature averaging –4.4°C in December. Wind direction is predominantly from the west, with winds of these directions prevailing 160 to 240 days of the year. The vegetative cover consists of various shrubs, mesquite, and cactus.

     Electricity for the mine is provided through a 115 kilovolt power line that runs to a location near the processing facilities. In addition, the Company has acquired a diesel generator as a backup power system for the process facilities.

     Water rights are federally owned in Mexico and administered by an agency of the federal government, the Comision Naciónal del Agua [National Water Commission] (“CNA”). CNA granted water concessions to private parties throughout the defined San Luis Potosí Hydrologic Basin (the “Basin”). As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties who received the water concessions from the CNA. The Cerro San Pedro project is forecast to use a maximum of approximately one million cubic metres of water per year. The Company has acquired titles for pumping rights for 1,010,234 cubic metres per year, which generally must be renewed with CNA at various intervals during mine operations. The Company has also acquired an additional 360,000 cubic metres of water rights for which it is awaiting receipt of title from CNA. This brings the total to 1,370,234 cubic metres, which is in excess of the estimated mine requirements.

     The approximately 1.4 million cubic metres of water rights that are owned or leased by the Company have been acquired from various wells throughout the Basin. All of these water rights have been, or will be, transferred to a well at La Zapatilla. The La Zapatilla well was constructed by the Company and has a total pumping capacity of approximately two million cubic metres of water per year. The La Zapatilla well is located 1.5 kilometres west of the leach pad, which is where most of the mine’s water consumption takes place.

History

     The Cerro San Pedro district has undergone several periods of significant mineral production over the past 400 years. Initial mining activity is reported to have begun in 1575 when the Spanish discovered outcropping bonanza-type gold and silver mineralization. Mining continued until 1663 when a mine fire collapsed the main production stope, effectively curtailing organized mining activity for the next two hundred years. Although there are no reliable production records for this period, it is estimated that approximately 200,000 to 500,000 ounces of gold and 2 to 5 million ounces of silver were produced from near-surface high-grade ores by the Spanish.

     The second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80% of the district. During this period, the La Victoria Company drove the Victoria adit beneath the collapsed stope in an attempt to regain access to the bonanza-grade ore bodies that had been mined by the Spanish. Concurrently, the El Barreno Company developed an underground mine in the adjacent Barreno Hill area to the south. By 1904 there were more than 100 active mines in the district. All mining operations were reportedly suspended between 1925 and 1930. In 1930, mining activity resumed when American Smelting and Refining Company (“Asarco”) acquired the La Victoria and Barreno properties and began mining a combination of near surface oxide ores by open pit on Barreno Hill, and high-grade sulfide ore from underground in an area approximately 500 metres to the south. Asarco’s production continued uninterrupted until 1948 when mining operations ceased due to a labor dispute. Asarco’s total production during this period is reported as approximately 300,000 ounces of gold, 22 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead and 93 million pounds of copper.

     The advent of modern heap leach technology in the early 1970’s resulted in renewed interest in the Cerro San Pedro district with successive exploration campaigns by companies that included Geocon, Inc. (“Geocon”), Bear Creek Mining Company (“Bear Creek”), Compañía Fresnillo (“Fresnillo”) and ultimately MSX (a subsidiary of Metallica Resources Inc.) who, beginning in April 1995, completed the first feasibility study for the project in March 1997. In early 1998, Metallica executed a 50:50 joint venture agreement with Cambior Inc. (“Cambior”) to further develop the property. Cambior’s activities resulted in the completion of a second feasibility study for the project. Cambior sold its interest in MSX to Glamis Gold Ltd. (“Glamis”) in May 2000. In November 2000 Glamis completed a third feasibility study for the project which serves as the basis for the open pit run-of-mine heap leach currently in operation. In February 2003, Metallica acquired Glamis’ 50% interest in the project, excluding a royalty on net proceeds which was subsequently acquired and cancelled by Metallica in 2004. The only outstanding royalty on the project is the 1.95% gross value royalty owned by Franco-Nevada Corporation.

     Construction of the Cerro San Pedro gold and silver, heap-leach, open-pit mine began in 2004, and was expected to take approximately nine months to complete. Metallica encountered delays with the construction schedule in 2004, 2005 and 2006 resulting from various legal challenges involving surface rights access, the explosives permit and other permits and licenses. Most of these challenges were resolved by 2006, which enabled Metallica to complete construction of the mine and commence commercial production on May 1, 2007.

Geological Setting

Regional Geology

     The Cerro San Pedro mining district is located within the Parras Nappe section of the Eastern Sierra Madre fold belt of northeastern Mexico along the contact with the Central Mesa plateau to the west. The Parras Nappe is part of a larger system of Laramide-age, supracrustal anticlinoria comprising the Mexican fold and thrust belt. The local stratigraphic section is dominated by the early Cretaceous La Peña (Aptian) and Cuesta del Cura (Albian) Formations. Both formations represent deepwater fore-slope and basin facies deposited along the western margin of the Valles-San Luis Potosí carbonate platform. Lithologies consist of thin- to medium-bedded calcareous mudstones with locally interbedded shale, chert and carbonate slide breccias. Tectonism within these units is characterized by thin-skinned, east-northeast directed compression and shortening (denoted as D1), which resulted in a series of sinuous, northerly-trending, east-verging, overturned anticlinal folds and associated thrust faults. These structures locally deflect and dilate along younger crosscutting northeast trending transverse wrench faults that developed under northwest-southeast directed compression (denoted as D2). Fold hinges and zones of wrench faulting commonly show moderately developed fault-related (S-C) fabric and shear foliations suggesting that D1 and D2 occurred under largely brittle-ductile conditions and were likely closely linked in time.

Local Geology

     The Cerro San Pedro mining district centres on one such D1/D2 structural deflection. A Laramide-age pluton, the San Pedro porphyry, was emplaced within a zone of dilation formed at the intersection of west-dipping thrusts and/or axial planar reverse faults with a system of northeast-striking dextral wrench faults. Intrusion and subsequent hypogene mineralization of the San Pedro porphyry occurred during early Paleocene time as indicated by a whole rock K/Ar age for fresh porphyry of 64 +/- 3.2 Ma and a sericite Ar/Ar date for altered porphyry of 64.56 +/- 0.76 Ma. The overlapping ages for fresh and altered porphyry clearly indicate that emplacement of the San Pedro porphyry and related hypogene sulphide mineralization took place between about 67 and 62 Ma.

     Timing of porphyry emplacement and hypogene sulphide mineralization also provides a lower limit for the timing of Laramide deformation in the region. Previous work noted that the style of folding and thrusting corresponded to the Sevier Orogeny and probably occurred sometime during the middle to late Cretaceous and prior to the intrusion of the San Pedro porphyry; however more recent work has determined that much of the San Pedro porphyry was emplaced during reverse slip associated with D1 east-northeast-directed shortening and likely continued through subsequent southeast directed D2 compression and wrench faulting. Moreover, the floor of the San Pedro porphyry sill is now interpreted as a major thrust fault that juxtaposes older La Peña limestones against younger Cuesta del Cura limestones. This floor thrust is exposed along the entire length of Sierra de San Pedro. These observations suggest that the San Pedro porphyry was dynamically emplaced and mineralized during the D1 and D2 folding, thrusting and wrench faulting, effectively constraining the timing of these events to the early Paleocene. Subsequent uplift and erosion of the San Pedro porphyry and mineralized country rocks during Laramide time is implied by two K/Ar radiometric ages for alunite of 54.6 +/- 1.4 Ma and 47.6 +/- 1.3. An upper limit to uplift and erosion is provided by middle Eocene age andesitic flows of the Casita Blanca Formation (44.1 + 2.2 Ma) which unconformably overlie the Cretaceous limestones. In the southern Cerro San Pedro area, Casita Blanca andesite directly overlies mineralized limestone several tens of metres above the San Pedro porphyry, suggesting that exhumation, and possibly oxidation, of the San Pedro mineralized system was well-advanced by middle Eocene time.

     Post-Laramide deformation is characterized by Basin and Range style extensional block faulting accompanied by the eruption of the San Luis volcanic units and formation of the Villa de Reyes graben lying immediately to the west of the Sierra de San Pedro. Volcanic units cover the southern third of the Sierra San Pedro area and include the Oligocene Santa Maria Ignimbrite (34 +/- 0.9 Ma) and the Portezuelo latite (30.6 +/- 1.5 Ma). These units unconformably overlie the Cretaceous limestones and Eocene continental clastic and andesite flow units discussed above. Subsequent block faulting and graben formation occurred between 29 and 27 Ma along two sets of intersecting north-northeast and northwest oriented normal fault systems. Final exhumation and supergene oxidation of the San Pedro mineralized system occurred shortly thereafter, as evidenced by Ar/Ar dating of alunite from the oxidized San Pedro porphyry which yielded an age of 24.15 +/- 0.13 Ma.

Property Geology

     The Cerro San Pedro deposit is a gold-silver-zinc-lead plus minor copper mineral resource that is hosted within a late Cretaceous to early Tertiary monzodiorite porphyry. The porphyry has intruded a sequence of Cretaceous limestones that suffered broad-scale regional tectonic folding and faulting during the Laramide orogeny. The geometry of the San Pedro porphyry, as defined by surface mapping and drill hole intercepts, is that of an elongate (1.5 kilometres to 2.0 kilometres long by 200 metres to 400+ metres thick) wedge-shaped body emplaced along a westerly-dipping system of thrust faults. In general, the complex deformational history of pre-mineral faulting, folding, and intrusion of the San Pedro porphyry are the primary factors behind the localization of the mineralization in the Cerro San Pedro mining district.

     The Cerro San Pedro porphyry is a holocrystalline porphyritic rock of metaluminous alkalicalcic composition. Modal mineralogy consists of 35 to 55 volume percent fine- to medium-grained phenocrysts of plagioclase (20-35%), biotite (15-20%), hornblende (10-15%), K-feldspar (~5%), and quartz (1-2%), within an aphanitic groundmass consisting of quartz (15-18%) and K-feldspar (15-17%). The San Pedro porphyry has been characterized as a quartz diorite; however, more recent work suggests the term ‘monzodiorite’ better fits its higher modal K-feldspar content.

Exploration

     Exploration work by the Company’s subsidiaries on the CSP deposit began in 1995 and resulted in the first feasibility study for the project in 1997. The structural control on the mineralization was recognized as a critical component of the deposit geometry and consequently a lot of effort was directed towards trying to unravel the structural history. Multi-year detailed mapping programs, accompanied by grab sampling, led to a better understanding of the geology and mineralization styles and distribution. In conjunction with the mapping and sampling programs, a series of drilling campaigns involving a combination of RC and diamond core drilling were conducted during the periods from 1995 to 1999 and from 2008 through 2009. These drill programs were designed to both fill-in the data gaps so that a feasibility study could be performed and to extend the known limits of the mineralization. Contract drilling companies have been used throughout the Company’s 15 year history with the project. Layne de Mexico, S.A. de C.V. has served as the primary contractor for the RC drilling programs, and Major Drilling de Mexico S.A. de C.V. and BDW International of Mexico S.A. de C.V. for the core drilling programs. Exploration by the Company is summarized in the following table:

SUMMARY OF EXPLORATION WORK
New Gold Inc. – Cerro San Pedro Mine, Mexico

Year	Work Type	Results
1995 - 1997	Mapping and Sampling. Exploration and RC and core drilling: 49,000 m in about 213 holes. Feasibility Study (1st)	Proven and probable reserve estimated: 77.3 Mt @ 0.60 g/t Au, 24.8 g/t Ag (based on $360/oz gold, $5.25/oz silver)(1)
1997 - 2000	Mapping and Sampling. Exploration and core drilling: 7,612 m in about 53 holes Feasibility Study (2nd)	Proven and probable reserve estimated: 63.5 Mt @ 0.62 g/t Au, 24.6 g/t Ag (based on $300/oz gold, $5.50/oz silver).(1)
2000 - 2002	Feasibility Study (3rd)	Proven and probable reserve estimated: 50 Mt @ 0.77 g/t Au, 23.0 g/t Ag (based on $275/oz gold, $5.25/oz silver).(1)
2003 - 2008	Mine Development: Feb – Dec 2003 Construction – Jan 2004 to April 2007 Commercial Production – May 2007	Proven and probable reserve estimated: 61 Mt @ 0.59 g/t Au, 24.0 g/t Ag (based on $325/oz gold, $4.62/oz silver).(2)
2008 - 2009	Exploration and core/RC drilling: 16,799m in 29 holes	Refer to mineral reserve and mineral resource statements as of December 31, 2009.

Notes:
1.	These estimates are historical and should not be relied upon.
2.	This estimate is historic in nature and should not be relied upon.

Mineralization

     The mineralization at Cerro San Pedro has two principal forms: 1) gold and silver within iron oxide minerals, and 2) gold, silver, zinc, and lead (plus minor, locally occurring copper) within sulphides. Both styles of mineralization are hosted within a well-developed system of crosscutting fractures (stockwork) in the San Pedro porphyry and along faults and fractures that extend into the surrounding limestone country rock. In addition, secondary oxide-hosted gold and silver mineralization is present in the near-surface parts of the Cerro San Pedro district. Here, surficial weathering and oxidation has removed zinc, lead and copper from pre-existing primary sulphide minerals. The majority of the current mineral resources and reserves are contained within the gold and silver bearing oxide portion of the Cerro San Pedro deposit. Although no mineral resources or reserves have been defined for the deeper sulphide-rich portion of the deposit, gold, silver, zinc, lead, and minor amounts of copper were mined from high-grade sulphide deposits along the contact of the San Pedro porphyry and limestone country rocks.

     Sulphide-dominated mineralization at Cerro San Pedro occurs in two modes: 1) low-grade porphyry-hosted stockwork and disseminated sulphides, and 2) high-grade polymetallic semi-massive to massive sulphide mantos replacing the adjacent limestones. The dominant sulphide minerals are pyrite, sphalerite, and galena.

     The Cerro San Pedro district covers a one by two kilometre area. It is centred upon an uplifted block of San Pedro porphyry, and its overlying limestone, which is locally referred to as the Begoñia horst. Within this area, D1 structures are characterized by overturned east verging anticlines and synclines with a gentle northerly plunge. Bedding parallel reverse faults and penetrative thrusts develop where fold axial surfaces are flatter; shear failure is more apparent within the hinge zones of synclines. Within the central horst, a series of northerly striking D1 faults, locally referred to as the Mendez fault system, serves as one of the primary controls to mineralization in the district. D2 structures are characterized by steeply north and south dipping faults that cut and offset earlier D1 structures. These represent a second set of mineralization controls in the district. In combination with the upper contact of the San Pedro porphyry, the D1 and D2 structures are the principal mineralization controls in the district.

     Historic production stopes in the district define a moderately plunging southwest trend, extending over a horizontal distance of approximately 1.5 kilometres with a vertical range of at least 750 metres. This mineralization trend remains open at depth. Modern surface exploration work in the district indicates this mineralized trend remains largely unexplored for at least another one kilometre south from the area of historical underground mining.

Drilling

     In November 2008, MSX began its Cerro San Pedro Sulphide drilling project to understand the geometry of the sulphide mineralization. This mineralization extends from beneath the current area of open-pit mining to an area of historical underground mining approximately 500 m to 600 m to the south. In this area, Asarco is reported to have produced approximately 300,000 ounces of gold, 22 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead, and 93 million pounds of copper from a manto-style sulphide body between 1928 and 1948. The objective of the CSP Sulphide project is to explore the resource potential of the Au-Ag-Zn-Pb sulphide zone as it extends from beneath the Au-Ag oxide pit toward the historic Asarco mine area (and possibly beyond). As of December 31, 2009, 29 holes totalling 16,799 metres of core drilling had been completed. The core drilling company used for this program is BDW International Drilling Inc. was contracted for all diamond core drilling and Layne de Mexico, S.A. de C.V. was contracted for all RC work, with head offices in Rouyn-Noranda, Quebec, Canada.

     The historic Cerro San Pedro drill hole database includes the results from four different drilling campaigns by four different companies: Bear Creek, Fresnillo, MSX-Metallica, and MSX under the Cambior-Metallica Joint Venture. The database for the current resource/reserve estimate includes gold and silver assay results for approximately 284 drill holes totalling 75,003 metres.

     Contents of the database are summarized in the table below:

CERRO SAN PEDRO DRILL HOLE DATABASE
New Gold Inc. - Cerro San Pedro Mine, Mexico

		Core Holes		RC Holes		Total
Company	Year	No.	Metres	No.	Metres	No.	Metres
Bear Creek	1982			3	276	3	276
Fresnillo	1992			49	9,518	49	9,518
Metallica - MSX	1995			47	11,970	47	11,970
Metallica - MSX	1996	28	8,568	78	20,895	106	29,463
Cambior - MSX	1997	11	2,650			11	2,650
Cambior – MSX Surface	1998	13	1,439			13	1,439
Cambior – MSX	1998	42	3,523			42	3,523
Underground
New Gold – MSX	2008-09	28	15,288	7	1,511	29	16,799
	Total	122	31,468	184	44,170	300	75,638

     For the current mineral resource estimate, 284 of the total 330 drill holes were used; 16 drill holes were excluded (three Bear Creek holes and 13 of the Fresnillo holes) were excluded due to a lack of supporting data (missing logging sheets). The area defined by the mineral resource estimate has generally been drilled on 50 metre centres. Much of the area centering on the current open pit mineral reserve has been drilled and sampled at a closer spacing approaching 25 metres.

     The style and distribution of the Cerro San Pedro Mine mineralization makes it difficult to determine a single useful value that describes the relationship between the true thickness and the sample length. Similarly, the orientation of the mineralization is not easily definable due the heterogeneous nature of the veining, dissemination, and manto distribution.

Sampling and Analysis

     All of the samples used in the resource estimate came from the area in and around the current open-pit operation. RC, diamond drill core and underground chip samples were collected. Layne Drilling Services de Mexico served as the primary contractor to MSX for the RC drilling program at the Cerro San Pedro Mine. Daily supervision of drilling activities was the combined responsibility of project field geologists, the senior project geologist, and the drilling contractor. Detailed drill logs, chip boards, and sample records were prepared on site by the rig geologists, who oversaw all sampling activities at the drill rig.

     The standard sampling procedure for RC drill holes involved systematic sampling at regular two metre intervals starting from the drill collar and continuing to total depth. Samples collected under dry conditions were split using a three-tiered Jones sample splitter. Due to poor ground conditions within the upper parts of the deposit, however, the majority of reverse circulation holes required the injection of water and the use of wet sampling methods in order to maintain optimum circulation and sample return. To date, no groundwater has been intercepted in the area containing the open pit gold-silver mineral resource at the Cerro San Pedro Mine.

     Collection of wet drilling samples involved the use a rotary wet sample splitter, which reduced recovered drill cuttings into two parts: one split was sent to Bondar-Clegg Laboratories (now part of the ALS Laboratory Group) for analysis, and one duplicate split was saved for future sample analyses and test work. Suspended fines were collected by adding an anionic flocculent to each sample at the start of each sample interval. Collected samples were then allowed to sit undisturbed, until sample fines had settled sufficiently after which excess water was decanted and the samples bagged for storage and shipment to the Bondar-Clegg sample preparation facility in San Luis Potosí.

     Although every effort was made to optimize sample recovery, the abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit has at times made consistent sample recovery a problem. To overcome this, synthetic polymer (EZ-Mud® or Alcomer®) was routinely added to drilling water to increase fluid viscosity and effectively seal the outer part of the hole. In more difficult zones, sample recovery was maintained by the addition of bentonite or drilling foam. In some areas, however, the presence of large open voids precluded proper sample recovery until the drill bit had passed several metres back into solid rock. In an attempt to address this problem, a Digger® center-return hammer-bit was used in place of the conventional reverse circulation hammer to minimize sample loss through known mine workings and voids.

     Prior to 2008, the sampling procedure for core holes involved systematic sampling at regular two meter intervals, except where holes intercepted major lithologic/geologic contacts or encountered mine workings and voids. During 2008-09, systematic sampling took place at regular two meter intervals for the first two drill holes, after which the sampling interval was increased to regular three meter intervals which were used throughout the remainder of the campaign with the same exceptions listed above, including zones of manto mineralization. During 2008-09 zones of manto mineralization with ample core recovery were sampled at regular one meter intervals, with exceptions made at major geologic or mineralogical contacts. The majority of core holes were completed with HQ-sized core (6.4 centimetre diameter), with reductions to NQ-size core (4.8 centimetre diameter) where necessary. Two methods of core sample splitting were employed, depending on sample lithology. In 2009, one metallurgical hole was drilled with PQ-size core (8.5 centimetre diameter).

     During the 2008-09 drill campaign, all core samples were cut using either a manual or hydraulic core splitter. Sample pieces measuring up to 10 centimetre to 15 centimetre were placed in the splitter lengthwise and cut. One half of the core was place back into the core box while the other was placed in the appropriate sample bags. Each splitter was thoroughly cleaned by the operator(s) between samples using hand brushes. All work was supervised by a project geologist.

     Prior to 2008, the preparation of bulk composites for column leach metallurgical testing involved the collection of approximately 500 kg of Begoñia Limestone, as well as the collection of three 200 kg of whole-core composites of porphyry oxide material. All samples selected for bulk compositing were submitted as separate sample intervals and were subsequently composited by McClelland Laboratories. The samples for bottle-roll leach tests were submitted as un-split two metre intervals. Head assays for these samples were subsequently entered into the drill assay database upon receipt of results from McClelland Laboratories. Density determinations of the various ore types were made on underground and core samples of mineralized porphyry. Split core samples of representative ore and waste rock lithologies were selected for Acid Rock Drainage (ARD) characterization and submitted to Hazen Laboratories, Golden, Colorado, USA, for analysis.

     In the fall of 2009, a twin hole of a previous 8.5 centimetre diameter hole was drilled to collect metallurgical samples of porphyry oxide and porphyry sulphide-oxide material. Whole PQ sized core samples were individually sealed and bagged to prevent oxidation and placed in 55 gallon barrels for shipment. Porphyry sulphide and porphyry sulphide-oxide material were collected and submitted for analyses. Determinations of density and head assay along with mineralogical, grind, and flotation testwork will be completed by Dawson Metallurgical labs of Salt Lake City, Utah, USA.

Sample Preparation, Analysis and Security

     Prior to 2008, drill samples submitted for Au-Ag fire assay were routinely sent to the Bondar-Clegg sample preparation facility in San Luis Potosí, where each sample was dried at approximately 150°C, weighed, and crushed to a minimum of 75% passing minus 10 mesh. Quality assurance was maintained by screening at least one sample from each daily submittal through a 10 mesh screen. The crushed sample was then passed through a Jones splitter and a representative 250 gram split was retained for subsequent pulverization. The remaining coarse rejects were rebagged and returned to the San Pedro project site for storage. The 250 gram split was then pulverized using a ring and puck pulverizer, reducing the sample to a minimum standard of 95% passing 150 mesh. Beginning in late 1995, Bondar-Clegg began separating each pulverized sample into separate 150 gram to 200 gram and 50 gram splits, the larger of which was forwarded to the Bondar-Clegg laboratory in Vancouver, British Columbia for gold-silver fire assay, and the smaller retained for storage at the Bondar-Clegg facility in San Luis Potosí. Consequently, an additional set of 50 gram sample pulps remains available for future analytical work.

     The Bondar-Clegg fire assay procedure involved a standard one assay ton gold-silver fire assay with an atomic absorption (“AA”) finish. The assay procedures include blending of sample pulps followed by weighing of one assay ton (29.17 gram) splits from each sample pulp. The weighed samples were fused with an appropriate flux at a temperature of 1038°C for approximately 45 minutes, allowed to cool, and subsequently cupelled at 954°C for gold and 871°C for silver. The cupelled sample buttons were then dissolved in aqua regia for approximately three hours and the resulting solution analyzed for gold and silver on an AA spectrometer. Sample analyses reporting above 10 g/t Au or 500 g/t Ag were re-analyzed via fire assay with a gravimetric finish. In addition, all samples reporting above 0.10 g/t Au are forwarded to Bondar-Clegg’s Reno, Nevada, facility where they were analyzed for cyanide (CN) - soluble gold via a one assay ton hot CN shake leach. Bondar-Clegg’s agitated cyanide assay procedure first involved the preparation of a second 30 gram split from the original sample pulp, which was mixed with 30 milliliters of 5 gram per liter CN solution and 2.5 g/t sodium hydroxide solution to bring the solution pH up to 10.5. The sample is then agitated for one hour at 80°C after which the solution was analyzed by AA. Results were initially reported in ounces per short ton of dry solids and subsequently converted to g/t. Upon receipt of results from Bondar-Clegg, all CN-soluble assay data were recorded in the Cerro San Pedro project database along with the original fire assay results for each individual sample.

     Bondar-Clegg systematically re-assayed every 25th sample as an internal quality control check (the Company did not include standards, blanks or duplicates with the sample batches that were sent to Bondar-Clegg). The entire batch of samples was re-assayed if any discrepancies were noted between the original results and the re-assay values (for Au and Ag). Statistical tests (the F-test and the Student t-test) comparing the two sets of data from the two runs found no significant statistical difference between the two populations.

     In order to check the accuracy of the Bondar-Clegg values, the pulp from every 25th sample was re-assayed by Cone Geochemical Inc. of Lakewood, Colorado (“Cone”) for samples taken in 1995 and 1996. Cone used an analytical procedure that was similar to the Bondar-Clegg method except that all sample pulps received from Bondar-Clegg were reground to 90% passing 200 mesh prior to fire assay. Gold analyses followed essentially the same procedures described above; however, silver analyses utilized a four-acid digestion technique (Perchloric-Hydrofluoric-Nitric-Hydrochloric), which generally yields a more complete sample digestion resulting in a more complete analysis of total contained silver. When the data from the two laboratories are analyzed, there is a marked difference between the Ag values (but not Au); at the time, this was explained by the pulverization technique (rather than the digestion method).

     In 1998, Cambior twinned some of the RC holes in the pit area with NQ diamond drill holes. The samples were submitted to Bondar-Clegg but they were analyzed using a different protocol (essentially the ‘Cone protocol’ of additional grinding, a four-acid dissolution followed by a fire assay and AA finish). With the new protocol the core samples returned higher Ag values than the samples from the original RC hole. An extensive re-assay program and statistical analysis showed that the 1998 laboratory protocol returned a positive Ag bias of around 30% when compared to the samples assayed before 1998. Further checks were made by assaying a subset of the samples at two additional laboratories using both assaying protocols. The conclusion is that the aqua regia digestion used on samples before 1998 under-reported the Ag values (but not Au). The samples in the database (prior to September 1997) were readjusted using a polynomial regression for both channel and drill hole samples. This resulted in an adjustment of 85% of the Ag values in the database with a 23% increase in the Ag average (from 13.84 g/t to 17.10 g/t).

     In 1998, more than 50% of the reverse circulation samples (2,232 from a total of 4,253) collected by Fresnillo were re-assayed for gold and silver during 1996 by MSX. During the 1995 and 1996 drilling by MSX-Metallica, the samples were assayed in a systematic way for gold and silver, and sporadically for copper, lead, zinc, molybdenum (Mo), arsenic (As), antimony (Sb), mercury (Hg) bismuth (Bi), and manganese (Mn). From 1997 on, each sample was assayed for gold, silver, copper, lead, zinc, molybdenum, arsenic, antimony, mercury and manganese.

     For the 2008-09 drill program, all samples from holes 1-12 along with holes 17, 19-23, and hole 25 were submitted to ALS Chemex laboratory in Guadalajara, Jalisco, Mexico for sample preparation. Samples were first weighed and dried, if necessary. Entire samples were fine crushed to a minimum of 70% passing through minus 10 mesh (2 millimetres). Quality assurance was maintained by screening at least one sample from each submittal through a minus 10 mesh screen. A riffle splitter was used to get splits of 250g which were pulverized to a minimum of 85% passing through minus 200 mesh (75 microns). In the case where the lab was instructed to create pulp duplicate samples, 500g of crushed material was pulverized and subsequently split. One 250 g pulp was submitted as usual with the rest of the sequence and the duplicate was kept for check analyses at a later date by SGS Labs. Batches of 250 g pulps were shipped to ALS Chemex in Vancouver, British Columbia, Canada for Au assay, Ag analysis, and 32-element ICP analyses. Remaining coarse rejects were re-bagged and returned to the CSP mine site for storage. Remaining pulps were also returned and stored on site at CSP.

     Holes 13-16, 18, 24, 26, and 28-29 were submitted to SGS Laboratories in Durango, Durango, Mexico for sample preparation. Samples were first weighed and dried, if necessary. Entire samples were fine crushed to a minimum of 90% passing through minus 10 mesh (2 millimetres). Quality assurance was maintained by screening at least one sample from each submittal through a minus 10 mesh screen. Splits of 1,000 g using a riffle splitter were pulverized to a minimum of 90% passing through minus 200 mesh (75 microns). In the case where the lab was instructed to create pulp duplicate samples, 2000g of crushed material was pulverized and subsequently split. One 1000 g pulp was submitted as usual with the rest of the sequence and the duplicate was kept for check analyses at a later date by ALS Labs. Batches of 1000 g pulps were initially shipped to SGS Laboratories in Toronto, Ontario, Canada for Au assay, Ag analysis, and 32-element ICP analyses. After mid-July 2009, all analyses were completed at the SGS laboratory in Durango. Remaining coarse rejects were re-bagged and returned to the CSP mine site for storage. Remaining pulps were also returned and stored on site at CSP.

     Detailed geological mapping, core logging, structural analysis, and extensive sampling of the mine property, have led to a fuller understanding of the controls on mineralization at CSP. As well, the CSP Mine has been the subject of at least three feasibility studies and numerous resource and reserve updates. Due diligence by all parties involved has created an error-free database. Practical examples of this due diligence include the creation of structural domains, exclusion of samples with less than 15% recovery, and the examination (and rectification) of the Ag-bias in some of the dataset. Scott Wilson RPA had no issues with the quality and appropriateness of this database for use in resource and reserve modelling.

Mineral Resource and Mineral Reserve Estimates

     The New Gold 2009 mineral resource estimate for the CSP Mine is effective December 31, 2009. The basis for the New Gold estimate is a new block model which replaces the Glamis (2000) feasibility study block model used for previous mineral resources estimates for the CSP Mine, including the previous December 31, 2008 mineral resource and reserve estimates prepared for the Company.

     As part of the review of the New Gold 2009 mineral resource estimate for the Cerro San Pedro Report, WLR supplied the following information to Scott Wilson RPA:

  Previous Mineral Resource and Mineral Reserve reports
  Pit shells (in DXF format).

The Company supplied the following information to Scott Wilson RPA:

  End of December 2009 topography data files;
  Drill hole database;
  Rock Code, specific gravities, and rock code heap leach recoveries;
  A new MSX 3-D computer model that incorporates new exploration drilling, an updated geological interpretation, and resource classification scheme;
  Intermediate mine phase designs; and
  Economic Parameters

     A Lerchs-Grossman pit shell for the oxide portion of the deposit was developed based on US$800/oz Au, US$12/oz Ag metal prices, the topography surface as of December 28, 2009 and certain cost and metal recovery parameters (Schimann, 2009). A second Lerchs-Grossman pit shell for the sulphide portion of the deposit was developed based on US$900/oz Au, US$15/oz Ag, US$1.00/lb Zn, US$0.75/lb Pb metal prices, the oxide Whittle pit surface as the upper bounding surface, and certain cost and metal recovery parameters. A hard boundary for the pit shell was established at the INAH buffer zone. This buffer zone represents a volume of rock for which no open pit mining will be allowed so as to not have an impact upon the current townsite. No dilution has been added to the reserve estimate, except for the material already incorporated into the block grade interpolations in the deposit model. In addition, no ore loss adjustment for the accounting of previously mined underground material was made in the mineral reserve estimate.

Economic Parameters for Mineral Reserves – December 31, 2009
New Gold Inc. - Cerro San Pedro Mine, Mexico

Parameter	Units	Value
Gold Price	US$/oz	800.00
Silver Price	US$/oz	12.00
Gold Refining Charge	US$/oz	3.84
Silver Refining Charge	US$/oz	0.25
Gross Receipts Royalty	%	1.95%
Mining Cost - ore	US$/t	1.60
Mining Cost - waste	US$/t	1.33
Processing Cost - ore	US$/t	1.40
General & Administration Cost - ore	US$/t	0.91
Gold And Silver Recoveries	Vary by Rock Type

     Scott Wilson RPA created its own block model for CSP (using Gemcom software version 6.2.1) to confirm the New Gold estimates shown in the table below.

     The Lerchs-Grossman pit shell was superimposed upon the block model and latest topography as of December 28, 2009 to generate a resource estimate at various cut-offs. The combined measured and indicated resource estimated by Scott Wilson RPA (at all cut-offs) is within 0.5% of the estimates produced by the Company.

     The Cerro San Pedro mineral resources inclusive of mineral reserves, effective December 31, 2009, are summarized in the following tables.

MEASURED & INDICATED MINERAL RESOURCE– DECEMBER 31, 2009
New Gold Inc. – Cerro San Pedro Mine, Mexico
(Reported in Metric units)

	Tonnage & Grade						Contained Metal
Category	Cut-off Grade (g/t)	Tonnes (000s)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)	Gold K oz	Silver K oz	Zinc M lbs	Lead M lbs
Oxide Resources[2]
Measured	0.10 Au	48,254	0.52	19.72	-	-	799	30,600	-	-
Indicated	0.10 Au	43,861	0.39	14.79	-	-	556	20,859	-	-
Total M&I Oxide	0.10 Au	92,115	0.46	17.38	-	-	1,355	51,459	-	-
Sulphide Resources[3]
Measured	0.40 AuEq[4]	18,739	0.53	17.10	0.80	0.19	320	10,305	332	79
Indicated	0.40 AuEq	42,307	0.42	11.79	0.71	0.13	576	16,036	660	123
Total M&I Sulphide	0.40 AuEq	61,046	0.46	13.42	0.74	0.15	897	26,341	992	203

Notes:
1.	Measured and indicated mineral resources are inclusive of mineral reserves. CIM Definition Standards were used for mineral resource estimation and classification.

2.	Oxide resources based on a US$900/oz Au and US$15.00/oz Ag Lerchs-Grossmann shell using Measured, Indicated and Inferred categories and a topography surface as at Dec 28, 2009.
3.

Sulphide resources are based on a US$900/oz Au, US$15.00/oz Ag, US$1.00/lb Zn and US$0.75/lb Lerchs-Grossmann shell using Measured, Indicated and Inferred categories and a topography surface as at Dec 28, 2009.

4.	Gold Equivalent (AuEq) cut-off formula as follows. AuEq (g/t) = Ag (g/t) x 0.0167 + Pb(%) x 0.5714 + Zn(%) x 0.7619
5.	Mineral resource estimate was confirmed by Mr.Chris Moreton, Scott Wilson RPA, who is a Qualified Person as defined under NI 43-101.
6.	Numbers may not add due to rounding.

INFERRED MINERAL RESOURCES – DECEMBER 31, 2009
New Gold Inc. – Cerro San Pedro Mine, Mexico
(Reported in Metric units)

		Tonnage & Grade					Contained Metal
Category	Cut-off Grade (g/t)	Tonnes (000s)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)	Gold K oz	Silver K oz	Zinc M lbs	Lead M lbs
Inferred Resources Inside Whittle Resource Pit
Inferred Oxide[1]	0.1 Au	17,931	0.29	9.69	-	-	168	5,586	-	-
Inferred Sulphide[2]	0.4 AuEq[3]	20,964	0.33	8.54	1.22	0.05	224	5,758	564	22
						Total	392	11,344	564	22
Inferred Resources Outside Whittle Resource Pit, but within a specified grade shell
Inferred Oxide	0.1 Au	86,107	0.27	6.88	-	-	756	19,054	-	-
Inferred Sulphide	0.4 AuEq	210,669	0.43	8.00	0.45	0.07	2,945	54,161	2,073	319
Inferred Manto	2.5 AuEq	4,470	1.98	114.51	6.17	1.61	285	16,456	608	159
						Total	3,986	89,671	2,681	478

Notes:
1.	Oxide resources based on a US$900/oz Au and US$15.00/oz Ag Lerchs-Grossmann shell using Measured, Indicated and Inferred categories and a topography surface as at Dec 28, 2009.
2.	Sulphide resources are based on a US$900/oz Au, US$15.00/oz Ag, US$1.00/lb Zn and US$0.75/lb Lerchs-Grossmann shell using
Measured, Indicated and Inferred categories and a topography surface as at Dec 28, 2009.
3.	Gold Equivalent (AuEq) cut-off formula as follows. AuEq (g/t) = Ag (g/t) x 0.0167 + Pb(%) x 0.5714 + Zn(%) x 0.7619
4.	Mineral resource estimate was confirmed by Mr.Chris Moreton, Scott Wilson RPA, who is a Qualified Person as defined under NI 43-101.
5.	CIM Definition Standards were used for mineral resource estimation and classification.
6.	Numbers may not add due to rounding.

Mineral Reserves

     Mineral reserves were generated from a mineable pit design produced from a Lerchs- Grossmann economic computer-generated pit shell. The computer-generated pit utilized third-party metallurgical results and pit stability analysis, historical and current in-house operating cost estimates, and current contract prices. The table below summarizes mineral reserve estimates as of December 31, 2009 based on a gold price of $800/oz, a silver price of $12.00/oz, and a net smelter return (NSR) breakeven cut-off of $2.58/t.

MINERAL RESERVES - DECEMBER 31, 2009
New Gold Inc. – Cerro San Pedro, Mexico
(Reported in Metric units)

	Tonnage & Grade			Contained Metal
Classification	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Gold K oz	Silver K oz
Proven	42,709	0.61	22.41	838	30,772
Probable	35,452	0.51	18.79	570	21,417
Total P&P	78,161	0.56	20.77	1,408	52,189
Notes:

1.	CIM Definition Standards were used for mineral reserve estimation and classification.
2.	Mineral reserves are based on a US$800/oz Au and US$12.00/oz Ag and an NSR cut-off of US$2.58/t.
3.	Mineral reserves were confirmed by Mr. Richard J. Lambert, Scott Wilson RPA, who is a Qualified Person as defined under NI 43-101.
4.	Numbers may not add due to rounding.

Mining Operations

     The Cerro San Pedro Mine is an operating open pit mine with ore processing by heap leaching in a Merrill-Crowe circuit that recovers both gold and silver. Current mine production is a nominal 94,000 tonnes per day of total material, including a nominal 39,000 tonnes per day of ore that is hauled to the leach pad. For 2010, production plans called for a nominal 99,000 ounces of gold and 2.19 million ounces of silver with resumption of blasting in April 2010. The mine operations started pre-stripping in late 2006 with commercial production in May 2007.

     Mine access is via a 3 kilometre haul road beginning at the leach pad extending north to the open pit. Mining is performed through a conventional truck/loader open pit mining method. Operations include drilling, blasting, loading and hauling. Run-of-mine (ROM) ore is hauled directly to the leach pad for processing. Waste mining utilizes the same equipment fleet used to produce ore; however, waste is being deposited in two waste disposal facilities, the primary waste disposal facility to the east and a smaller secondary facility to the west.

Mineral Processing

     Mineral processing uses a heap leaching technique. At the leach pad, a weak cyanide solution (160 ppm) is applied to dissolve the gold and silver and take it into solution. The solution is collected in the Merrill-Crowe plant where the zinc is added to the solution containing gold and silver. The zinc reacts with the cyanide and the gold and silver are precipitated in a solid form. The precipitate is collected on a series of filters. The gold and silver precipitate is sent to a furnace where the gold and silver are separated from the impurities and the molten metal poured out to create gold and silver doré bars assaying approximately 95% silver and 4% gold.

Contracts

     Doré is shipped from site to a major refiner where the silver and gold are separated. Contracts are in place for refining with charges of $0.25 per ounce (silver plus gold) with payment of 99.8% of precious metal content.

Environmental Considerations

     The closure and reclamation plan for the Cerro San Pedro Mine has been developed by MSX with the assistance of independent consultants, with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. SEMARNAT has agreed to allow MSX to fund its reclamation obligation during mining operations, although negotiations with SEMARNAT to determine the interim funding requirements have not yet been finalized. The schedule for completing the closure activities is dictated by the requirements contained in the Environmental Authorization; specifically, the site reclamation must be completed within four years of final processing.

     A Mine Closure Plan was developed by Rescan Environmental Services Ltd. in October 2008. In essence, the plan includes the cost of reclamation of all disturbances and the removal of all buildings and related infrastructure over a four-year period, as well as the cost of a three year post-closure monitoring/maintenance program. During the three-year monitoring and maintenance program, the reclaimed sites will be checked and plants which have not successfully established will be replaced. There are monitoring wells and stations located in various locations on the property and these will likely be left in place for long-term monitoring.

     During the course of construction approximately 311,000 metres3 of topsoil was salvaged primarily during the construction of the heap leach pads. There are two soil stockpiles located on site. The costing is based on placing 30 centimetres of topsoil on the flat portions and 15 centimetres of topsoil for the side slopes of the waste dumps and heap leach pad.

Taxes

     Mexican income taxes are 28%.

Operating and Capital Cost Estimates

     CSP has developed a life-of-mine production plan. Average mining cost per tonne over the life-of-mine is expected to be US$1.83 for ore and US$1.90 for waste. These costs were used in conjunction with operating experience for 2007 through 2009 to develop processing and general and administrative costs. Process operating costs are expected to average US$1.16 per ore tonne over the mine life. General and administrative costs are expected to average US$0.68 per ore tonne over the mine life.

     CSP has developed a capital cost estimate for the life of mine. Mine equipment capital is included in the operating costs as the Company rents the mine equipment fleet. The major capital purchases remaining are for the leach pad expansion on Modules 2 and 3. Capital cost over the remaining six and one half years is US$18.2 million. Future exploration drilling is excluded from the capital costs as the drilling should help find additional resources.

Peak Gold Mines, Australia

     Except as otherwise stated, the following disclosure relating to the Peak Gold Mines is based on information derived, for the most part, from the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009 (the “Peak Report”), as amended and restated on June 12, 2009. The Peak Report was prepared by Peter Lloyd, FAusIMM, Rex Berthelsen, FAusIMM, CPGeo, and Eric Strom, P.Eng., who are employees of the Company.

     The following description of the Peak Gold Mines has been summarized, for the most part, from the Peak Report and readers should consult the Peak Report to obtain further particulars about the Peak Gold Mines. The Peak Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Property Description and Location

     The Peak Gold Mines are located near Cobar in New South Wales, Australia and are operated by Peak Gold Mines Pty Ltd (“PGM”), a subsidiary of the Company. The Peak Gold Mines consist of two areas of underground mining districts and a gold / copper processing plant. The deposits accessed for underground mining are New Cobar / Chesney and Peak / New Occidental / Perseverance deposits. The Peak Gold Mines are situated in the vicinity of Cobar which is located, approximately 600 kilometres northwest of Sydney, New South Wales, Australia. The township of Cobar has a population of approximately 7,000. The Cobar gold field is defined as the 10 kilometre long belt of operating and historic gold mines that extend northwards from the Perseverance – Peak gold mine area to the Tharsis workings, immediately north of the township of Cobar. The properties include four Consolidated Mining Leases (CML 6, 7, 8 and 9) covering the Tharsis to Peak gold mine area, the Coronation-Beechworth area and Queen Bee area; plus a Mining Lease, Mining Purposes Lease and five Exploration Licenses (EL 5933, 6149, 6401, 6402 and 7355), all of which are held 100% by Peak.

     In addition, Peak has a 75% farm-in agreement on an exploration lease (EL 5982) with Zintoba Pty Ltd. (“Zintoba”) and also a 51% farm-in agreement on an exploration lease (EL 6127) with Lydail Pty Ltd. (“Lydail”) EL 5982 is held in the name of Zintoba and is operated by Peak. A Letter of Agreement with Zintoba was entered into in March 2005, whereby Peak was required to spend $150,000 by 29th August 2006 to earn a 75% interest in the tenement. The expenditure was completed by the due date. EL 6127 is held in the names of PGM (51%) and Lydail (49%) and is operated by Peak. Peak entered into a Letter of Agreement with Lydail on 11th July 2003. Peak was required to spend $900,000 within 3 years to earn 51%. This condition has been met. Under the terms of the agreement, Peak has elected to complete expenditure of a further $1,350,000 before 11 June 2010 to earn 75% equity in EL 6127. The Peak Gold Mines leases and licenses, including farm-in or purchase agreements, cover approximately 93,813 hectares surrounding the Peak Gold Mines.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Peak Gold Mines are accessed by driving 8 kilometres south from the township of Cobar on the Cobar-Hillston Road to a 0.5 kilometre private sealed road. Regional road access through Cobar is provided by an all weather highway (Mitchell Highway #32) between Sydney and Adelaide. Connection to the NSW rail service is available at Cobar via Nyngan and extends to the port at Newcastle.

     A regional airport services Cobar. Commercial flights from Cobar to Dubbo were suspended at the end of 2008. Dubbo airport is a 3 hour drive from Cobar where regular commercial flights operate to Sydney. The flight duration is approximately 1 hour.

     Ore produced from the New Cobar and Chesney deposits is transported by road 7 kilometres to the Peak processing facility. The concentrates are currently transported by road to the point of sale at the Cobar Management Pty Ltd’s CSA mine processing facility located 5 kilometres north of Cobar. Thereafter, the concentrates are transported by rail to ports and smelters on the east coast of Australia and overseas.

     The Cobar region has a semi-arid climate and in years of normal rainfall receives on average about 416 millimetres of rainfall per year. Under long-term average conditions, rainfall distribution is relatively uniform throughout the year, although it may appear as significant storm events. Temperatures range from an average maximum temperature of 16°C in the winter to 33°C in the summer. The mean annual evaporation rate of 2,548 millimetres causes a pronounced deficit over the summer months. There are no permanent streams or other water bodies on the PGM properties. Weather does not significantly affect the operations and mining is conducted year-round.

     The landscape is predominantly flat, composed of sandy plains with minor undulations. A series of minor ridges striking approximately north-northwest to south-southeast, reflect a belt of more resistant sandstones and siltstones. Cobar is situated 260 metres above sea level. The Peak is a conical hill, 324.3 metres above sea level, with thePeak Gold Mines situated at the southern base of the Peak. Vegetation is largely semi-arid low woodland, with minor seasonal creeks and rivers lined by taller eucalypt species.

     The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometre dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,890 million litres per year, although it currently uses on average 300 million litres per year. PGM has agreed to allocate an amount of its entitlement to the CSA Pty Ltd (Cornish, Scottish and Australian) copper mine and, as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation. Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

     Maximum electricity consumption demand is 9 MW and annual consumption is approximately 79 GWh. Power is provided to the Peak Gold Mines via a 132 kV transmission line, to a substation at the Peak Gold Mines. Power is converted to 11 kV for use on site, or transformed on site to lower voltages. Emergency power is available from two, 0.8-MW and one 0.65-MW diesel generating units on site, owned by PGM. This is sufficient power for emergency mine egress and to clear some of the processing lines.

History

     There has been sporadic gold mining in the Cobar district since the 1870’s. The district was historically better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880’s, with the Occidental (or United), New Cobar, Chesney and Peak producing gold in the late 1800’s. The greatest period of activity at Peak Gold Mines was from 1896 to 1911 when the Conqueror, Brown and Blue Lodes were worked.

     Most gold mining in the Cobar district ceased by 1920 when the copper mines and smelters closed and there was a decrease in gold prices following World War I.

     The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney Mine also re-opened, in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine was the premier gold mine in New South Wales, and had produced 700,000 oz of gold.

     Exploration by various companies was conducted through the late 1940’s to 1980 in the district with no significant success. In early 1980, Rio Tinto plc acquired various leases containing the New Occidental, New Cobar and Chesney mines. The Peak gold deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985, a total of 30,840m was drilled to delineate the Peak deposit. A prefeasibility study was prepared in October, 1985. An additional study updated the mining, metallurgical and evaluation information to June, 1986. A proposal for a feasibility study was approved in January, 1987 and the study was completed in 1990. Production commenced at the Peak gold mine in 1992.

     Subsequent exploration and investigations led to the development of the New Occidental and Perseverance deposits. In 1995 an exploration program exploring beneath the previously mined area of New Occidental was successful in outlining an inferred resource of 3 million t grading 7.4 g/t gold. In July, 2000, approval was received for development of the New Occidental deposit.

     The Perseverance deposit was identified in the 1980’s from a coincident gravity and magnetic anomaly centred on historic workings. Deep surface drilling in 1994 yielded a narrow zone of ore-grade gold mineralization. The depth discouraged further exploration until 1996 when a decision was made to proceed with further exploration from an 800m underground exploration drive from the base of the Peak Mine workings. Underground drilling commenced in 1997. Following additional investigations and studies, Perseverance was approved for development in December, 2001.

     Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, at the site in October, 1998. The trial open pit continued until March, 1999, extracting approximately 105,000 t of ore. The trial mining led to the operation of the New Cobar open pit from 2001 until 2005. In 2005, development of a decline was completed from the New Cobar open pit to access reserves below the base of the pit.

     Other exploration targets include the Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Geological Setting

     The Cobar Gold Field is located on the eastern margin of the Early Devonian Cobar Basin. The Cobar Basin lies within the northern part of the Central Belt of the Lachlan Orogen. An extensive suite of Silurian “S”-type granitoids of the Wagga Tin Belt is exposed in the southern part of this region. The Eastern Belt of the Lachlan Orogen comprises a mixed Ordovician volcanic and sedimentary sequences characterized by the presence of extensive andesitic volcanic units, which are associated with porphyry-style copper-gold mineralization including the Goonumbla, Cadia and Browns Creek deposits. Epithermal-style mineralization including the Lake Cowal, Gidginbung and Peak Hill deposits, are also present within the Eastern Belt. The Western Belt is dominated by Ordovician and Devonian turbidite sequences and contains the extensive, structurally hosted gold deposits of the Victorian Gold Fields.

     Regional crustal extension of the Lachlan Orogen in the Late Silurian created a series of north-south trending deepwater troughs and basins in the Cobar region. These include the Cobar Basin and, further to the south, the Raast and Mt. Hope Troughs. Onset of regional extension was also marked by the emplacement of Late Silurian S-type and I-type granitoids within the basement on the eastern margin of the Cobar Basin. These include the S-type Thule Granite (dated age of 422 Ma) and Erimeran Granite (dated age of 419 Ma) and the I-type Wild Wave Granodiorite (dated age of 418 Ma). The Cobar Basin was flanked by the Kopje Shelf to the east and the Winduck shelf to the west. Formation of the Cobar Basin has an estimated age of approximately 410 Ma.

     The Cobar Basin comprises predominantly siliciclastic (quartz-rich) turbidites of the Cobar Supergroup. The basin contains two stages of sedimentary fill. The lower part is characterized by coarse grained clastic sediments, while thickly bedded sediments define the upper portion regards these two fill sequences as representing syn-rift and post-rift stages, although there is a relatively subtle nature of this sub-division, which is based solely on the relative amounts of sandstone in the respective sequences. The lower unit, the Nurri Group, is a fining upwards sequence comprising shallow-water sediments that progress rapidly up into more extensive siliciclastic turbidites. This unit was deposited along the eastern margin of the Cobar Basin from detritus sourced from an eastern landmass. The upper unit, the Amphitheatre Group, comprises more extensive low energy turbidites. The Amphitheatre Group defines an upward coarsening cycle followed by an abrupt change to thinner beds with detritus sourced from an uplifted north-western and western landmass. This unit occupies most of the Cobar Basin and is intercalated with sediments deposited on the western Winduck Shelf. Together, these sediments obscure the western margin of the Cobar Basin.

Exploration

     The Cobar Gold Field (“CGF”) is defined as the 10 kilometre long north-trending belt of historical gold mines located east of Cobar which extends from Peak Gold Mines, south-southeast of Cobar, to the Tharsis workings, north of Cobar. The CGF occurs on the eastern margin of the Devonian Cobar Basin and has produced in excess of 2.75 million ounces of gold and 200,000 tonnes of copper since mining commenced 134 years ago. The currently producing mines within the CGF operated by the Company include the New Occidental, New Cobar, Chesney, Peak and Perseverance mines. Mining and exploration have taken place in the CGF area since the late 1800’s.

Recent Exploration

     During the year 2000, thirteen RC holes totaling 578 metres were completed around the New Cobar open cut to test for extensions to the south. No additional mineralization was discovered. In 2003, 27 holes totaling 10,559 metres were drilled during the feasibility study for the underground resource. A further 36 holes were drilled in 2007 for 3496.5m. Of these 20 were included in the 2007 resource estimate of the 30 to 40 levels of the mine.

     In 2004 and 2005, a drilling program comprising 52 diamond drill holes totaling 17,252 metres was completed to test both the Main Lode from below the old workings to 800 metres below surface and the Eastern Gold Lens below the oxide zone. A down hole electromagnetic survey was completed on all drill holes and generated additional drill targets. In 2007, 3 diamond holes were drilled from surface to test the southern shoot of the Main lens at depth. These holes were drilled as daughters with the parent hole being 1200m in depth.

     In 2002, 2003 and 2004, a total of 16 diamond drill holes were completed to explore the New Occidental Deeps area below the 92 level to further define the resource. The result was an increase of 4,906 ounces of gold in the resource base. In 2007 a program of 5 NQ exploration holes were started from the 101 Diamond drill cuddy to further augment the delineation drilling of the 102 – 108 levels. Two of these holes completed late in the period and were not added to the resource estimate. A further 56 holes were drilled delineating the area between the 98 and 108 Levels.

     Since 2003, 46 diamond and RC drill holes totaling 13,249 metres have been completed, testing the Peak Uppers, Peak Deeps, Peak Oxide and Peak North areas. The Peak Uppers program comprised 16 holes totaling 3,962 metres and resulted in the delineation of a Measured, Indicated and Inferred Resource. During 2003, 2004 and 2006, 18 underground diamond drill holes totaling 5,538 metres were drilled to further evaluate the Peak Deeps Resource, resulting in increased confidence in the resources. During 2002 and 2004, 12 diamond drill holes totaling 3,808 metres were completed north of the Peak Mine to test geophysical targets; no significant intercepts were identified. A further 14 holes were drilled in 2007 for mine delineation in the Peak Uppers and the Peak North Areas. No holes were drilled in 2008 in the Peak Deposit.

     The evaluation of the Perseverance Zone D commenced in 2002 and continued intermittently through 2003 and 2005 to 2008. A total of 120 underground diamond drill holes have been completed totaling 38,440 metres which were used for the Zone D resource estimate. During this time, the Hulk, Hercules and Zone D East mineralization lenses were discovered in the footwall to Zone D.

Mineralization

New Cobar Deposit

     The New Cobar gold deposit is located approximately 2.5 kilometres north of the New Occidental Mine on the CGF. It occurs within a late north-northwest trending shear zone developed entirely within siltstones and lesser sandstones of the Great Cobar Slate immediately to the west of the contact thrust. The orebody flanks a pronounced bend in the contact thrust and occurs on the south-western side of a broad silicified ridge. At its northern end the New Cobar mineralization is only 20m from the contact thrust but diverges rapidly to the south and is up to 150m from the thrust at its southern extent.

     Mineralization is characterized by a stockwork of pyrrhotite-chalcopyrite-gold veins, which overprint an older quartz-magnetite vein stockwork. Both stockworks are characterized by gradational margins. The mineralization is developed over a strike length of some 500 m, with a central zone 300m long by up to 35m wide; that strikes north-south, dips steeply to the east, and plunges steeply to the north, parallel to regional cleavage. Bedding dips steeply to the west. The contact thrust is apparently not mineralized in the New Cobar area. The New Cobar deposit has been overprinted by a relict lateritic weathering profile.

Distribution of Mineralization

     The New Cobar deposit contains four steep east-dipping and steep north-plunging lenses of gold-copper mineralization. All lodes are associated with curvi-linear sections of the host shears, with concavity to the east. This curvature appears to be related to the intersection of northwest-trending structures with the main north-northwest trending shears. From north to south they are:

1.

The Jubilee Lode (located at 16400 N) is a narrow north-northwest trending lode approximately 3 to 6m wide and 50m long at the northern extremity of the deposit. The lode is characterized by sharp to rapidly gradational margins, relatively low gold/copper ratios, and accounts for only a small proportion of historical production at the mine. The lode has been traced vertically to a depth of 200m below surface where it appears to bottom out.

2.

The Northern Lode occurs immediately along strike from the Jubilee Lode (in the northern half of the historical open cut, approximately 16200N to 16300N) and is separated from the Northern Lode by a zone of barren quartz veining and silicified quartz breccia. The Northern Lode trends north-northwest, is 6 to 12m thick and is 60 to 80m long. A rapid thinning of the lode below 400m depth below surface is apparently associated with a steepening in the dip of the lode.

3.

The Southern Lode occurs immediately along strike from the Northern Lode (in the southern half of the historical open cut, approximately 16100N to 16200N) and is separated from this lode by a short narrower zone of barren quartz veining and silicified quartz breccia. The Southern Lode trends north-northwest, is 6 to 12m thick and is 60 to 80m long. It has been traced to 700m below surface by drilling and is apparently open-ended. The Southern and Northern Lodes were the most productive lodes in the deposit and are collectively referred to as the Main Lode. The Main Lode is typified by gradational margins and relatively high gold/copper ratios.

4.

The Western Lode is located 60m to the west of the Southern Lode (immediately adjacent to the Main shaft). It trends northwest and is approximately 2 to 5m wide and 50m long. The Western Lode does not crop out and is first discernible at 200m from surface, has been traced with diamond drilling to 500m below surface and is open at depth. The dip of the Western Lode shallows from 80° to 70° and gold grades in the lode improve dramatically.

Chesney Deposit

     The Chesney copper-gold deposit is located approximately 1.8 kilometres north of the New Occidental mine and 600m south of New Cobar on the GCF. The deposit is associated with a late north-northwest trending shear zone located approximately 30m to the west of, and parallel to, the contact thrust. This shear zone is developed entirely within siltstones and lesser sandstones of the Great Cobar Slate and occurs along strike from, and to the south of, a warp in the contact thrust. Minor mineralization is also present along the contact thrust. The Chesney deposit is located on the western flank of a broad silicified ridge. The deposit is approximately 200m long and up to 25m wide, plunges steeply to the north (80 to 85°) and dips steeply to the east (85°), parallel to the regional cleavage. Near surface oxidized mineralization is known to exist. The surface geology of the Chesney deposit is similar to that seen at the nearby New Cobar deposit.

     The Chesney deposit comprises three lodes: the Main Lode, the East Lode, and the Eastern Copper Zone.

     The Main Lode occupies the north-northwest trending shear outboard of the contact thrust and within the Great Cobar Slate. It has an attenuated S-shape and comprises two short shoots of gold-copper mineralization, the Northern and Southern gold shoots, separated by a central north-northwest trending narrow zone of low-grade copper mineralization. The gold shoots are pipe-like bodies, each approximately 30m long and 10 to 20m wide. The intervening copper lode is up to 150m long and 10m thick. The gold shoots occur at the intersection of the main north-northwest-trending shear and a series north-west trending cross-shears. The cross-shears serve also to define the northern and southern limits of the Chesney mineralization and are interpreted to extend eastwards across the contact thrust to the East Lode. Sub-horizontal joints and shears are also apparently associated with higher grades of mineralization. Both shoots plunge steeply to the north and dip steeply to the east. The Northern shoot crops out at surface and is associated with a prominent zone of silicification and brecciation. The Northern shoot appears to die out below 250m depth from surface. The Southern shoot was first encountered in the mine workings at a depth of 200m below surface and is open-ended beneath the deepest workings at 300m from surface.

     The East Lode is a poorly defined, narrow, 2 to 3m thick gold lode developed on the contact thrust over a distance of 200m. Mineralization is apparently developed where the northwest-trending faults intersect the contact thrust. The East Lode was apparently only worked to shallow depths and little is known of its vertical extent.

     The Eastern Copper Zone is located in the hanging-wall of the CGF. Mineralization is hosted by chalcopyrite bearing quartz veins in the Chesney Formation, but contains insignificant gold.

New Occidental Deposit

     Geological mapping by PGM of the New Occidental mine and logging of drill core has identified a minimum thickness of 500m of Upper Chesney Formation along the eastern side of the CGF. The Chesney Formation is upward facing and dips generally steeply to the west-southwest. It comprises medium-thick bedded, graded-bedded, coarse-grained lithic sandstone and muddy siltstone.

     The top of the Chesney Formation, as defined by the Transition Unit, crops out in the south end of the New Occidental open cut. Interbedded sandstones and siltstones of the lower Transition Unit grade up into a sequence of finely bedded calcareous siltstones and mudstones.

     The Great Cobar Slate, which crops out along the western side of the CGF in the New Occidental mine environs, comprises relatively featureless muddy siltstone and mudstone with occasional rare carbonate nodules. Bedding, where present, indicates that the Great Cobar Slate also dips steeply to the west-southwest.

     Gold mineralization occurs within several discrete quartz-veined lenses that together define a disc-shaped orebody approximately 200m long and up to 25m wide that extends down dip at least 1,200m. The orebody is superimposed on the Chesney Formation-Great Cobar Slate contact and parallels the trace of the CGF. The orebody plunges steeply to the north (80 to 85°) parallel to L2 lineation and dips steeply to the east (85°) parallel to S2.

     The New Occidental orebody comprises at least six lodes developed along a network of generally north-northwest to northwest-trending curvi-linear shears. The curvature of the shears is concave to the east. Most mineralization occurs within the Eastern and Western Lodes; these two main north-northwest trending lenses define a wishbone-shape coalescing at the southern end of the orebody. Both lodes are 5 to 15m thick and, at the southern end of the orebody are collectively 25m thick. The Eastern Lode is developed within a shear on the Chesney Formation-Great Cobar Slate contact whilst the Western Lode occurs along a shear within the Great Cobar Slate. Recent drilling confirms that both lodes remain separated at depth. A third 3- to 5-m thick lens, the Gossan Lode, occupies an additional parallel shear further to the west. A fourth blind lens, the Galena-Sphalerite Lode, has been intersected over narrow intervals (<5m) in workings to the west of the Gossan Lode and is apparently parallel to the other lodes. Deeper drilling efforts failed to uncover any indication of this lode below the present level of workings (approximately 560m below surface). Several northwest trending cross shears link between these main shears. A small fifth lode, the Bowman’s Lode, is developed within the eastern shear, north of the Eastern Lode where the east shear enters the Chesney Formation sandstones. A sixth lode, the Albion Lode, also within the Chesney Formation, occurs at the northern termination of the eastern shear where it intersects another north-west-trending cross-shear. Both the Bowman’s and Albion Lodes are 1 to 3m thick and less than 40m long. All lodes at the New Occidental mine demonstrate considerable vertical continuity, with the principal lodes having been individually defined over depth extents in excess of 1,000m.

The Peak Deposit

     The Peak gold-base metal deposit is located 9 kilometres south of the town of Cobar on the western flank of a ridge (the “Peak”). The deposit occurs within and immediately peripheral to the central section of the Peak Shear zone, vertically below the Conqueror, Brown and Big Lodes.

     The near-surface mineralization occurs at or near the intersection of the Peak Shear and the conformable Great Cobar Slate-Chesney Formation contact. The Peak orebody and the host shears are vertically below the Chesney Formation-Great Cobar Slate contact, within the Chesney Formation itself. The deposit is localized in portions of a series of flow-banded rhyolite and rhyolitic sub volcanic breccia bodies. These rhyolites and rhyolitic breccias do not crop out and are only known from drill core and underground openings. These bodies are shallowest in the centre of the Peak where they are 450m from surface. They are known to extend at least 1,000m south, 500m north and 300m east of the deposit.

     The Peak is hosted in sandstones and siltstones of the Chesney Formation and rhyolitic sub volcanics and volcanic breccias of uncertain affinity. At least three separate fault bounded bodies of rhyolite/rhyolitic breccia are present in the Peak. These bodies comprise a fine-grained flow-banded core within an envelope of often coarse breccia. Contacts between the two rock-types are transitional over distances of several metres.

     The core of the rhyolite and rhyolitic breccia bodies consists of potassium feldspar, chlorite, quartz and sericite altered devitrified glassy, scoriaceous flow-banded rhyolite. Banding is defined by a weak primary layering of varying proportions of quartz and potassium feldspar, representing flow layering. The unit is vertically elongate and dips steeply west, is up to 50m thick and extends no higher than 400m below surface.

     To the immediate east and above the rhyolite core, and to a lesser extent to the west, are pervasive quartz, potassium feldspar, sericite and chlorite altered, variably clast- and matrix-supported, poorly sorted, monomictic lithic sub volcanic breccias with fine quartz, potassium feldspar and sericite matrix.

     Lesser tectonic breccia, comprising angular clasts of sediment and volcanic material in a quartz-dominated matrix, are also present. However, the tectonic breccias are restricted to narrow shear zones, typically at the contact between the volcanic package and surrounding sediments. These shears and breccias are interpreted to have formed relatively late in the deformation history of the Peak Shear zone, post-dating the main deformation and mineralizing events.

     The main breccia complex displays various textures indicating volcanic and sub volcanic emplacement of the felsic bodies approximately coeval with deposition of the Chesney Formation in Early Devonian time. Hyaloclastite textures, including fragments of volcanic material in an altered siltstone matrix, are observed on the northern margin of the eastern subvolcanic package. This is taken to indicate that the rhyolite was intruded into wet sediments with rapid quenching causing brecciation.

     The gold and base metal mineralization lies entirely within the broad Peak Shear zone, in a series of host structures that are spatially related to the dome-like bodies of flow-banded rhyolite and volcanic breccia described above.

     The Peak’s orebody consists of seventeen discrete lenses of mineralization. The lenses generally strike and dip parallel to the pervasive regional cleavage, that is, they trend north-south and are sub-vertical to steep west dipping. Another series of northwest-trending, moderately southwest-dipping lenses are localized about the southern contact of the eastern rhyolitic body.

     The lenses consist of a series of narrow, stacked en-echelon veins and are elliptical to thin lensoidal shapes in plan. The host structures have strong vertical continuity, persisting at depth below the currently defined ore body. Economic mineralization is less continuous within the host structures. Within each lens, gold grades are highly variable in all directions.

Drilling

     The Company uses NQ sized core to intersect mineralization for resource delineation and LTK48 sized core for the delineation of underground stope blocks. Diamond core is sampled in 1 metre intervals.

     Reverse circulation drilling is conducted with 130 to 140 millimetre face-sampling bits to minimize contamination from material in the drill hole walls. Reverse circulation drilling samples are collected in a cyclone operated by the crew of the rig. Samples are then logged by the geologist and a representative split sent to the laboratory for assay.

     Surface drill data available for the 2008 Mineral Resource estimate at the New Cobar mine were acquired in 21 discrete drill programs completed between 1973 and 2008. Of the holes drilled, 485 were selected for use in the Mineral Resource estimate. Subsequent to commencing underground production, diamond drill core from an additional 205 LTK48 holes were available for use in the December 2008 Mineral Resource estimate.

     Surface drilling programs have been completed at the Chesney deposit in 2004 and 2005 with additional holes continuing into 2008. A number of holes were drilled to depths between 350 metres and 800 metres below surface. The oxide mineralization on the property has been drill tested to approximately 100 metres below surface using 100 face-sampling reverse circulation drill holes and 47 percussion drill holes. In addition, several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table. This drilling was completed in five different drill programs between 1987 and 2001. Of the holes drilled, 147 were selected for use in the Mineral Resource estimate. The unoxidized mineralization at Chesney has been drill tested to approximately 550 metres below surface by NQ/NQ2 diameter diamond drill holes. In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface). In 2008, underground access was gained and a further 73 LTK48 holes were completed. In total, 158 holes have been used to estimate the tonnage and grade of the mineralized system immediately below and in the hanging wall of historic workings.

     New Occidental Mineral Resource estimates are based on 795 drill holes from drilling campaigns between 1945 and 2008.

     Four drilling campaigns were completed for Peak Gold Mines between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995. The results of 80 drill holes from such programs were used in the Peak oxide resource estimates. The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres. Three programs of exploration drilling, utilizing NQ/2 core, were conducted on Peak Deeps between 2003 and 2006. The results of 22 holes were used to update the Peak Deep resource model in December 2006. A further 18 holes were drilled during 2007 and were used to further delineate the Peak Uppers above 290L as well as Peak Deep portions of the Peak deposit. The underground mine at Peak was in operation from 1992 to 2002 with mining recommencing at a reduced rate in 2005. It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource. Since the last Mineral Resource estimate all new holes have been drilled using underground drills; LTK48 core and whole-core sampling, and NQ core with half-core sampling. These are the same drill rigs as currently being used at New Occidental, New Cobar, Chesney and Perseverance.

     Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling. LTK48 core was used to assess the whole of Zone A, Zone B, Upper Zone D and Hulk. Hercules lens is drilled much more sparsely. The results of 599 drill holes were used in the Perseverance Mineral Resource estimates.

Sampling and Analysis

     No records were available for the assaying protocols for the historic underground drilling at New Cobar, Chesney and New Occidental. It is believed that the samples were analyzed at the mine’s onsite laboratory by fire assay for gold and wet chemical methods for base metals.

     Most of the early exploration sample analyses for Cobar Mines, CRAE and PGM used the Analabs Cobar (formerly Australian Assay Laboratories Cobar, now SGS Cobar) laboratory for assaying. ALS Chemex (2001-2006) was occasionally used for check assaying. CRA RC samples were assayed for gold by fire assay and for silver, copper, lead, zinc, lithium and sodium by AAS at Analabs Adelaide. CRA drill core samples were usually analyzed for gold by fire assay and for base metals and silver by AAS methods. Some surface diamond core drilled during the 1970’s and 1980’s was assayed for gold using acid digestion with an AAS finish, but many of the mineralized intersections were later re-assayed by fire assay.

     Other laboratories including Aminya (1989 – 1996), Amdel (1987 – 1999) and CMPL (1973 – 1975) have been used for early metallurgical test work or for assaying of some exploration samples.

     The Company currently uses external laboratories for all core and RC chip analyses. All drill core is analyzed for gold, copper, lead, zinc, silver and bismuth. Standard contract analytical work is currently carried out by SGS Cobar. Prior to June 2001, ALS Chemex in Orange was used for analysis of some Perseverance drilling. Since 1997, over 80% of all sample submissions and over 88% of all sample analyses have been completed at either Analabs (Cobar or Orange) or SGS Cobar.

Gold Analysis

     Prior to 2004, the Analabs Cobar laboratory was mainly used for gold assaying. Special requirements, such as screen fire assay, were performed at the Analabs Orange laboratory. All samples include the S091 method, which is a silica wash in the pulveriser between samples. Some samples have been analyzed at the ALS Chemex laboratories in Brisbane and Orange. These include some Perseverance drilling samples (2000, 2001) and some check assays (2005).

     On December 31st 2001, Analabs Cobar became SGS Cobar. In 2004 the Analabs Cobar Laboratory became referred to as SGS Cobar and the analysis methods were changed. A barren silica wash (method WSH78) is still included between each sample.

Base Metal Analysis

     Prior to mid-2004, Analabs performed the base metal analyses at their laboratory in Townsville using the Inductively Coupled Plasma – Optical Emission Spectroscopy method (ICP-OES). Over-range (ore grade) base metal assays (typically above 1%) were repeated using a triple acid digestion with an AAS finish.

     ALS laboratories in Orange were also used as discussed in the previous section. Subsequent to mid-2004 the bulk of all base metal analyses were performed at the SGS Cobar laboratory using a triple acid digestion on a 0.5g pulp sample with an AAS finish.

Security of Samples

     Core samples that are to be collected at site are stored within a secure shed in a fenced and locked yard behind the main gate at the offices of Peak Gold Mines. All visitors who enter the Peak Gold Mines site must be tagged through an electronic gate, which is manned by security personnel 24 hours a day. It is current practice for the samples to be collected daily by an employee of the SGS Cobar laboratory.

     Sample pulps and field splits of RC samples are also stored in a secure facility either at the mine or at the CRAE/RTE office in Bundoora, near Melbourne, Australia. Prior to November, 1998 pulps were sent to the pulp storage facility in Bundoora. Since December, 1998 all pulps have been stored at the Peak Gold Mines core shed.

     Each sample dispatch is given a unique data processing order (DPO) number, which is used to track the sampling details (laboratory, assaying method, and sample preparation code) in the site Drillview database. Original DPO sheets are on file at CRAE/RTE in Bundoora, or at the Peak Gold Mines offices.

     Post-1975 assay reports issued by analytical laboratories detail the sample preparation and analytical codes used to perform the analyses. Original laboratory reports are filed by DPO at CRAE Bundoora and PGM. Sample preparation codes for all DPO’s are detailed in the DPO and analytical code tables in Drillview.

Mineral Reserve and Resource Estimates

     New Gold currently has six deposits that have published Mineral Resources and/or Mineral Reserves within the Cobar gold field. The deposits are as follows:

  New Cobar

  Chesney Oxide and Sulphide (2 separate resource estimates)

  New Occidental

  Peak

  Perseverance

     All of the PGM mineral reserve and mineral resources have been estimated and classified in accordance with the guidelines set out in the AusIMM JORC Code.

     These guidelines are consistent with the criteria laid out in the Canadian NI 43-101 and the Definition Standards adopted by CIM Council on December 11, 2005. The JORC Code differs from the CIM Definition Standards in the use of the terms “Ore Reserve” and “Proved” in the JORC Code compared to “Mineral Reserve” and “Proven” in the CIM Definition Standards. The criteria for estimating, classifying and reporting of mineral resources and reserves under the two systems are essentially identical, however, with one notable difference being the requirement to report Inferred Mineral Resources separate from the totaled Measured and Indicated Mineral Resources under NI 43-101 and the CIM Definition Standards.

     Updated Mineral Resource and Ore Reserve estimates for the Peak Gold Mines operation as of December 31, 2009 are presented in the Peak Gold Mines Update section below.

Mining Operations

     Mine production operations are located in four distinct underground zones, plus ore stockpiled from the completed open pit operation at New Cobar. Current mining is from zones which are contiguous to, or nearby, earlier mined out areas. Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003. The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment. The New Cobar underground development commenced in June 2004 and was commissioned in September 2005. The Chesney ramp development was commenced in 2006 and development of the first mining horizon began in the second quarter 2008.

     Access development to the New Occidental and Perseverance deposits allows 45 and 55 tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure. Ore is hauled to a Jaques jaw crusher on the 630L. Ore from the Peak deposit generally reports to an orepass system which gravitates ore to the crusher access. Crushed ore is loaded into the 10 tonne skip and hoisted to the surface, where it is stockpiled for milling. The Peak shaft is concrete lined, 5.3 metres in diameter and 740 metres deep. The hoisting system is designed to provide capacity in excess of 700,000 tonnes per year.

     Ore from New Cobar and Chesney is hauled to the surface using 45 and 55 tonne trucks and stockpiled in the New Cobar ROM pad. The ore is then screened and sized and hauled by surface road trains to the Peak site where it is stockpiled in preparation for milling. All stockpiled ore is fed into the No. 5 feeder with a surface loader.

     The mining and milling operations operate on a 4 panel roster with two 12 hour shifts per day, 365 days per year. Maintenance is conducted by personnel of the Company and contractors carry out the diamond drilling activities.

     Drilling has identified significant down-dip extensions to the Perseverance orebody and also an up dip extension to the Peak orebody. Extensions to the declines are progressing in the New Occidental, Perseverance, New Cobar and Chesney areas to enable further mining. The mining of remnant ore around the original Peak Mine is continuing. The Peak Mine access ramp extension to the surface was completed in December 2007.

     At Peak, Perseverance, New Occidental and New Cobar the mining method employed is bench stoping with a 20 metre sublevel interval. At Chesney a combination of bench stoping and open stoping will be employed using a 35m sublevel interval. Mining progresses from bottom up in each panel. Drives are developed along strike in the ore on each level, a slot is developed and ore is blasted into the void. Ore is extracted on retreat to the access crosscut. Waste rock is used to backfill the stoping void.

     In wider sections of the orebody (plus 8 metre) and longer strike lengths, footwall or hangingwall drives are also developed. Once the mining void is large enough, waste rock is introduced to the mined out section of the stope in a modified Avoca style mining method in order to increase stability. Minimal pillars are required. An option of Cemented Rock Fill is being examined to assist mining in wide, high value zones.

Environmental Considerations

     Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted external environmental audits of the PGM tenements in June 2002, April 2004 and August 2006. While three high ranking environmental issues were identified during the audits, these were addressed as a priority. These three issues were related to tailings management.

     There were a number of significant improvements since the previous audit in 2004, most notably in water recycling, implementation of dust suppression measures and upgrading of the tailings pipelines. No issues classified of very high importance were identified. PGM is due for another external audit in July of 2009. This audit will be a benchmarking against the international standards ISO 14001, the International Cyanide Code and the World Bank Equator Principles. PGM is using the standard ISO 14001 as a guideline for its environmental management system.

     PGM has a responsibility under state law to rehabilitate areas of historic mining as well as current mining activities on its leases to an agreed end land use. The current bank guarantee in favour of the Department of Primary Industries (New South Wales) is now in the amount of A$ 10.1M.

Taxes

     Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations. Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs. Payroll tax of approximately 6% is incurred on the payroll.

Exploration and Development

     Exploration in 2009 concentrated on extending the known resources at Perseverance and Chesney, continuing near mine exploration of satellite ore bodies around known deposits and evaluating regional targets generated from the regional targeting initiative.

Peak Gold Mines Update

     The following disclosure provides the updated Peak Gold Mines Mineral Resources and Ore Reserve statements as of December 31, 2009 which was not derived from the Peak Report. The Mineral Resource and Ore Reserve estimates were prepared by Mr. Rex Berthelsen, FAusIMM, CPGeo, and Mr. Sean Pearce, MAusIMM respectively, who are each recognized as both a “Competent Person” under Australian JORC Code and a “Qualified Person” under Canadian NI 43-101 and CIM Definition Standards.

     The Peak Gold Mines mineral resources inclusive of mineral reserves and ore reserves, effective December 31, 2009, are summarized in the following tables.

MINERAL RESOURCES – DECEMBER 31, 2009
New Gold Inc. – Peak Gold Mines, Australia
(Reported in Metric units)

	Tonnage & Grade				Contained Metal
Classification	Tonnes (000’s)	Gold g/t	Silver g/t	Copper %	Gold K oz	Silver K oz	Copper M lbs
Measured	2,453	3.74	9	1.05	295	715	57
Indicated	3,614	4.77	7	0.88	554	775	70
Total M&I	6,067	4.35	8	0.95	849	1,490	127
Inferred	1,998	4.67	5	0.75	300	347	33

Notes:
1.	Measured and indicated mineral resources are inclusive of ore reserves. Inferred resources are exclusive of ore reserves.
2.	JORC Code definitions were used for mineral resource estimation and classification.
3.	Mineral resources are based on metal prices of US$800 per ounce gold, US$12.00 per ounce silver and US$2.00 per pound copper and an NSR cut-off grade of AUD$95 per tonne
4.	Columns may not add exactly and numbers may differ slightly from NGD consolidated mineral resources due to rounding.
5.	Mineral Resources were estimated by Mr. Rex Berthelsen, New Gold, who is a Competent Person under JORC Code and a Qualified Person under NI 43-101.
6.	Numbers may not add due to rounding.

ORE RESERVES – DECEMBER 31, 2009
New Gold Inc. – Peak Mines, Australia
(Reported in Metric units)

	Tonnage & Grade				Contained Metal
Classification	Tonnes (000’s)	Gold g/t	Silver g/t	Copper %	Gold K oz	Silver K oz	Copper M lbs
Proven	1,212	3.92	11	0.79	153	417	21
Probable	2,598	5.00	6	0.80	420	501	46
Total P&P	3,810	4.70	7	0.80	573	918	67

Notes:
1.	Mineral Reserves are exclusive of inferred mineral resources.
2.	JORC Code definitions were used for mineral reserve estimation and classification.
3.	Mineral reserves are based on metal prices of US$800 per ounce gold, US$12.00 per ounce silver and US$2.00 per pound copper.
4.	Mineral reserves were estimated using NSR cut-off grades ranging from AUD$118-152 per tonne which vary depending on mining depth and distance to Peak processing facility.
5.	Columns may not add exactly and numbers may differ slightly from NGD consolidated mineral resources due to rounding.
6.	Ore Reserves were estimated by Mr. Sean Pearce, New Gold, who is a Competent Person under JORC Code and a Qualified Person under NI 43-101.
7.	Numbers may not add due to rounding.

Exploration and Development Update

     Exploration in 2010 will continue to concentrate on extending the known mineral resources at Perseverance New Cobar and Chesney, continuing near mine exploration of satellite targets around known deposits and evaluating regional exploration prospects generated from the Peak Gold Mines regional targeting initiative.

New Afton Project, Canada

     Except as otherwise stated, the following disclosure relating to the New Afton Project is based on information derived from the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada”, dated December 31, 2009 (the “New Afton Report”). The New Afton Report was prepared by R. Dennis Bergen, P. Eng., David W. Rennie, P.Eng., and Kevin C. Scott, P.Eng., all of Scott Wilson RPA.

     The following description of the New Afton Project has been summarized from the New Afton Report and readers should consult the New Afton Report to obtain further particulars about the New Afton Project. The New Afton Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Project Description and Location

     The New Afton Project is located approximately 350 kilometres northeast of Vancouver and 10 kilometres west of Kamloops in the South-Central Interior of British Columbia, on the site of the historic Afton Mine, a previous operation of Teck Resources Limited (“Teck”).

     The Company’s holdings in the Project area comprise two groups: the Afton Group and the Ajax Group. The New Afton deposit lies within the Afton Group. The Afton Group consists of 44 mineral claims, a portion of which have been surveyed and are included in a mining lease that was issued by the Ministry of Energy, Mines and Petroleum Resources on November 9, 2006 (the “Afton Mining Lease”). The total area of the Afton Mining Lease and all other claims is 7,352.7 hectares.

     New Gold acquired the option to purchase the Afton 1 – 11 claims (the “Original Claims”) in September 1999, subject to an option agreement with Westridge Enterprises Ltd. and Indo-Gold Development Ltd. (the “Optionors”). Under the terms of the option agreement, New Gold was required to make a series of payments to the Optionors in shares and expenditures totalling 2 million shares and C$6.5 million in expenditures over a nine year time frame. The payments and work expenditures have been completed as required and New Gold now owns the property subject to a 10% net profit royalty owed to the Optionors. New Gold has an option exercisable on or before December 1, 2010 to purchase the Optionor’s 10% net profit royalty for C$2 million. In addition to the Original Claims, New Gold has staked other claims for its own account to consolidate its land position at the New Afton Project.

     The Company holds surface rights on approximately 4,300 acres surrounding the New Afton Project, purchased from subsidiaries of Teck on October 25, 2007. The terms of the purchase agreement with Teck provide title to fee simple land, a covenant to obtain a release of grazing leases, and access to surface improvements, including a water pipeline to the site from Kamloops Lake.

     Reclamation permits covering the existing pits, plant facility and tailings pond, issued by the British Columbia Ministry of Energy and Mines, are held in the name of the previous operator, Teck.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The New Afton Project is located on the south side of the Thompson River Valley, approximately 350 kilometres northeast of Vancouver and 10 kilometres west of Kamloops, British Columbia. The Trans-Canada Highway No. 1, just west of its junction with the Coquihalla Highway No. 5, passes through the middle of the Afton Mining Lease. Access to the mine site is by a mine road located off the Trans-Canada Highway.

     The Kamloops area is in the rain shadow of the Coast Mountains. Precipitation is minor, averaging about 257 millimetres annually (of which 175 millimetres is rainfall), with light winter snow and infrequent rain in the spring and fall. The area has warm summers where temperatures can reach 38°C and cool winters where temperatures hover around the freezing mark. During the winter, short periods of cold weather can occur where temperatures drop to as low as -29°C.

     Kamloops is a major transportation hub for highway, air and railroad. Forestry, ranching, mining and tourism are the most important economic activities in the area. The city has an airport with daily air service from Vancouver, British Columbia and Calgary, Alberta and is serviced by both Canadian National and Canadian Pacific Railways. Kamloops is a natural resource-based city of 80,000 people. The area has a ready supply of trained workers and professionals and has suppliers and contractors to support heavy industry.

     BC Hydro transmission lines, a Terasen natural gas pipeline, and a Pembina oil pipeline traverse the mining lease north of the Afton pit. A water pipeline approximately four kilometres in length can deliver fresh water from Kamloops Lake to the mine site. The Company purchased the pipeline and pump house facilities from Teck as part of the purchase agreement in 2007. The Company has obtained a temporary water permit and applied for a permanent water permit to withdraw water from Kamloops Lake for mining and milling operations.

     The surface and underground infrastructure at the New Afton Project includes: Site access from the Trans-Canada Highway which is immediately adjacent to the site; Underground mine workings a conveyor gallery, a second access from the open pit, and ventilation raises to surface; Facilities providing basic infrastructure to the site including electric power, water supply, communications, and mine offices; An underground mobile equipment fleet and support facilities at both the upper, conveyor gallery portal and the portal in the open pit; Dewatering facilities for pumping from the open pit to a storage area in Pothook Lake, which has been bermed to increase its volume; Construction support equipment including a concrete batch plant and trucks for the delivery of concrete and surface support equipment; Engineering and administration offices, mine dry and first aid facilities; A new concentrator building with the SAG mill, ball mill and vertical mill mechanically installed, and A partially cleared and prepared tailings storage facility.

     The old Teck concentrator building remains in its location on the east side of the open pit, but the New Afton facilities are located to the west of the pit. Similarly, the old Teck tailings storage area remains on site but is not planned for use by New Gold. Both the concentrator building and tailings pond are on land owned by others.

     The surface and underground infrastructure at the New Afton Project includes: underground mine workings, a conveyor gallery, a second access from the open pit, and ventilation raises to surface; facilities providing basic infrastructure to the site including electric power, water supply, communications, and mine offices; an underground mobile equipment fleet and support facilities at both the upper, conveyor gallery portal and the portal in the open pit; dewatering facilities for pumping from the open pit to a storage area in Pothook Lake, which has been bermed to increase its volume; construction support equipment including a concrete batch plant and trucks for the delivery of concrete and surface support equipment; engineering and administration offices, mine dry and first aid facilities; a new concentrator building with the SAG mill, ball mill and vertical mill mechanically installed; and a partially cleared and prepared tailings storage facility.

     The landscape is characterized by hilly, till-covered, drumlinoidal terrain and dispersed, small, alkaline water bodies. Relief adjacent to Kamloops Lake is a few hundred metres or more. The most significant topographic features within the mining lease are the Afton and Pothook open pits and the reclaimed waste rock dumps of the Afton Operating Corporation, the former operator. Kamloops Lake is located north of the mining lease and bisects the Afton mineral tenure. Vegetation consists of open grasslands and sparse pine forests as a consequence of a continental, semi-arid climate.

History

     Exploration in the Afton area began in the mid-1800s, as prospectors pushed into the interior of British Columbia following the Fraser and Caribou gold rushes. The Iron Mask property, staked in 1896, was the first in the Kamloops district. The Afton property claims were staked over the Pothook workings in 1949. This was followed by sporadic, and largely unsuccessful, exploration work by a number of parties through the 1950s and 1960s.

     In 1970, a private company called Afton Mines Ltd. (“Afton Mines”) obtained a drill intersection of 170 ft of 0.4% Cu from what ultimately became the Afton deposit. For the next three years, over 150,000 ft of drilling was carried out by a number of operators. Teck and Iso Mines Ltd. acquired the Afton property in 1973, and initiated engineering and metallurgical studies. A production decision was taken in October 1975, with production commencing at the Afton open pit mine in late 1977. At the start of production, the reserves were 34 million tons grading 1% Cu, 0.016 oz/ton Au, and 0.12 oz/ton Ag (30.8 million tonnes grading 1% Cu, 0.58 g/t Au, and 4.2 g/t Ag). Mining took place on the property at the Afton, Crescent, Pothook, and Ajax pits. The mine closed in 1991, reopened again in 1994, closing finally in 1997.

     In 1999, the Afton mining leases expired and the ground was staked by two geologists. Later that year, the Company, under its predecessor name, DRC Resources Corporation, acquired an option on the property, surrounded it with additional staking, and carried out surface drilling in the New Afton deposit. In February 2001, the Company completed a Scoping Study based on drilling results to date. Further definition drilling was recommended to confirm the continuity of the mineralization. An Advanced Scoping Study completed in February 2004 contemplated an underground mine, using a block caving method, feeding a conventional flotation mill operating at a rate of 9,000 tpd. Measured and Indicated Mineral Resources were 68.7 million tonnes grading 1.08% Cu, 0.85 g/t Au, and 2.62 g/t Ag.

     In late 2004, a portal was collared on the south wall of the Afton pit, and 1,915 m of decline and drift were driven to provide access for definition drilling and bulk sampling of the deposit. Diamond drilling, both from surface and underground, has been carried out more or less continuously. At the cut-off date for the 2006 Mineral Resource estimate, the total amount of diamond drilling was 84,755 m in 182 holes.

     The Company commissioned a Feasibility Study in 2005. The study, completed in 2007 (the “2007 Feasibility Study”), contemplated a block cave mine and conventional grinding/flotation mill operation with a daily throughput of 11,000 tonnes. Mineral Reserves comprised 44.4 million tonnes in the Probable category grading 0.98% Cu, 0.72 g/t Au, and 2.27 g/t Ag. Mine life was estimated to be 12 years, with preproduction capital costs of C$268 million and Life of Mine sustaining capital of C$215 million. Exploration drilling during 2006-2007 resulted in the discovery of the C Zone located below the main body of mineralization.

     Underground development at the New Afton Project is currently underway, the mill building has been erected with exterior cladding installed, and mill foundations have been poured. Surface construction has been suspended until late 2010, and underground development is expected to be completed in 2012.

Geological Setting

     The Afton area is underlain primarily by rocks of the Upper to Lower Palaeozoic Quesnel Terrane, a package of island-arc sedimentary rocks, volcanic assemblages and associated intrusive phases. Quesnel Terrane was accreted onto the North American continental margin during the Early to Mid-Jurassic and is distributed throughout the entire length of British Columbia. It forms part of the Intermontane Belt, which is host to many porphyry Cu-Au-Mo deposits including Copper Mountain, Afton, Highland Valley, Mount Polley, Gibraltar, Kemess, and Galore Creek. In the immediate Project area, the Quesnel Terrane comprises Late Triassic to Early Jurassic Nicola Group island-arc volcanic and sedimentary rocks, and coeval alkalic to subalkalic intrusions of the Iron Mask batholith.

     The New Afton deposit is hosted within the Cherry Creek member of the Iron Mask batholith complex. The Iron Mask complex is a multi-phase plutonic body exposed in a southeast-trending belt measuring 34 kilometres long by 5 kilometres wide. The Cherry Creek phase is a partially fault-bounded body trending east-northeast through the deposit area, curving to east side of the property to a more southeasterly trend. At Afton, the Cherry Creek intrusive is a variably and multiply brecciated assemblage of porphyritic and equigranular monzonite-monzodiorite. Cherry Creek rocks include fine- to medium-grained pyroxene-hornblende monzodiorite and fine-grained biotite-monzonite, varying to more dioritic composition, and minor syenite. The principal host phase of the Cherry Creek is a magnetic fine- to medium-grained porphyritic pyroxene-hornblende monzodiorite which forms a wedge of intrusive breccia between the Nicola and Pothook rocks. Contacts to the west and southwest are with Nicola Group volcanic rocks and to the east and southeast with the Pothook diorite.

     The Project area is traversed by regional-scale fault zones which are believed to be the principal control to intrusion of the batholithic rocks, as well as the mineralization processes. North- to northwest-trending steep to moderate-dipping fault zones are primary controlling structures for emplacement of the Iron Mask intrusives. East-to-northeast-trending faults are important controls to hydrothermal alteration and mineralization. The faulting and associated fracturing also provided conduits for meteoric waters, which gave rise to weathering and supergene enrichment of the primary sulphide mineralization.

     A steeply dipping body of serpentinized and sheared picrite has been entrained within the Hanging Wall Fault, a major structural control to the New Afton deposit. This unit separates strongly mineralized, pyrite-poor, potassically altered monzodiorite to the northwest from pyritic, sericite-carbonate-clay-chlorite-altered monzodiorite to the southeast. Ground conditions within the picrite are poor, which has hampered efforts to drill through it. As a result, drill information on the hanging wall side of the picrite is limited.

Exploration

     Prior to New Gold’s involvement, the only work that had been done on the deep resource at Afton was the seven holes drilled by Afton Mines in 1973 (two holes) and 1980 (five holes). New Gold commenced exploration work in 2000, with mapping and sampling of the pit (as well as any available outcrop surrounding the pit) and drilling of 96 surface diamond core holes totalling 42,250 metres.

     In November 2004, an adit was collared in the former Afton open pit at 512 metres above sea level. A ramp was driven from this portal to provide access for underground sampling, infill drilling to confirm the mineral resources, and further exploration drilling to determine the full extent of the mineralization. Total drifting was 2,200 metres.

     Diamond drilling from February 2005 to April 2006 totalled 30,778 metres in 78 holes, bringing the total amount of drilling on the Project to 84,755 metres in 182 holes. Drilling continued throughout 2006 and into 2007 on the C Zone, a deep extension to the New Afton ore body. Five exploration holes totalling 2,996 metres were drilled in the Pothook Pit area, which is approximately 0.5 kilometres east of the Afton mine pit. Drilling was also conducted on the Hanging Wall Zones, located under the east side of the Afton pit, in 2008. To date, 276 exploration diamond drill holes have been completed in the entire Project area, for an aggregate length of 130,439 metres.

     In late 2005, New Gold contracted Fugro Airborne Surveys to complete 1,323 line-kilometres of airborne electromagnetic surveying of the Afton and Ajax claims, and Quantec Geoscience Ltd. was retained in 2008 to carry out Tensor Magnetotelluric and DC Resistivity and Induced Polarization surveys totalling 34.5 line- kilometres.

     In addition to the work at Afton, New Gold has carried out relatively small exploration programs on the Ajax Group, which is located just over 7 kilometres to the southeast of the Afton pit. Drilling on the Ajax Group in 2004 and 2006 totalled 4,635 metres in ten holes. During the period from 2006 to 2008, New Gold drilled another 16 holes totalling 6,820 metres. A radiometric survey, consisting of 44.73 line- kilometres, was carried out in 2007, along with collection of 2,040 geochemical soil samples.

Mineralization

     The Afton deposits are Cu-Au silica-saturated, alkalic porphyry style deposits. Hypogene mineralization comprises fine-grained disseminated chalcopyrite and relatively minor bornite or chalcocite. In weathered portions of the deposit, the chalcopyrite has been altered to bornite and chalcocite, and in the most intensely oxidized areas, native copper. Native gold is rarely observed. Gold and silver reportedly occur as electrum grains within the chalcopyrite and bornite.

     The bulk of the deposit occupies a large tabular mass measuring 900 m long by approximately 100 metres wide and spanning a vertical distance of approximately 350 metres. The zone dips vertically to steeply south-southeast and plunges at moderate angles to the southwest. Two subsidiary satellite bodies occur to the northeast of the Main Zone. One of these zones appears to branch off of the Main Zone and strikes in a somewhat more easterly trend, dipping steeply to the south-southeast. The other, which is further away from the Main Zone, has a similar strike to the Main Zone but dips at a flatter angle (approximately 60° southeast).

     The deposit is porphyry-style, with very distinct structural controls. The primary mineralizing event was preceded by development of disseminated magnetite-pyrite. Primary economic sulphide mineralization occurred in association with potassic alteration (principally K-spar) resulting in destruction of the earlier magnetite-pyrite assemblage. Following this, carbonate veinlets (principally ankerite) developed along and surrounding the faults, along with varying amounts of pyrite, clay gouge, and sericite.

     Subsequent faulting reshuffled portions of the deposit in a manner that is not completely understood. This has resulted in truncation of the zone along the Hanging Wall Fault in places, and apparent displacement of mineralized blocks. These blocks may occur as isolated pods in the hanging wall or may also be situated adjacent to the Main Zone such that they appear to comprise a continuous body of mineralization crossing the fault.

Drilling

     All drilling completed to date on the Project has been diamond core drilling, conducted in a series of programs over a period spanning 2000 to 2008. Most of the drilling has been for exploration and resource definition. However, in recent years (2007 and later), geotechnical holes have been drilled for groundwater monitoring and collection of data for mine design. To date, 276 holes have been drilled for a total of 130,439 metres.

     In 2008, drilling continued on the Wall Hanging Zones, with a total of 4,450 metres drilled in 15 surface holes. Drilling contractors used were Atlas Drilling Company, Western Exploration Diamond Drilling Ltd. and Connors Drilling Ltd.

     New Gold now has a formal protocol for locating, monitoring, surveying, and logging the drill holes. Planned holes are plotted in plan and section to confirm the target and collar location. A geologist inspects the collar site, and the surveyors mark both the collar location and line. Once the drill has been set up, the geologist conducts an inspection, checks the orientation of the rig, and confirms with the driller. Daily site inspections are conducted by a geologist as the hole is being drilled.

     Following completion, a downhole survey is carried out by a technician using the Reflex Easy-Shot instrument, with measurements made every 50 metres for holes greater than 100 metres in depth. For shorter holes, measurements are made at the mid-point and bottom of the hole. Also at this time, a request is made to the surveyors for collar pick-up. In practice, some underground collars are not actually surveyed, but are located relative to the drift survey. Site reclamation of both the pad and the sump is then carried out.

     Core is delivered at the end of each shift to the logging facility housed in a Quonset hut on site. Depending on the back-log, the core is either laid out for processing or stored for later logging. Processed core is laid out, washed, checked for correct depth measurements, and marked with start and end measurements. Any incorrect depth blocks are corrected at this time. Aluminum tags, denoting hole and box numbers, are affixed to each box. The core is then marked for sampling on two-metre intervals.

     Geotechnical logging is then carried out, followed by the geological logging. Geological logging includes lithology, alteration, and mineralization. The logs are transcribed into spreadsheets, which are then sent to the database manager along with the core imagery and sample lists. Sample tags are prepared for the marked intervals as well as the quality assurance/quality control (QA/QC) samples, and this is all recorded in a spreadsheet. The core is then photographed and placed in racks to await sampling.

Sampling Method and Approach

     For all drilling programs from 2007 onwards, a two-metre sampling interval has been maintained and is specified in the formal protocol maintained by New Gold. Samples are marked as described above. Technicians retrieve the boxes from the rack and convey them to the cutting shack. Core is sawn in half, and the sample is placed in a plastic bag marked with the tag number. The remaining half core is put back in the box for storage. Each day, the samples are placed in rice bags, which are then marked with the sample sequence and prepared for shipping. A daily manifest is prepared, detailing the sample numbers cut and packaged, and is provided to the laboratory. Samples are stored in a locked enclosure until pick-up by laboratory personnel. Each shipment is accompanied by the manifest, with a duplicate copy retained at site.

     Starting in early 2007, New Gold commenced a program of assaying pulps by inductively coupled plasma (“ICP”) in order to build a database of potentially deleterious elements. Starting in the walls, and progressing through the deposit to the opposite wall, every fifth sample was selected from the drill database. These samples were run using ICP.

     A detailed description of the sampling methods and approach for drilling programs prior to 2007 can be found in Section 12 of the New Afton Report.

Sample Preparation, Analyses and Security

     For the 2000 – 2003 drill programs, all samples were sorted, documented, dried (if necessary), roll crushed to -10 mesh, split into 250g subsamples, and then pulverized to 95% -140 mesh. Samples for Cu metallics assay were split and pulverized into additional 250g subsamples of -10 mesh material, and the entire pulp was screened to -140 mesh. Au and Pd were subsampled to 30g aliquots and analyzed with conventional fire assay using atomic absorption (“AA”) and/or ICP. The minimum reported detection for Au and Pd was 0.005 g/t. Cu was determined by AA using aqua regia digestion. “Metallic” Cu when required included two Cu assays per sample. Ag geochemical analysis was by aqua regie digestion and AA. All equipment was flushed with barren material and blasted with compressed air between each sampling procedure.

     All core drilled in the 2000 – 2003 drilling programs was assayed by Eco Tech Laboratories Limited (“Eco Tech”) of Kamloops, British Columbia, who are certified assayers and participate in the National Canmet Proficiency Testing, and who maintain their own in-house QA/QC program. Eco Tech is ISO 9001-2000 accredited, and was recently acquired by Stewart Group Ltd., of the United Kingdom.

     Eco Tech also performed all of the analytical work for the 2005 and subsequent drill programs. Copper and silver assays were determined using standard acid digestion followed by AA. Gold and palladium were determined using fire assay followed by an AA finish. The one-in-five deleterious element samples were run for 30-element ICP.

     Internal checks at the Eco Tech laboratory consist of a minimum two repeats, one blank, two re-splits, and two or three reference standards, one for Cu, one for Ag, or one combined Cu/Ag and one for Au/Pd. If native Cu is reported on the sample sheets, a metallic screen analysis is run in addition to the regular assay. Assay results and internal check results are checked and batches rerun if problems are observed.

     Bulk density measurements are made at Eco Tech, using a water immersion method. Specimens are sealed in wax, weighed in air and in water, and the density determined by the ratio between the weight of displaced water and the weight of the sample. Correction is made for the volume of wax encasing the specimen.

     The New Afton property is fenced and gated, and reasonably secure. After the core is logged and sawn, tied sample bags are locked in New Gold’s field office until picked up by personnel from Eco Tech for transport to their facilities. Drill core is stored in core racks at the locked, secure core shack. Rejects are kept at Eco Tech’s office, and pulps are securely stored at New Gold’s field office. The samples are in the custody of New Gold personnel or authorized designates from the drill to the lab.

Mineral Resource and Mineral Reserve Estimates

     Scott Wilson RPA has prepared an independent audit of an updated mineral resource block model prepared by the Company in 2009. The New Afton mineral resource statement is based on a copper-equivalent cut-off of 0.4% CuEq, as supported by the present financial model for the mine. The Cu-equivalence calculation incorporates the value of the Au in the overall value of the resource body. The following table summarizes the New Afton mineral resource estimate effective December 31, 2009.

MINERAL RESOURCES – DECEMBER 31, 2009
New Gold Inc. – New Afton Project, Canada
(Reported in Metric units)

	Tonnage & Grade				Contained Metal
Category	Tonnes (000s)	Copper %	Gold g/t	Silver g/t	Copper M lb	Gold K oz	Silver K oz
Measured	35,100	1.26	0.91	2,80	975	1,027	3,160
Indicated	29,900	0.85	0.67	2.20	560	644	2,115
Total M&I	65,000	1.07	0.80	2.52	1,535	1,671	5,275
Inferred	25,200	0.66	0.54	1.70	1,377	438	367

Notes:
1.	Measured and indicated mineral resources are inclusive of mineral reserves.
2.	CIM Definition Standards were used for mineral resource estimation and classification
3.	Mineral resources based on US$2.50/lb copper, US$900/oz Au and US$15.00/oz Ag and a 0.40% CuEq cut-off grade.
4.	Copper Equivalent (CuEq) cut-off formula as follows. CuEq (%) = Cu% +($Dollar value Au / $Dollar value Cu)* Au g/t
5.	Mineral resource estimate was confirmed by Mr. David Rennie, Scott Wilson RPA, who is a Qualified Person as defined under NI 43-101.
6.	Numbers may not add due to rounding.

     The Mineral Reserve estimate is presented in the table below. The estimate is based on the resource block model prepared by the Company and reviewed by Scott Wilson RPA.

MINERAL RESERVE ESTIMATE – DECEMBER 31, 2009
New Gold Inc. – New Afton Project, Canada
(Reported in Metric units)

	Tonnage & Grade				Contained Metal
Category	Tonnes (000s)	Copper %	Gold g/t	Silver g/t	Copper M lb	Gold K oz	Silver K oz
Proven	-	-	-	-	-	-	-
Probable	47,400	0.95	0.69	2.03	3,094	1,052	993
Total P&P	47,400	0.95	0.69	2.03	3,094	1,052	993

Notes:
1.	CIM definitions were followed for Mineral Reserves
2.	Mineral Reserves are estimated at an NSR cut-off grade of C$19/t.
3.	Mineral Reserves are estimated at US$2.00/lb Cu and US$800/oz Au and a C$/US$ exchange rate of 0.85.
4.	Metallurgical recoveries for copper vary from 69% to 89%.
5.	Mineral reserve estimate was confirmed by Mr. Dennis Bergen, Scott Wilson RPA, who is a Qualified Person as defined under NI 43-101.

Mining

     The New Afton deposit is being developed as a block cave mining operation to produce 4 Mtpa of copper-gold ore for processing in a flotation plant for the recovery of copper in concentrates and gold in concentrates. Underground development is underway using New Gold crews which replaced the mining contractor crews and commenced development in February 2009. There is supporting infrastructure at the site including access, offices, staff, equipment, and a concrete batch plant. The new mill building has been erected and the grinding mills are mechanically installed. The focus is currently on underground development and project planning and engineering.

     Engineering studies have indicated that the New Afton deposit is amenable to block caving and the Mineral Reserves have been estimated through the application of Gemcom’s block cave modelling software to determine the mine production schedules. The deposit has been broken into three zones: B1, B2 and B3. The B1 and B2 blocks are closer to surface and will provide the initial mine production. Both the B1 and B2 blocks are expected to cave readily. The B3 block is deeper and the rock is more competent so that caving is marginal, and it may be necessary to implement some additional work to assist the cave development.

     The B1 and B2 block undercut is approximately 120 m above the B3 undercut. At each block an undercut will be developed along with an extraction level. At the extraction level, drawpoints will be developed on a 13 metre spacing. Ore will be mucked by load-haul-dump (“LHD”) units and hauled to ore passes to drop to a tramming level 14 metres below, from where the ore will be trammed by large LHDs to the crusher. Ore from the B3 block will be hauled by 50-tonne truck to the crusher level. From the crusher the ore will be conveyed to the mill via a 4.5 kilometre long conveyor system.

     The mine is accessed by two portals for development, one in the open pit and the other being the conveyor portal near the mill. With the subsidence due to caving, the drift from the open pit will be lost and the secondary exit will be by conveyance in a ventilation borehole.

Mineral Processing

     The New Afton mill has been designed to process 11,000 tpd, or 4 Mtpa, of ore at full capacity and recover copper, gold, and silver. The mill will process a blend of primary, transition and supergene ores. The process will utilize conventional crushing, grinding, and concentration processes to separate valuable minerals from gangue into concentrates at marketable grades. Mineral separation will be achieved by gravity concentration and differential flotation. A regrinding stage will be included in the flotation circuit.

     The tailings handling system will pump the combined tailings (from the rougher flotation circuit and the cleaner scavenger circuit) to the cyclone plant, a set of primary cyclones located adjacent to the tailings storage facility. The cyclone underflow product will be delivered to a skid-mounted secondary cyclone pack located on the top of the tailings dam. The sand or coarse fraction from these secondary cyclones will be used to construct the tailings dam and the secondary cyclone overflow product will be used to seal the wet side of that dam. A centreline construction method will be used to establish the tailings dam structure. There will be three seepage collection ponds below the dry side of the main tailings dam to recover and return seepage back to the tailings storage facility.

Environmental Considerations

     The New Afton Project lies within the Interior Plateau subdivision of south-central British Columbia. The area’s complex geology, glacial history and continental, semi-arid climate have given rise to many regional landscapes. The Project area lies at about 720 metres above sea level and drains into Kamloops Lake, the second-largest water body contained in the Thompson River watershed, a major tributary of the Fraser River. Much of the Project area has been greatly altered such that natural undulating grasslands have been replaced by level rock dumps, open pits, and severely compacted borrow areas. The dominant water bodies are now related to mining-related impoundments. The baseline environmental studies undertaken considered both the natural and anthropogenic landscapes. Environmental baseline studies were undertaken on the Project site between April and December 2006. All baseline studies were implemented in accordance with provincial data collection guidelines, where applicable, and generally accepted scientific procedures.

     On October 31, 2007, the Ministry of Energy, Mines and Petroleum Resources issued Mine Permit M229 approving the work system and reclamation program in respect of the New Afton Project. The Mine Permit obligates the New Gold to post reclamation security in the aggregate amount of C$9.5 million. The initial installment of C$3.5 million has been posted by the Company.

     The decommissioning process for the mine will involve three distinct phases, beginning in the final year of mine operations. The decommissioning process will be undertaken by a number of contractors with special skills or equipment and all reclaimed areas will require ongoing monitoring and surveillance until vegetation is well established. All of the land which will be disturbed for the Project will be reclaimed, and the final reclamation plan will include wildlife considerations, such as appropriate fencing and the development of shelter areas for various birds and small animals.

Participation Agreement

     Two First Nations, the Kamloops Indian Band and the Skeetchestn Indian Band (the “Bands”), have asserted aboriginal rights and interests in an area comprising the New Afton Project. Discussions with these Bands commenced in February 2006, culminating in the execution of a formal agreement between the Bands and New Gold dated March 20, 2008 (the “Participation Agreement”).

     One of the principal objectives of the Participation Agreement is to establish a cooperative and mutually beneficial working relationship between the Bands and New Gold with respect to the development and operation of the New Afton Project. The Participation Agreement provides that the Bands consent to the New Afton Project and agree not to challenge before a court of law any New Gold interests or permits related to the Project. New Gold undertakes to provide the Bands with certain economic and social benefits including preferential hiring, education, training and business opportunities.

     In accordance with the Participation Agreement, in 2009 New Gold paid C$250,000 into a socioeconomic trust created for the benefit of Band members. Going forward, each year in which commercial production occurs at the mine, an amount of 0.5% NSR, or a minimum of C$250,000 a year, shall be paid New Gold to the trust, with the minimum payment to be increased to C$500,000 for a given year if copper prices in that year exceed C$2.50 a pound. After the costs of developing, permitting, constructing, and equipping the mine have been repaid to New Gold, the payment to the trust will increase to the greater of C$1,000,000 a year, or 1% of net smelter returns (“NSR”) in that year. If copper prices exceed C$2.50 a pound in a given year, this payment will increase to 1.5% of NSR for that year, and if copper prices exceed C$3.00 a pound in a given year, this payment will increase to 2% of NSR for that year.

     The Participation Agreement also grants the Bands a right of first refusal to purchase that portion of the Afton surface rights held by New Gold lying to the north of the Trans-Canada Highway and south of Kamloops Lake in the event New Gold decides to sell these lands in the future separately and distinctly from the New Afton Project.

Capital and Operating Costs

     The remaining preproduction capital budget for the Project is C$460.9 million in second quarter 2009. Sunk costs are not included in the capital summary. Capital cost estimates have been prepared by AMEC, the Company, and AMC Mining Consultants (Canada) (“AMC”) in the course of the detailed engineering work which was being done by AMEC until mid-2009.

     Capital cost estimate revisions and adjustments continue as Project optimization tasks are still underway.

The mine capital costs are built up from first principles for the mine development activities together with quotations for major equipment items. The sustaining capital estimate for the life of the mine is C$172.3 million.

     The life of mine operating cost is estimated to be C$17.27 per tonne milled. The costs do not include concentrate shipping or treatment, nor do they include corporate overheads. Operating costs have been compiled by the Company and AMC. The costs for all areas were built up from first principles with a high level of detail in the cost build-up.

Taxes

     The taxes applicable to the New Afton Project include the BC net proceeds tax of 2% (against revenue less certain operating costs), BC revenue tax of 13% (against gross proceeds less the cumulative expenditure amount), BC income tax at a rate of 11% and federal income tax at a rate of 15%. The provincial and federal income taxes are based on income less applicable capital allowances.

Project Execution Plan

     Development of the New Afton Project is underway, with the underground development being undertaken by company crews. A Project team is in place with administrative, technical (geology, mine and mill) and mine development personnel on staff. There are also engineering consultants supporting the group. The current Project schedule is not in a finished form; this is an aspect of the Project planning which Scott Wilson RPA has recommended be addressed to generate a comprehensive Project development schedule including all of the changes in the Project since the 2007 Feasibility Study.

     Mine development is scheduled to continue until and after the commencement of production. The development of the B3 zone has been deferred to reduce the upfront capital costs. Mill construction is forecast to recommence at the start of 2011, with the mill planned to be in commissioning mode in the second quarter of 2012 and operating at the start of the third quarter of 2012. The Company will continue to use AMEC for engineering and procurement, but will do construction management for the remaining mill construction packages with its own team, led by a recently hired construction manager.

El Morro Project, Chile

     Except as otherwise stated, the following disclosure relating to the El Morro Project is based on information derived from the technical report entitled “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile,” dated May 9, 2008, readdressed to New Gold on August 26, 2009 and prepared by Richard Lambert, P.E., and Barton Stone, P.G. of Pincock, Allen & Holt (the “El Morro Report”). In preparing the El Morro Report, previous technical reports authored by competent persons were used as background information.

     The following description of the El Morro Project has been summarized from the El Morro Report and readers should consult the El Morro Report to obtain further particulars about the El Morro Project. The El Morro Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

Property Description and Location

     The El Morro Project is located approximately 650 kilometres north of Santiago and approximately 140 kilometres by road east of the city of Vallenar in northern Chile, along one of the most prolific copper belts in the world. Pursuant to an exploration agreement between Metallica and Noranda Inc. (now Xstrata plc.), Xstrata earned a 70% interest in the project.

     The El Morro project is located approximately 140 kilometres east of the city of Vallenar along the Main Cordillera of the Copiapó Region (Region III) in northern Chile (Latitude 28o 38’ South and Longitude 69o 53’ West). The project is situated near the water divide between the Huasco and Copiapó drainage systems. Elevations range from 4,000 to 4,200 meters above sea level.

Mineral Property Summary

     The El Morro group of mineral properties consists of a contiguous group of mineral mining and exploration concessions covering three separate centers of porphyry style copper-gold±molybdenum mineralization, referred to as the La Fortuna, El Negro and El Morro areas, namesake for the project. The combined El Morro project mineral concession holdings total approximately 417 square kilometres in the area. The La Fortuna copper-gold deposit is the only porphyry center of the three within the outlines of the El Morro holdings containing measured and indicated resources. The La Fortuna property is a copper-gold mineral resource and reserve which has a completed feasibility study and is currently proceeding with the application detailed engineering to allow a production decision.

     The nearest port facility is at Huasco, some 230 kilometres west of the mine site, and will be accessed via a new road to be constructed from the proposed mine through Algarrobal joining the Pan-American highway to Vallenar.

     Mineral rights in Chile are granted in the form of mining concessions. The right over the concession, which is independent from the ownership right to the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to exploit any and all mineral resources contained within its boundaries.

Mining concessions in Chile are of two types:

1.

An exploration concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two-year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid; and

2.	An exploitation concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax.

     The El Morro project area currently consists of 70,145 hectares which includes 201 exploration concessions and 219 exploitation concessions. The project operator is responsible for the protection and maintenance of all mining concessions at the project.

      Surface rights for the El Morro property are owned by the Los Huasco Altinos Community (“Los Huasco Altinos”), a grazing and livestock cooperative. In 2005, Falconbridge was granted a 30-year legal mining easement for 10,190 hectares that is intended to secure access to the future mine pit and mine facilities.

     Xstrata entered into a 30-year legal mining easement with a land owner in 2006 that secures surface rights access to the projected location for an access road from the North Pan-American Highway to the project location, and the expected location of the power line and processing facilities for the project.

Encumbrances, Liens and Royalties

     At the El Morro project, 2,216 hectares of mining concessions are held through five purchase option agreements, two of which were executed by the Company and three of which were executed as a group by Falconbridge. Since September 1999, all payments pursuant to the purchase option agreements have been made by Falconbridge or Xstrata pursuant to the earn-in requirement under the El Morro Agreement. The option agreements are summarized below.

     1) Minera Metallica Limitada and BHP Chile S.A. Purchase Option Agreement – BHP Option

     In July 2003 the Company and Falconbridge exercised an option to acquire certain mining exploitation concessions from BHP for $1.7 million. The underlying concessions are referred to as the BHP concessions and have a combined area of 1,849 hectares. BHP retained a 2% NSR royalty on any mining that occurs on the BHP mining concessions. In December 2004, the Company and Falconbridge acquired the 2% NSR royalty from BHP for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million and Falconbridge acquired a 70% interest in the royalty for $1.4 million.

     2) Minera Metallica Limitada and Rene Martin Jure Purchase Option Agreement - Martin Option

     In December 2001 the Company and Falconbridge exercised an option to acquire certain mining exploitation concessions from Rene Martin Jure, on behalf of Legal Mining Companies Cantarito Uno de la Sierra Juntas de Cantarito de la Estancia Huasco Alto and Tronquito uno de la Sierra Portezuelo de Cantarito de la Estancia Huasco Alto (“Martin”), for $1.5 million. The underlying exploitation concessions are referred to as the Cantarito and Tronquito mining properties and have a combined area of approximately 305 hectares. Martin has retained a 2% NSR royalty on any mining that occurs on the Cantarito and Tronquito mining concessions.

     3) Falconbridge Chile Limitada and Santiago del Carmen Cayo Salinas, Luis Alberto Cayo Salinas and Johnny Cayo Salinas Purchase Option Agreements – Cayo Options

     During 2001 and 2002, Falconbridge exercised three option agreements with the shareholders of Santa Julia Uno de la Sierra Fortuna, to acquire certain mining exploitation concessions held by Santa Julia Uno de la Sierra Fortuna for $85,000. The underlying concessions are referred to as the Santa Julia concessions and have a combined area of 61 hectares. Payments of $133,333 are due to each of the three shareholders of Santa Julia Uno de la Sierra Fortuna within two years of commencement of mining on the Santa Julia concessions.

Environmental Permitting

     The National Environmental Committee (CONAMA) and Regional Environmental Committees (COREMAs) are the regulatory agencies responsible for environmental compliance in Chile. Environmental permit applications for both exploration and mine development projects are assessed through the Environmental Impact Evaluation System (SEIA) managed by CONAMA. The level of assessment required for a project can be either an Environmental Impact Assessment (EIA) or an Environmental Impact Declaration (DIA).

     An EIA in Chile is broadly comparable to an EIA issued under international guidelines. It is typically required for a more advanced project if the project is expected to produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes that a project will comply with current norms and environmental standards via a description of the project and its surrounding environment and is typically required for a less advanced project.

     The El Morro project will require an EIA prior to commencement of project construction and development. It typically takes up to a year to receive an EIA after the application is submitted to CONAMA. The EIA, if approved, typically contains various environmental conditions that must be met during the life of the mine. The El Morro project will also require various site specific licenses and permits after the EIA has been granted.

     Water rights are a sensitive issue in arid regions of Chile. The project operator has not yet acquired the water rights that will be required for the project. Various options are being investigated that include the purchase or lease of water rights, or the construction of a desalination facility.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     Current access to the El Morro Project is through the town of Vallenar, the nearest main town to the site. Vallenar is situated at kilometre 663 of the Pan-American Highway, north of Santiago. From Vallenar, the road access, at the current time, follows 72 kilometres of paved road to the east to Chanchoquin and then continues another 73 kilometres to the east-northeast via the Totoral gravel/dirt road. The site is approximately 15 kilometres from the Argentine border. The proposed mine and plant site has a median yearly temperature of 25º C. During winter time, values around -1º C are reached, but extremes can reach -15ºC. Precipitation is less than 200mm a year and occurs primarily as snow during the Andean winter months.

     The El Morro project site at an elevation of 4,000 to 4,200 metres above sea level is a high altitude Cordilleran desert environment, part of the Atacama Desert region, devoid of any significant plant life. The site consists of modular buildings at the project camp, a few machine and drill sheds and an extensive network of drill access roads and drill pads over the La Fortuna porphyry system. A portal access and associated support buildings surround an underground decline tunnel, driven into the deposit to obtain metallurgical and geologic samples because the surface geology is obscured by post-mineral gravel deposits. No significant mining has occurred on the property although a small shaft is located above the portal area of the decline tunnel and represents historic artisanal mining efforts (1930s) developed on high grade copper oxides. Except for the current exploration related facilities and the drill road network, no other improvements are noted within observation range (good visibility on ridge lines) of the property.

     Vallenar, like many towns in northern Chile, has a resident historic mining expertise amongst portions of the population. This is the result of miners moving into the region back in the early 1800s and having worked on variably sized mining ventures through a number of successive generations. Most new mining ventures in Chile have been able to develop their operations staff and people from existing pools of experienced mining labor. The recent growth of vineyards and wine making in Vallenar and the countryside along the river systems going towards the La Fortuna deposits has changed the balance of labor towards agrarian interests in the local area and has increased the potential for competition for existing sources of groundwater. This reality has caused the project operator to consider importing all of its water from coastal based desalination plant to avoid negatively impacting local agrarian interests in the development of the project.

     A 1988 hydrogeological study of the Algarrobal-Hacienda Castilla area has shown that the actual hydraulic capacity of the aquifer would not be able to sustain the existing water rights, even without the development of the El Morro deposit. Due to the shortage of water in the proposed mine area, Xstrata concluded that a seawater desalination plant would offer the most reliable water supply over the lifetime of the mine operation.

     As part of a development plan, Xstrata proposed the construction of an entirely new access route to the project from the Pan American highway to avoid the potential issues with local agricultural interests located along both river valley systems (the Huasco and the Algarrobal) that drain from the project area. This approach also minimizes potential land ownership issues along the right-of-way because virtually the entire route of the roadway is on land owned by a single group. The new construction will require its own specific permits. This approach to developing the El Morro project serves to mitigate the potential impact water resources and their availability to existing communities and industry, and to the culture and traditions of local indigenous communities.

     Electric power required for the project will be supplied by the Chilean central power grid from a new substation to be installed at Algarrobal located 50 kilometres north of the existing Maintencillo substation near Vallenar and 83 kilometres south of the Cardones substation near Copiapó. Two overhead transmission lines will distribute power from the Algarrobal substation to the El Morro mine site facilities.

     The proposed development by Xstrata focused on the building of a concentrate filtration plant near the Pan American highway near the community of Las Cunas which is also on the proposed new access road to the El Morro site.

     At the La Fortuna site, sufficient open ground is available for waste piles, stockpiles, tailings and potential leach pads for the operation envisioned. Key technical issues for developing the project will be local topography, ground support strength, geotechnical characteristics, existing drainage systems and snowfall in the winter.

     It is noted that based on previous experience in Chile at higher elevation operations, the impacts of snowfall, ice and freezing conditions need to be an important consideration during the design engineering for all surface structures and road access.

History

     Regional development and history has been primarily influenced by the mining industry. Urban centers developed and faded away around the silver, copper, iron ore and other mining activities. The region was originally populated by the Diaguitas group of Indigenous people. The Spanish discoverer Diego de Almagro arrived in the Copiapó valley in 1536 and throughout colonial times the region was known as the Northern Frontier of the country. The city of Copiapó was established in 1744 (as San Francisco de la Selva), and Vallenar followed in 1789. After independence in 1832, Juan Godoy discovered the Chanarcillo silver mines south of Copiapó, and the silver mining rush extended afterwards in the 1850s to Chimberos and Tres Puntas north of Copiapó in the same Coastal Range belt. To improve the transport of ores to overseas smelters the first railroad in the country was built in 1850 to join Copiapó and Caldera.

     During the second half of the 19th century, mining concentrated in the copper veins in the coastal area, especially in the Carrizal district.

     In 1916, mining began at the Potrerillos porphyry copper deposit, which is now closed. The Potrerillos smelter has continued to operate by receiving concentrates mainly from the nearby El Salvador mine which is also in its final years of production. The Potrerillos smelter has a capacity to treat 680,000 tpy of concentrates.

     In the 1980s exploration activities in the region concentrated in the epithermal gold-silver-copper deposits of the Maricunga district in the Altiplano northeast of Copiapó, leading to the commissioning of La Coipa, La Pepa and the operations of Minera Can Can. During the same period in the 1980s and 90s along the Atacama Fault Zone in the Coastal Cordillera, Candelaria and Manto Verde iron oxide-copper-gold mines were developed, and old deposits in the Tierra Amarilla district (Punta del Cobre, Carola, Ojos del Salado) were revamped, and contributed to the feed of ENAMI’s 315,000 tpy of concentrates smelter in Paipote near Copiapó. Additional epithermal gold deposits were developed in the 1990s in the Altiplano east of Copiapó including Refugio and Marte deposits.

     Since the 1940s, mining in the Huasco province, where the El Morro project is located, concentrated on iron ore mining along the southern extension of the Atacama Fault Zone near the coast with the surviving operations being Compania Minera del Pacifico (CMP) at Algarrobo and Los Colorados near Vallenar. In spite of the higher iron prices of recent years, reserves depletion has lead to the decline of iron ore mining and mining in general in the Huasco province. More recently, the economy of the region saw the take-off of agriculture in the valleys, especially grape farming and its resultant demand on local water resources.

Geological Setting

     The El Morro project is located along the Eocene-Oligocene porphyry copper belt of northern Chile, host to some of Chile’s most prolific mining districts. Major mines along the belt include Collahuasi, Quebrada Blanca, Chuquicamata, La Escondida, El Salvador and Potrerillos. The El Morro project is located along a southern extension of the belt and represents one of the newest porphyry copper occurrences under development in Chile today.

     The El Morro property is situated within a 15 kilometre wide by 30 kilometre long north - south trending structural graben consisting of Paleozoic to Permo - Triassic basement rocks. The western edge of the graben corresponds to the southern extension of the Domeyko fault system, the main controlling structural feature for the prolific Eocene – Oligocene copper porphyry belt of northern Chile. Within the graben, basement rocks are principally covered by Mesozoic and Cenozoic stratified sedimentary and volcanic rocks. The older sediments are assigned to the Quebrada Monardes formation of Upper Jurassic – Lower Cretaceous age, whereas the overlying volcanic - pyroclastic units are Paleocene – Eocene in age. At El Morro, these units are intruded by a cluster of calc-alkalic granodioritic to dioritic porphyry stocks and dikes that have been emplaced at the intersection of two major NNE and WNW-trending regional fault systems. Younger Tertiary age post-mineral volcanic rocks and gravels locally overlie all older rock types, and may conceal additional prospective porphyry centers.

     Mineral resources within the El Morro project area have so far been defined in the La Fortuna and the namesake El Morro areas. La Fortuna is a classic copper-gold porphyry deposit. Mineralization occurs within and around a vertical cylinder-shaped igneous intrusive body (“porphyry stock”) of granodioritic to dioritic composition that has been emplaced at a major fault intersection within a sequence of older volcanic and sedimentary rocks. Copper-gold mineralization occurs within a well-developed system of cross-cutting veins (“stockwork”) containing pyrite, magnetite and variable amounts of copper-bearing sulfide minerals that include chalcopyrite, bornite, and chalcocite. Molybdenum content at La Fortuna is negligible. The deposit consists of an upper oxidized zone of barren to weak “leached” copper-gold mineralization, an intermediate zone secondarily enriched copper sulfides (“supergene blanket”) and associated gold mineralization, and a deep zone of primary “hypogene” copper-gold sulfides. Potentially economic portions of the La Fortuna mineral resource occur entirely within the secondary supergene and primary hypogene sulfide zones.

     The El Morro deposit consists of disseminated and stockwork copper-gold sulfide mineralization hosted entirely within a sequence of volcanoclastic sedimentary rocks. Although a porphyry intrusive source to the mineralization is strongly suspected, drilling to date has so far not identified one. The deposit consists of an upper oxidized and barren leached cap, an intermediate supergene enrichment blanket of secondary chalcocite and pyrite, and a lower zone of primary pyrite-chalcopyrite mineralization.

Exploration

     The earliest known mining activity in the El Morro area dates to 1931 when small scale mining of high grade copper and gold veins is reported. In 1964, the Cayo Ardiles family claimed the Santa Julia mineral rights, over what is now recognized as the La Fortuna copper-gold deposit. In 1984 Messrs. Rene Martin and Osvaldo Frias claimed the Cantarito and Tronquito mineral properties peripheral to the Santa Julia property. In 1987 and 1988, Compania Minera del Pacifico (CMP) conducted geological and geochemical exploration for precious metal epithermal deposits at El Morro and La Fortuna.

     During the period of 1992 through 1994 BHP acquired the mineral rights surrounding the Santa Julia and the Cantarito-Tronquitos properties. The BHP exploration program involved geophysics, geochemistry, geologic mapping and a combination of reverse circulation and core drilling. BHP’s drilling program included 3,567 meters at La Fortuna, 1,376 meters at Cantarito and 100 meters in an area to the south called El Negro. BHP shelved the project because the drill results did not support its deposit size and grade objectives.

     In 1997 Metallica acquired the BHP properties under an option agreement with BHP, claimed adjacent exploration ground to the west in the namesake El Morro area and in 1998 signed a purchase option agreement with Sociedad Legal Minera Tronquito and Sociedad Legal Minera Cantarito (Rene Martin-Osvaldo Frias), consolidating its control over a total area of 3,354 hectares. During the two year period from 1997 to 1998 Metallica conducted general reconnaissance, geochemical and geophysical studies to identify prospective areas for drilling. In 1999 Metallica completed 3,213 meters of drilling in 18 holes divided among four areas within the El Morro project holdings: El Morro (eightholes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes). This work resulted in the discovery of porphyry-type copper-gold-molybdenum mineralization in the El Morro area where the best reverse circulation hole RDM-2 and its twin core hole DDHM-1intersected 170 meters of mineralization averaging 0.83% copper, 0.26 g/t gold and 0.014% molybdenum. Several unsuccessful attempts were made to negotiate the acquisition of the small Santa Julia property which covered the area of the old mines. As a result of the successful 1999 drilling campaign, Metallica expanded its holdings on El Morro ground with additional exploration claims, its holdings eventually totaling 14,300 hectares. During this two year period from 1997 to 1999, Metallica drilled 3,213 meters of reverse circulation in 17 holes divided between the four areas of El Morro (seven holes), La Fortuna (four holes), Cantarito (four holes) and El Negro (two holes). Additionally one core hole was drilled at El Morro to a depth of 500 meters.

     In September 1999, Noranda Chile Ltda. signed a Joint Venture agreement with Metallica that included the underlying agreements with BHP and the Sociedad Legal Minera Cantarito & Tronquito, and committed Noranda to fund the exploration effort on the property going forward. The Santa Julia property was subsequently purchased and integrated into the Joint Venture. Noranda’s exploration efforts concentrated on expanding the El Morro discovery with diamond drilling on 200 m spacing. Although consistent mineralization was intersected, no porphyry intrusive source to the mineralization was identified and the attention turned to the La Fortuna area where reconnaissance drilling in 2000 confirmed the presence of a mineralized copper-gold bearing porphyry intrusive which has been the primary focus of exploration and development activities by Noranda and its successor companies Falconbridge Ltd. and Xstrata to date. During the period 2000 to 2006, 14 holes were drilled at El Morro: 146 holes (including 58,461m in 141 diamond holes) at La Fortuna; 26 holes at El Negro, and two holes at Cerro Colorado. Additionally magnetic and electrical geophysical surveys were conducted over all the mineralized indications as well as geochemical soil sampling and chip sampling. In 2003, Noranda estimated inferred resources for the El Morro deposit at 45 Mt at 0.50 % copper and 0.18 g/t gold corresponding to the enriched sulfide horizon beneath a 40-140m thick leached cap; with the mineralization exhibiting strong structural control. The drilling at El Morro intersected country rocks and dacitic dykes up to 30m wide possibly related to the mineralizing event.

     Exploration in 2007 focused on infill drilling of 14 new drill holes to increase the knowledge and volume of measured resources within the first five years of the mine and also to improve the quality of the reserves within the pit design.

     Several periods of surface sampling, geologic mapping and geophysical surveys have been conducted on La Fortuna property since 1987 by a variety of companies with successive evaluations refining the level of information and the details of geochemistry and geophysics. Metallica’s acquisition of the properties associated with El Morro and La Fortuna began in 1997 and delineation drilling has been increasing annually since 2003.

Mineralization

     The La Fortuna deposit is a typical copper-gold porphyry system consisting of multiple phases of similar composition intrusives, concentrated within a near vertical ovate cylinder of alteration and mineralization. The porphyritic copper-bearing igneous rocks are intrusive into host volcanic and sedimentary rocks which have also been altered and mineralized with copper but to a much lesser degree, and the mineralization falls off dramatically with distance from the host intrusives. Most porphyry systems, La Fortuna included, consist of variable intensities of quartz veinlet swarms, breccia zones and rarely large vein zones. PAH noted that no large veins wider than 20 centimeters were observed in the core examined; the bulk of mineralization was associated with intense vein stockworks of narrow veinlets.

     Three “belts” of eastward younging Eocene-Oligocene intrusives occur in the El Morro District. The Western Group crops out along the western border of the El Morro District as very irregular medium-sized plutons that intrude Triassic and Cretaceous strata. Further to the east the Central Late Eocene Group encompasses a cluster of variably altered porphyritic stocks, dykes and sills associated with the altered/mineralized zones of El Negro, La Fortuna, Cantaritos and El Morro; those to the east of Quebrada Larga and Quebrada Piuquenes, near the center of the El Morro District, are partially covered by Miocene rocks (Cantaritos gravels). The Eastern Group includes a string of larger and essentially unaltered shallow level dacitic sub volcanic bodies which intrude Cretaceous and Eocene strata.

Drilling

     Xstrata and predecessor companies completed 98,575 meters of drilling in 273 drill holes on the El Morro property as of the end of December 2007. This total includes RC holes completed prior to 2005 which have contributed to the geologic interpretation incorporated into the current resource estimate; however, assay data from RC holes have not been used in the estimation of metal grades for the La Fortuna mineral resource.

     Exploration work on the El Morro project has involved a combination of geological mapping, geochemical sampling and geophysical surveys aimed at defining targets for follow-up exploratory drilling. Later drilling programs have focused on testing the outer limits of the La Fortuna deposit and elevating the resource classification to measured and indicated status. Exploration drilling at El Morro has included programs conducted by BHP in 1993 and 1994, by the Company 1999, by Falconbridge from 2000 to 2005, by Falconbridge – Xstrata in 2006, and Xstrata in 2007. These programs are summarized in the below.

El Morro Project – Summary of Exploration Drilling Programs
TARGET AREA
	La Fortuna		El Morro		El Negro		Cantarito		Other Areas		TOTAL
Company	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH
(year)	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters
	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)
BHP	400	3,167				100		1,376			400	4,643
(1993-1994)	(1)	(13)				(1)		(14)			(1)	(28)
Metallica		908	500	1,547		418		340			500	3,213
(1999)		(4)	(1)	(7)		(2)		(4)			(1)	(17)
Falconbridge	1,160		2,949						199		4,308
(2000)	(4)		(11)						(1)		(16)	0
Falconbridge	9,385				4,972				904		15,261
(2000-2001)	(21)				(16)				(3)		(40)	0
Falconbridge	8,248	1,538		1,094	749	912		394		2,536	8,997	6,474
(2002)	(16)	(5)		(3)	(3)	(3)		(1)		(10)	(19)	(22)
Falconbridge	9,932										9,932
(2005)	(23)										(23)	0
Falconbridge	28,719										28,719
(2006)	(74)										(74)	0

El Morro Project – Summary of Exploration Drilling Programs
TARGET AREA
	La Fortuna		El Morro		El Negro		Cantarito		Other Areas		TOTAL
Company	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH
(year)	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters	Meters
	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)	(no. holes)
Xstrata	15,913										15,913
(2006-2007)	(32)										(32)
	73,757	5,613	3,449	2,641	5,721	1,430		2,110	1,103	2,536	84,030	14,330
TOTAL	(171)	(22)	(12)	(10)	(19)	(6)		(19)	(4)	(10)	(206)	(74)
Notes:	DDH – diamond drill core hole
	RDH – reverse circulation drill hole

     All drill logs and assay data sheets for all of the holes are stored in a secure location by the project operator, and drill hole locations, sample intervals and assays have been compiled into a digital computer database.

     The definition and delineation drilling for the La Fortuna mineral resource centers on the La Fortuna porphyry stock; a north-northeast oriented ovate intrusive body measuring approximately 800 meters long by 600 meters wide and extending to at least one kilometre in vertical depth. The central portion of the deposit has been delineated at a nominal drill hole spacing of 55 by 55 meters with most of the holes inclined -65º to -70º either to the southwest or northeast (azimuth 30º or 210º) and several holes drilled orthogonally to the drill grid. Within the volume represented by the current mineral resource block model, drill hole depths average 412 meters and range from a minimum of 84 meters to a maximum of 900 meters testing a vertical profile that extends between 4,100 to 3,200 meters elevation. The La Fortuna mineral resource estimate excludes a deeper portion of a 970 meter deep hole (DDHF-39) which was drilled to a total depth of 970 meters and bottomed in mineralization at the 3,074 metres above sea level elevation.

     The area covered by the 55 by 55 metre grid covers the central sulfide dominated portion of the deposit and approximates the portion of the mineral resource that has been classified as a “Measured” mineral resource and extends through a volume of approximately 450 metres east-west by 650 metres north-south by 450 metres deep. Surrounding this area is a 200 metre ring of wider spaced drilling at a nominal 100 to 150 metre spacing with drill hole orientations similar to those in the smaller grid previously described above, and approximating the portion of the mineral resource that has been classified as an “Indicated” mineral resource.

     Following the completion of the June 2006 drilling program, a major topographic validation program was completed which resulted in the production of two digital aero-photographic restitutions at 1:10,000 and 1:2,000 scales with 10 meter and 2 meter resolution respectively using the UTM Projection (South American 1956 Datum, Zone 19 South). This validation also included re-surveying of all collars had either been re-surveyed by a second independent contractor and/or checked using high definition GPS instrumentation. Elevations of surveyed collars and topographic data show good correlation being predominantly within a difference of 0.5 meters.

     The sulfide mineralization contained within the secondary enrichment zone (supergene blanket) and the underlying primary hypogene zone make up the bulk of the contained copper-gold resource and have been well delineated by drilling to a depth of approximately 600 meters. Deeper portions of the copper-gold resource, occurring entirely in primary hypogene mineralization, have been only partially delineated. Nine deep holes drilled in October and November of 2006 show copper and gold grades increasing at deeper levels without indications of any termination of grade at the bottom of the holes.

Down Hole Surveys

     Down-hole deviation directional surveys were done on all diamond core holes using either a single shot Sperry Sun instrument (50m down-hole intervals), a digital gyroscope, or a “Maxibore” instrument (3m down-hole intervals). Single shot surveying was used for only a few of the early exploration holes, while all delineation holes drilled after 2000 were surveyed with either the gyroscope or Maxi-bore instruments. Down-hole surveys were done on some of the reverse circulation holes; however, assay data from these holes have not been used for the estimation of mineral resource grade.

     The general cumulative down-hole deviation of drill holes at La Fortuna averages one degree per 100 meters in all core holes, representing a small amount of deviation. The risk of mislocated drill hole placements or position is considered low because:

  The lack of vegetation in the project area permits nearly complete line-of-sight visibility to all points, lessening the possibility of surveying errors.

  All inclined drill holes were surveyed at a maximum interval of 50 meters down-hole, with the majority of holes surveyed at much closer intervals.

     Three sizes of standard core diameters have been used in all drilling at La Fortuna – PQ (83.1 millimetre diameter), HQ3 (63.5 millimetre diameter) and NQ3 (47.6 millimetre diameter) core sizes. Core was collected using standard wireline retrieval methods.

Sampling and Analysis

     Sampling diamond drill core is conducted according to standard industry practices. Sampling technicians followed specific sampling protocols under supervision by Xstrata. Drill core was split and half preserved for reference in Xstrata offsite storage facilities. Only core samples and their assays have been used for the interpolation of metal grades in the current resource estimation.

     Diamond drill core included three sizes PQ (83.1 millimetre), HQ (63.5 millimetre) and NQ (47.6 millimetre) core diameters. Except for two holes drilled prior to 2000, diamond drilling at the project has been directed by Noranda and subsequently Falconbridge and most recently by Xstrata, successor companies to each other. Drilling work has been performed by independent contractors that have included Connors in 2000 and 2001, Ausdrill in 2002, and Connors again in 2005, 2006, and 2007. Core was stored in wooden boxes and brought to the project core processing facility where it was photographed, logged for geologic and geotechnical information, and sampled for assay by taking half splits at regular 2-meter intervals.

     All density and specific gravity studies to date have been conducted on drill core samples. Beginning in 2002, density samples were taken at regular 4-meter intervals for all diamond drill holes drilled at La Fortuna. Bulk density determinations show a good representation of major lithology, mineralization and alteration units relative to the total number of meters drilled within each unit. The data also show good spatial coverage throughout the La Fortuna mineral resource. The density data have been further validated by sending approximately five percent of the duplicate data to a second commercial laboratory. The results show a very good correlation between the two data sets. Tonnage factors for resource estimation were derived by calculating an average bulk density based on drill core density data for each lithology and mineral zone combinations and then applied as a global average to the block model lithology code.

     Drill core recovery measurements were collected for each hole as it was being drilled and has been done for all diamond drilling. Core recovery averaged better than 80% for 95% of the core intervals. The zones with low recovery are typically associated with the first 20 to 30 meters below the surface which corresponds with the leached-weathered portion of the deposit.

     In 2002, Noranda implemented revised sampling and logging procedures for the El Morro project. Subsequent Xstrata programs have continued the Noranda sampling and logging procedures. Internal reviews and independent audits have confirmed the high quality of the sampling and assaying QA/QC procedures employed during the Noranda-Falconbridge drill programs which constitute the bulk of the drilling used in the preparation of the current resource estimate.

     Assay data from the diamond drill holes for the El Morro project were controlled by sending 53 duplicate pulp samples to ALS Laboratories in Vancouver, B.C. Canada to verify the original assays done by Bondar Clegg laboratories in Coquimbo, Chile. An analysis of the data by Charles Beaudry of Noranda concluded that copper assays are unbiased whereas gold assays are 10 to 15 percent high relative to the check results. There were, however, only nine pulp duplicates with gold grades greater than 0.2 g/t Au, and the absence of standards in the Beaudry study precludes any resolution as to which laboratory is the more accurate.

     After a round-robin exercise comparing sample preparation and assays between five laboratories, ACME Analytical Laboratory S.A. was selected by Xstrata for the 2005 definition drilling program. ACME installed a sample preparation facility at the project site and pulps were shipped to their analytical facilities in Santiago for digestion and assay. ALS Chemex acted as the control laboratory during that program. Prior to the 2006 Xstrata definition drill program, a second round robin exercise was completed comparing sample preparation, assay preparation and the results between the laboratories. Results of the program were reviewed and revisions made to procedures for drill samples for the 2006 drill program. Dr. Barry Smee of Smee and Associates Consulting Ltd., Vancouver, B.C. was responsible for reviewing, revising and approving procedural changes for the 2006 drill program. Actlabs in La Serena, Chile was awarded the contract as the primary laboratory for assaying drill samples from the 2006 and 2007 drill program. ALS Chemex continued as the referee laboratory for 2006 and 2007.

     Assay accuracy and precision of routine analyses were assessed continuously throughout the various data acquisition programs of the project (after Noranda) using a program of check assays and analysis of in-house reference standards materials. The correlation shown by check-assay pairs is generally very good, indicating good analytical precision for total copper. Round-robin assay results used to characterize the standards indicate generally good performance by the primary laboratory.

     According to the results of these QA/QC programs the sample preparation and assaying have acceptable errors of precision and no apparent bias can be observed. Precision at the 95 percent Confidence Interval varies between 0.12 percent and 6.69 percent for the suite of five standards that includes both copper and gold. The QA/QC program outlines have been checked and validated by internal and external reviews, and both cases have confirmed the observations previously stated above. PAH believes that the assays from the drilling program and the associated QA/QC procedures meet the standards required for reserve and resource calculations for a feasibility level study.

Mineral Resource and Mineral Reserve Estimates

     Exploration and development work at El Morro has resulted in the delineation of a proven and probable mineral reserve totaling 450 million tonnes averaging 0.58% copper and 0.46 g/t gold at La Fortuna, which is contained within a larger measured and indicated mineral resource totaling 558 million tonnes averaging 0.55% copper and 0.49 g/t gold at a 0.3% copper-equivalent cutoff. Summaries of the La Fortuna mineral resource and mineral reserve, based on a 100% project equity basis, are presented in the tables below:

MINERAL RESOURCES
New Gold Inc. – El Morro Project, Chile
(Reported in Metric units)

	Tonnage & Grade – 100% Basis			Contained Metal – 30% Basis
Category	Tonnes (000s)	Copper %	Gold g/t	Copper M lb	Gold K oz
Measured	211,164	0.65	0.54	903	1,108
Indicated	347,242	0.49	0.46	1,115	1,551
Total M&I	558,406	0.55	0.49	2,018	2,659
Inferred	62,335	0.34	0.18	141	110

Notes:
1.	Measured and indicated mineral resources are inclusive of mineral reserves.
2.	CIM Definition Standards were used for mineral resource estimation and classification
3.	Mineral resources based on US$1.25/lb copper, US$500/oz Au and a 0.30% CuEq cut-off grade.
4.	Copper Equivalent (CuEq) cut-off formula as follows. CuEq (%) = Cu% + 0.592 * Au g/t
5.	Mineral resource estimate was confirmed by Mr. Barton G. Stone, Pincock Allen & Holt, who is a Qualified Person as defined under NI 43-101.
6.	Numbers may not add due to rounding.

MINERAL RESERVE ESTIMATE
New Gold Inc. – El Morro Project, Chile
(Reported in Metric units)

	Tonnage & Grade – 100% Basis			Contained Metal – 30% Basis
Category	Tonnes (000s)	Copper %	Gold g/t	Copper M lb	Gold K oz
Proven	211,164	0.65	0.54	903	1,108
Probable	347,242	0.49	0.46	1,115	1,551
Total P&P	558,406	0.55	0.49	2,018	2,659

Notes:
1.	CIM Definition Standards were used for mineral reserve estimation and classification.
2.	Mineral reserves are based on US$1.25/lb Cu and US$500/oz Au
3.	Mineral reserve estimate was confirmed by Mr. Richard J. Lambert, formerly of Pincock Allen & Holt, who is a Qualified Person as defined under NI 43-101.
4.	Numbers may not add due to rounding.

     The namesake El Morro deposit inferred mineral resource estimate is based on 22 diamond and reverse circulation drill holes totalling 6,090 meters that have been drilled on approximately 200-meter centers over an area measuring approximately 1.2 kilometres by 1.2 kilometres in plan, and to a vertical depth of approximately 525 meters. The El Morro deposit is not fully delineated and remains open to the west, northwest and east, and possibly at depth.

     The El Morro Project is envisioned as an open pit mine supplying material for crushing and processing in a copper flotation mill producing a copper-gold concentrate. Production is planned for 90,000 tonnes ore per day

     The El Morro Report was based on a mineral resource model and report developed by Xstrata and independently audited by AMEC. Mineral reserves pit optimization and mine planning considered:

1.	Pit Optimization
2.	Mine Planning
3.	Waste Facility Design
4.	Equipment Fleet Specification
5.	Operating and Capital Cost Calculations

     The economic parameters applied to calculate block values for pit optimization work based on a break-even profit cutoff using $1.25 per pound copper and $500 per troy ounce gold which equates to a cut-off grade of approximately 0.30 percent copper-equivalent.

Capital and Operating Costs

     The project economic model, which is based on the capital cost and operating parameters recreated and reviewed by PAH, shows a positive after tax internal rate of return of 14.7% and a Net Present Value $1.09 billion when discounted at a rate of 8% and using long-term prices of $2.80/lb for copper and $625/oz for gold. Project payback occurs at 4.7 years.

     Operating costs are estimated at $10.55/tonne of ore and a mine site cash cost of $0.76/lb copper, after gold credits and production taxes at a long-term gold price of $625/ounce. The operating costs are considered to be accurate to within 15%.

Markets

     Gold, silver, and copper markets are mature global markets with reputable smelters and refiners located throughout the world.

     Operations at the El Morro Project are expected to produce an annual average of 556,000 dry tonnes per year of copper concentrate, containing 361 million pounds of copper, and 331,000 ounces of gold. Annual average production of by-product silver is expected to be 532,000 ounces.

Environmental Considerations

     The El Morro Report and accompanying Environmental Impact Assessment (EIA) incorporate a basic closure plan for the mine and related facilities in accordance with Xstrata Corporate criteria and Chilean mining laws and regulations. In essence, the closure plan involves:

  Dismantling of facilities
  Demolition and disposal of concrete structures and foundations
  Physical stabilization of facilities, slopes and surfaces exposed to erosion
  Geochemical stabilization
  Hydrologic stabilization – surface runoff diversion
  Surface contouring

     Total closure costs are estimated in the $40 to $50 million range prior to taking the salvage value of the assets into account. Net closure costs are estimated to be around $26.3 million. Chile does not require reclamation and closure bonding.

     Based upon follow up monitoring and testing results (i.e., geochemistry, and pit water hydrology and quality), these activities and estimates may need to be adjusted to account for actual site conditions at closure.

Taxes

The principal corporate taxes levied in Chile are:

  a general income tax levied on both legal entities and individuals; and
  a value-added tax (VAT) levied up to the consumer level.

     Resident companies pay tax on worldwide income; non-resident companies pay tax on Chilean-source income only. Value-added tax (VAT) applies to most sales and to certain services and other transactions. Registration is compulsory for businesses. Exemptions from VAT include certain financial services, insurance, news services, technical services, consultancy and transport. Exports are exempt, and exporters may either claim a credit for input tax paid or apply for a special refund. For the economic model, no VAT was applied as it is assumed that as an exporter the mine owners would be exempt.

Update on El Morro Project

     In November 2008, the project entered into the permitting stages with delivery of the projects Environmental Impact Statement to the Chilean Authorities. Permitting is expected to take from 12 to 18 months, after which development activities could proceed. In November 2008 the Company, through its subsidiary Datawave Sciences Inc., signed a formal shareholders agreement with Xstrata which provided for the ongoing funding and management of El Morro (the “Shareholders Agreement”). In December 2008 the Company provided an election notice to Xstrata pursuant to the Shareholders Agreement, to have Xstrata fund 70.0% of all program funding commitments of the Company until commercial production commences.

     October 12, 2009 Barrick announced that it had entered into an agreement with Xstrata to acquire its 70% interest in El Morro. New Gold, as Xstrata’s then current 30% joint venture partner in El Morro, held a right of first refusal over Xstrata’s 70% interest and accordingly provided notice to Xstrata on January 7, 2010 of the exercise of its right of first refusal. On February 16, 2010, the Company completed the acquisition of Xstrata’s 70% interest in the El Morro property. Goldcorp loaned $463.0 million to New Gold to fund the exercise of the right of first refusal. After acquisition of the 70% interest by a New Gold subsidiary, New Gold sold that subsidiary to Goldcorp.

     Concurrent with the sale of the New Gold subsidiary to Goldcorp, the Company received $50.0 million payment to New Gold and the parties amended the terms of the Shareholders Agreement. Goldcorp has agreed to fund 100% of the Company’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion. Under the former Xstrata carried funding arrangements, the Company would have been required to fund approximately $225.0 million or 9% of the project capital prior to completion of the project.

     On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper-gold project. New Gold believes the claim is completely without merit and intends to defend this action using all available legal avenues. See “Legal Proceedings and Regulatory Actions”.

RISK FACTORS

     The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

     In addition to the other information presented in this Annual Information Form, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company, its business and prospects in the future.

Exploration, Development and Operating Risk

     Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

     Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate risk are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its joint venture partners will result in a profitable commercial mining operation.

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

     Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

New Afton Development and Marketing Risk

     The New Afton Project is currently at the construction stage of its development. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices. There can be no assurance that the construction will continue in accordance with current expectations or at all.

Commodity Price Risk

     The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

  the strength of the U.S. economy and the economies of other industrialized and developing nations;
  global or regional political or economic crises;
  the relative strength of the U.S. dollar and other currencies;
  expectations with respect to the rate of inflation;
  interest rates;
  purchases and sales of gold by central banks and other holders;
  demand for jewelry containing gold; and
  investment activity, including speculation, in gold as a commodity.

     As part of the Western Goldfields acquisition, the Company acquired gold contracts which mitigate the effects of price changes. The Company declared these contracts an accounting cash flow hedge effective July 1, 2009. At December 31, 2009, the Company had remaining gold forward sales contracts for 330,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 60 months.

     In 2009, the Company’s revenues and cash flows were impacted by the rising copper prices. There is a time lag between the time of shipment for copper and final pricing, and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of December 31, 2009, working capital includes copper concentrate receivables totalling 1.1 million pounds. A $0.10 change in the copper price would have an impact of $0.1 million on the Company’s working capital position.

     The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has entered into fuel contracts to mitigate these price risks. At December 31, 2009, the Company had a remaining commitment to purchase 3.0 million gallons of diesel over the next 12 months. The Company is financially settling 252,000 gallons of diesel per month.

     There is no assurance that any commodity-hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect New Gold from a decline in the price of the metal being hedged, it may also prevent New Gold from benefiting fully from price increases.

Currency Fluctuations

     Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in Canadian dollars, Australian dollars and Mexican pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms and the depreciation of non-US dollar currencies against the US dollar can decrease the cost of gold, silver and copper production and capital expenditure in US dollar terms.

     The Company has recorded future income tax liabilities on mineral interests relating to the acquisitions of Peak and Metallica. The future income tax liabilities and long-term debt obligations are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income for the period.

     The Company has assessed this risk and has not hedged its exposure to currency fluctuations.

Permitting

     The Company’s operations in Canada, Mexico, Chile, Australia, the United States and Brazil are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

     The Company is also involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine. There is a lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law. See “Legal Proceedings and Regulatory Actions”.

Litigation

     New Gold is party to material legal proceedings, which, if decided adversely to New Gold, may have a material adverse effect on the financial or business position or prospects of New Gold. Shareholders are urged to read the description of the pending legal proceedings set out under the heading “Legal Proceedings and Regulatory Actions”.

Acquisition Strategy

     As part of New Gold’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit New Gold’s business.

     During the past two financial years, the Company has completed business combinations with Metallica and Peak (in 2008) and with Western Goldfields (in 2009). There can be no assurances that the benefits anticipated from these acquisitions will be realized.

Government Regulations

     The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Foreign Operations

     The Company’s operations are currently conducted in the United States, Australia, Mexico, Canada, Chile and Brazil, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; unstable legal system; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, social unrest, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.

     Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental Risks and Hazards

     All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also contain limitations on the generation, transportation, storage and containment, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The Company is also involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine. There is a lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

     Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements or unanticipated judicial interpretation of same, may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or their more stringent implementation, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against.

Climate Change Risks

     Governments are moving to enact climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

     Sea level rise: The Company’s operations are not directly threatened by current predictions of sea level rise. All of the Company’s operations are located inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities, which are used to transport supplies, equipment and personnel to the Company’s operations and products from those operations to world markets.

     Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at the Company’s mines. Where appropriate, the Company’s facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in production interruptions.

     Resource shortages: The Company’s facilities depend on regular supplies of consumables (diesel, tires, etc.) and reagents to operate efficiently. In the event that the effects of climate change cause prolonged disruption to the delivery of essential commodities, the Company’s production efficiency is likely to be reduced.

     New Gold will continue to assess energy efficiency opportunities across all of its operations with the goal of reducing both costs and greenhouse gas emissions. The Company will also continue to address the potential physical risks of climate change by including extreme weather conditions in emergency response plans as required.

Current Global Financial Condition

     Current global financial conditions have been subject to increased volatility, although markedly improved since last year. High levels of volatility and market turmoil could adversely impact planned growth and the trading price of the Company’s securities.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

     The figures for mineral reserves and mineral resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

     Fluctuation in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Exploration, Development and Resource and Reserve Estimates

     The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource and reserve figures set out herein have been carefully prepared and reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

     Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of a project. The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

     Substantial expenditures are required to establish mineral resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Uncertainty Relating to Inferred Mineral Resources

     Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Insurance and Uninsured Risks

     New Gold’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to New Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

     Although New Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. New Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to New Gold or to other companies in the mining industry on acceptable terms. New Gold might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons.

Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Credit risk

     Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable. Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

     The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The Company’s revenue is comprised of gold sales to primarily five customers. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2009 is not considered to be high.

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions. Short-term investments are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

Liquidity risk

     Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage.

     As at December 31, 2009 the Company had working capital of $301.7 million and considers that, together with cash flows from operations, this will be sufficient to support the Company’s normal operating requirements through its current reporting period. However, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

     The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects. A period of continuous low copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. In addition, the Company believes it will not need external financing to repay its long-term debt in 2017.

Interest rate risk

     Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.

     Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

Asset Backed Notes

     As at December 31, 2009, the non-bank asset backed commercial paper (“ABCP”) market had been the subject of a restructuring process with the express intention of replacing the ABCP with a number of long-term floating rate notes or asset backed notes. The restructuring plan was completed on January 21, 2009 and the AB

Notes were issued in replacement of ABCP. This process pooled all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”). ABCP relating to the pooled assets was replaced with four classes of notes named A-1, A-2, B and C in declining order of seniority. ABCP relating to ineligible assets and traditional series were replaced with new tracking notes whose characteristics were designed to track the performance of the particular assets of the series to which they correspond.

     The Company has estimated the fair value of the remaining AB Notes at December 31, 2009 using the following methodology and assumptions:

  Where the Company still retains AB Notes of the same class as were sold in the fourth quarter (including A-1 and A-2 AB Notes), the retained AB Notes were valued at the last transaction price of the partial sale in December 2009. All of these notes were subsequently sold in 2010 for prices higher than their December 31, 2009 fair value.

  The other remaining notes, with a face value of C$20.9 million and fair value of less than C$0.8 million, were valued at market bid prices provided by banks and traders active in the AB Notes market.

     While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets, there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods. However, the Company sold all of its remaining A-1 and A-2 notes in January 2010.

     The secondary market for the Company’s remaining AB Notes (after the first quarter 2010 divestitures) is relatively illiquid; however, the Company will continue to monitor market developments in order to maximize value.

Financing Risks

     The Company’s mining, processing, development and exploration activities may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable. At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fund the construction of the New Afton and El Morro projects. However there can be no assurance that the construction will continue in accordance with current expectations or at all.

Title To Some Of the Company’s Mineral Properties May Be Challenged Or Defective

     The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Labour and Employment Matters

     While New Gold has good relations with both its unionized and non-unionized employees, production at New Gold’s mining operations is dependent upon the efforts of the Company’s employees. In addition, relations between New Gold and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Adverse changes in such legislation or in the relationship between New Gold and its employees may have a material adverse effect on New Gold’s business, results of operations and financial condition.

Retention of Key Personnel

     The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Need for Additional Mineral Reserves and Mineral Resources

     New Gold must continually explore to replace and expand its Mineral Reserves and Mineral Resources. The life-of-mine estimates included in this Annual Information Form for each of New Gold’s operating mines are based on New Gold’s best estimate given the information available to the Company. These estimates may not be correct. New Gold’s ability to maintain or increase its annual production of gold, silver and copper depends in significant part on its ability to find new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines.

Competition

     The mining industry is competitive in all of its phases. New Gold faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than New Gold. As a result of this competition, New Gold may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, New Gold’s revenues, operations and financial condition could be materially adversely affected.

Infrastructure

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect New Gold’s operations, financial condition and results of operations.

Market Price of the Company’s Securities

     The common shares and the Warrants, Notes and Debentures of the Company are listed on the TSX and the NYSE-AMEX. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the common shares, Warrants, Notes and Debentures are also likely to be significantly affected by short-term changes in gold, silver or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

     As a result of any of these factors, the market price of the common shares, Warrants, Notes and Debentures at any given point in time may not accurately reflect New Gold’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Common Shares by Existing Shareholders

     Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair New Gold’s ability to raise capital through future sales of common shares. New Gold has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of New Gold have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares can be resold without material restriction either in the United States, in Canada or both.

NOTES AND DEBENTURES

Notes

     In June and July 2007, the Company issued an aggregate of 237,000 Series D units for an aggregate principal amount of C$237 million. Each Unit consists of a C$1,000 principal amount note (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of C$15 per share until June 28, 2017. The Notes and Warrants are listed for trading on the Toronto Stock Exchange (“TSX”).

     The Notes and the Warrants were issued under a note indenture (the “Note Indenture”) and a warrant indenture (the “Warrant Indenture”), respectively, dated as of June 28, 2007 between the Company and Computershare Trust Company of Canada (the “Trustee”). On April 17, 2008 the Company and Computershare entered into an amended and restated note indenture (the “Amended Note Indenture”). The Amended Note Indenture converts the Notes from subordinated unsecured notes to senior secured notes. The Notes are secured by a charge (the “New Afton Security Interest”) on the assets (the “New Afton Project Assets”) comprising and relating to the New Afton Project near Kamloops, British Columbia. Subject to Permitted Encumbrances (as defined in the Amended Note Indenture), the New Afton Security Interest constitutes a first ranking charge on the New Afton Project Assets. The Amended Note Indenture contains restrictions on (i) incurring indebtedness, (ii) granting or permitting to exist any encumbrances on any New Afton Project Assets, other than Permitted Encumbrances, (iii) transferring or otherwise disposing of any New Afton Project Assets, other than in the ordinary course of business, (iv) the use of the net cash flow (the “New Afton Cash Flow”) from the sale of production from the New Afton Project, (v) redeeming or purchasing shares or other equity securities of the Company, (vi) paying any dividends or distributions in respect of any shares of the Company, (vii) paying any indebtedness, other than the Notes and certain other specified permitted indebtedness, and (viii) carrying on any business, other than mining or a business reasonably related thereto. As well, under a supplemental warrant indenture to the original Warrant Indenture, holders of the notes were granted an additional 4,150,000 warrants (the “Consent Fee Warrants) on completion of the Peak/Metallica Business Combination on the same terms as the original Warrants.

     The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

     The Amended Note Indenture provides that in the event of a change of control of the Company or in the ownership of the New Afton Project, the Company may or must offer, depending on the circumstances, to redeem the Notes at prices ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding and the circumstances surrounding the change of control) of the principal amount of the Notes to be redeemed. In addition, if 50% of the New Afton Cash Flow (the "New Afton Excess Cash Flow") for any fiscal year exceeds $10 million the Company must make an offer to redeem the Notes in an aggregate principal amount equal to the New Afton Excess Cash Flow on a pro rata basis.

     The Notes are direct, secured senior debt obligations of the Company ranking pari passu with one another and, except as prescribed by law, senior to the Debentures described below and all other present and future unsecured indebtedness of the Company.

     In January 2009, the Company acquired C$50.0 million face value of its Notes for C$30.0 million from noteholders. This will result in reductions of principal of C$50.0 million and interest of approximately C$5.0 million per year.

     The Note Indenture requires the Company to comply with certain reporting and other covenants.

Subordinated Convertible Debentures

     Pursuant to the Offering, the Company issued 55,000 5% subordinated convertible debentures (the “Debentures”) for an aggregate principal amount of C$55 million. The Debentures were issued pursuant to a debenture indenture dated June 28, 2007 between the Company and the Trustee (the “Debenture Indenture”). The Debentures are listed for trading on the TSX.

     Each Debenture has a principal amount of C$1,000, bears interest at a rate of 5% per annum and is convertible by the holders into shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Debentures mature and become due and payable on June 28, 2014.

     The Debentures do not allow forced conversion by the Company before January 1, 2012, but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Note Indenture provides that the Company will not prepay the Debentures in cash. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

     The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into shares at a conversion price ranging from C$7.48 to C$9.35, based on a time formula specified in the Debenture Indenture.

     The Debentures are direct debt obligations of the Company, are not secured by any mortgage, pledge or charge and will be subordinate to any secured indebtedness of the Company and the Notes. The Debenture Indenture does not restrict the Company from incurring further indebtedness or from mortgaging, pledging or charging its property or assets to secure any indebtedness of the Company.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

DIVIDENDS

     To date, New Gold has not paid dividends on its shares. The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

     The Company is authorized to issue an unlimited number of common shares without par value, of which 389,209,276 common shares were issued and outstanding at March 24, 2010. Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights.

TRADING PRICE AND VOLUME

Common Shares

     The common shares are listed and posted for trading on the TSX and the NYSE Amex in each case under the symbol “NGD”. The following table contains information relating to the trading of the common shares in Canadian dollars on the TSX for the months indicated.

2009	High (C$)	Low (C$)	Volume
January	2.83	1.50	31,049,300
February	3.25	2.26	37,578,100
March	2.63	1.85	46,507,100
April	2.57	1.86	43,906,900
May	3.46	2.13	56,013,300
June	3.50	2.80	64,985,500
July	3.30	2.67	29,123,500
August	4.09	3.14	50,084,700
September	4.41	3.51	84,325,500
October	4.76	3.61	94,578,700
November	4.64	3.61	99,525,000
December	4.39	3.37	67,864,200

     The price of the common shares as quoted by the TSX at the close of business on December 31, 2009 was C$3.80 and on March 24, 2010 was C$4.37.

Series A Warrants

     The Company’s Series A Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.A”. Holders are entitled to purchase one common share for C$15.00 for each warrant held. These warrants expire June 28, 2017. The following table contains information relating to the trading of the Company’s Series A Warrants in Canadian dollars on the TSX for the months indicated.

2009	High (C$)	Low (C$)	Volume
January	0.35	0.17	1,316,100
February	0.57	0.29	1,086,800
March	0.47	0.35	855,700
April	0.42	0.30	1,393,700
May	0.45	0.30	1,700,900
June	0.48	0.340	1,632,700
July	0.40	0.28	2,262,600
August	0.45	0.33	1,271,600
September	0.60	0.38	2,345,400
October	0.57	0.45	2,323,600
November	0.58	0.43	2,105,700
December	0.53	0.43	1,156,500

     The price of the Series A Warrants as quoted by the TSX at the close of business on December 31, 2009 was C$0.49 and on March 24, 2010 was C$0.76.

Series B Warrants

     The Company’s Series B Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.B”. Holders are entitled to purchase one common share for C$15.00 for each 10 warrants held. These warrants expire April 3, 2012. The following table contains information relating to the trading of the Company’s Series B Warrants in Canadian dollars on the TSX for the months indicated.

2009	High (C$)	Low (C$)	Volume
January	0.03	0.02	17,476,100
February	0.04	0.02	17,174,300
March	0.04	0.02	5,002,600
April	0.04	0.02	3,460,100
May	0.05	0.02	4,751,600
June	0.05	0.03	3,800,200
July	0.04	0.03	5,423,500
August	0.04	0.03	5,577,600
September	0.05	0.03	12,543,000
October	0.05	0.04	3,271,900
November	0.04	0.02	10,620,000
December	0.04	0.03	3,356,200

     The price of the Series B Warrants as quoted by the TSX at the close of business on December 31, 2009 was C$0.04 and on March 24, 2010 was C$0.035.

Series C Warrants

     The Company’s Series C Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT.C”. Holders are entitled to purchase one common share for C$9.00 for each 10 warrants held. These warrants expire November 28, 2012. The following table contains information relating to the trading of the Company’s Series C Warrants in Canadian dollars on the TSX for the months indicated.

2009	High (C$)	Low (C$)	Volume
January	0.18	0.08	647,000
February	0.18	0.12	4,006,500
March	0.13	0.07	2,379,700
April	0.11	0.08	137,700
May	0.18	0.10	546,900
June	0.18	0.11	300,000
July	0.16	0.11	3,511,200
August	0.16	0.11	315,500
September	0.15	0.11	10,450,700
October	0.17	0.13	838,300
November	0.17	0.10	12,092,900
December	0.16	0.11	894,800

     The price of the Series C Warrants as quoted by the TSX at the close of business on December 31, 2009 was C$0.14 and on March 24, 2010 was C$0.11

Notes

     The Notes are listed and posted for trading on the TSX under the symbol “NGD.NT”. The following table sets forth information relating to the trading of the Notes in Canadian dollars on the TSX for the months indicated.

2009	High ($)	Low ($)	Volume
January	70.00	62.00	29,900
February	80.00	70.50	78,390
March	85.00	72.00	118,610
April	87.50	84.00	54,260
May	90.00	86.00	9,310
June	92.00	88.50	20,700
July	93.00	89.00	41,100
August	98.00	93.00	24,120
September	103.00	98.00	15,330
October	105.00	101.60	23,250
November	104.00	100.30	9,330
December	102.50	101.00	9,190

     The price of the Notes as quoted by the TSX at the close of business on December 31, 2009 was C$102.00 and on March 24, 2010 was C$108.

Debentures

     The Debentures are listed and posted for trading on the TSX under the symbol “NGD.DB”. The following table sets forth information relating to the trading of the Debentures in Canadian dollars on the TSX for the months indicated.

2009	High ($)	Low ($)	Volume
January	0.00	0.00	NIL
February	99.50	99.00	7,650
March	99.00	99.00	380
April	99.00	98.90	4,500
May	98.90	98.90	2,000
June	99.00	92.00	7,620
July	95.00	93.20	1,110
August	96.00	91.00	10,600
September	101.00	94.50	7,100
October	101.00	100.45	9,660
November	104.00	102.00	14,020
December	101.00	100.00	2,900

     The price of the Debentures as quoted by the TSX at the close of business on December 31, 2009 was C$100.00 and on March 24, 2010 was C$100.5.

DIRECTORS AND OFFICERS

     The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at March 24, 2010 are as follows:

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation
Randall Oliphant Ontario, Canada	Executive Chairman and Director since June 1, 2009	Executive Chairman of New Gold, President and Chief Executive Officer of Silver Bear Resources Inc.
Robert Gallagher British Columbia, Canada	President, Chief Executive Officer and a Director (director since June 2008)	President and Chief Executive Officer of New Gold
James Estey (2)(4) Ontario, Canada	Director since July 2008	Corporate Director
Vahan Kololian (2)(3)(5) Ontario, Canada	Director since June 1, 2009	Managing Partner of TerraNova Partners LP
Martyn Konig (2)(4) Ontario, Canada	Director since June 1, 2009	Executive Chairman and President of European Goldfields Limited
Pierre Lassonde (3) Ontario, Canada	Director since June 2008	Chairman of the Board of Franco-Nevada Corporation.
Craig J. Nelsen (5) Colorado, United States	Director (Director since June 2008)	President & Chief Executive Officer of Avanti Mining Inc.
Ian W. Telfer (3)(4) British Columbia, Canada	Director since June 2008	Chairman of Goldcorp
Raymond Threlkeld (5) California, United States	Director since June 1, 2009	President and Chief Executive Officer of Rainy River Resources Ltd.
Brian Penny Ontario, Canada	Executive Vice President and Chief Financial Officer since June 1, 2009	Executive Vice President and Chief Financial Officer of New Gold
James Currie British Columbia, Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of New Gold

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation
Ron Allum British Columbia, Canada	Vice President, Operations (Canada)	Vice President, Operations (Canada) of New Gold
Melanie Hennessey British Columbia, Canada	Vice President, Investor Relations	Vice President, Investor Relations of New Gold
John Marshall British Columbia, Canada	Vice President, Human Resources	Vice President, Human Resources of New Gold
Christian Milau Ontario, Canada	Vice President, Finance	Vice President, Finance of New Gold
Barry O’Shea Ontario, Canada	Vice President, Corporate Controller	Vice President, Corporate Controller of New Gold
Mark Petersen, Colorado, United States	Vice President, Exploration	Vice President, Exploration of New Gold
Hannes Portmann Ontario, Canada	Vice President, Corporate Development	Vice President, Corporate Development of New Gold
Susan Toews British Columbia, Canada	Vice President, Legal Affairs, and Corporate Secretary	Vice President, Legal Affairs, and Corporate Secretary of New Gold

____________________________
(1)

The term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re- election. The officers hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Governance and Nominating Committee
(5)	Member of the Health, Safety, Environment, & Sustainability Committee

     The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the following brief biographies.

     Randall Oliphant, Executive Chairman and Director. Mr Oliphant is the Executive Chairman and a director of the Company. He is also a director and the President and Chief Executive Officer of Silver Bear Resources Inc. Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of WesternZagros Resources Ltd. and Franco-Nevada Corporation. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation. From 2006 to 2009, he was Chairman of Western Goldfileds. Mr. Oliphant is a Chartered Accountant.

     Robert Gallagher, President, Chief Executive Officer and Director. Mr. Gallagher has worked in the mining industry for over 32 years and spent 15 years with Placer Dome Inc. and seven years with Newmont Mining Corporation, most recently as Vice President Operations, Asia Pacific. Prior to the merger of Peak Gold, Metallica and New Gold, Robert Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008. Mr. Gallagher holds a Bachelor of Applied Science in Mineral Processing.

     James Estey, Director. Mr. Estey is the retired Chairman of UBS Securities Canada Inc. and has more than 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008 Mr. Estey assumed the role of Chairman. He serves on the boards of Pure Trading, and Range Royalty. He also serves on the boards of The Estey Centre for Law and Economics in International Trade, The National Ballet School and St. Clements School.

     Vahan Kololian, Director. Mr. Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Since 2002 Mr. Kololian has been Chairman of Precinda Corporation, a private manufacturing company. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). Since 1990 he has held leadership positions in private equity partnerships. Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public exploration Company focusing primarily on gold projects. Mr. Kololian holds BA and LL.B. degrees.

     Martyn Konig, Director. Mr. Konig has 29 years experience in investment banking and the commodity markets. He is Executive Chairman and President of AIM and TSX listed European Goldfields Limited (EGU:CN) and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. He has extensive experience in the natural resource sector, which includes senior management responsibility in resource finance and commodity trading operations at various international investment banks. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers..

     Pierre Lassonde, Director. Mr. Lassonde is currently the Chairman of Franco Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice-Chairman of Newmont effective as of November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of the former Franco-Nevada.

     Craig J. Nelsen, Director. Mr. Nelsen was previously the Chairman and Director of Metallica Resources Inc. He is currently the President, Chief Executive Officer, and Director of Avanti Mining Corporation since 2007. He previously served as Chief Executive Officer of that company from 1994 to 1999. Mr. Nelsen also served as the Executive Vice-President, Exploration, for Gold Fields Limited from 1999 to 2007.

     Ian W. Telfer, Director. Mr. Telfer is Chairman of Goldcorp and previously served as President and Chief Executive Officer of Goldcorp from February 2005 until its merger with Glamis Gold Ltd. in November 2006. Mr. Telfer was previously Chairman and Chief Executive Officer of Wheaton River since September 2001 and has over 26 years of experience in the precious metals business.

     Raymond Threlkeld, Director. Mr Threlkeld has over 32 years of mineral industry experience. Since 2005, Mr. Threlkeld has been the Chief Operating Officer of Silver Bear Resources Inc. From 1996 to 2005 Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to the management and project development experience.

     Brian Penny, Executive Vice President and Chief Financial Officer. Mr. Penny has over 22 years of experience in mine finance and accounting. He has been the Executive Vice President and Chief Financial Officer of the Company since June 2009. He was the Chief Financial Officer of Western Goldfields from 2006 to 2009. Since 2005, Mr. Penny has also been the Chief Financial Officer of Silver Bear Resources Inc. Since 2004, Mr. Penny has been a Director of, and chairs the Audit Committee of Equinox Minerals Limited. Mr. Penny was the Chief Financial Officer of Kinross Gold Corporation 1993 – 2004. Mr. Penny is a Certified Management Accountant.

     James (Jim) Currie, Executive Vice President and Chief Operating Officer. Mr. Currie is a mining engineer with over 30 years of experience in the mining industry, having worked on projects in North and South America, Asia and Africa. Mr. Currie was previously the Vice President Operations of New Gold and Vice President Operations for Miramar Mining Corp. in Vancouver and was responsible for the development of Miramar’s 10 million ounce gold resource at Hope Bay in the Canadian Arctic. Prior to that, Mr. Currie held the position of General Manager of Mauritanian Copper Mines SA.

     Ron Allum, Vice President Operation (Canada). Mr. Allum has a Bachelor of Science in Mining Engineering and more than 31 years underground operational experience, including 28 years in block cave mining operations at the San Manuel Mine in Arizona, and the Questa Mine in New Mexico. He worked at the San Manuel Mine for more than 25 years in progressively more senior positions including General Mine Foreman, Construction Manager, Mine Manager and ultimately Vice President Operations, initially for Magma Copper Company and subsequently for BHP Copper NA. During his time at the San Manuel Mine, he led the Lower K Project that developed the deepest mining horizon at the San Manuel Mine.

     Mélanie Hennessey, Vice President, Investor Relations. Mrs. Hennessey was formerly the Vice President Investor Relations for Peak Gold Ltd. Previously she was the Director of Investor Relations for Goldcorp Inc. She has extensive mergers and acquisitions experience. Mrs. Hennessey has a Masters of Business Administration from the University of Ottawa.

     John Marshall, Vice President, Human Resources. Mr. Marshall has over 22 years experience in human resources spanning the energy, semiconductor and banking industries. He was previously the Director of Worldwide Human Resource Operations for PMC-Sierra Inc. where he managed human resources operations for employees in over 10 countries. Prior to PMC-Sierra, Mr. Marshall held various human resources roles at Duke Energy, Westcoast Energy and NatWest Group plc.

     Christian Milau, Vice President Finance. Mr. Milau has over 15 years of financial advisory experience in North America and Europe. Previously he was a Vice President with Deloitte & Touche LLP Corporate Finance and BNP Paribas Corporate Finance in the U.K. where he originated and executed public and private company mergers and acquisitions. Prior to BNP Paribas, Mr. Milau held roles in the assurance practices of PricewaterhouseCoopers in Switzerland and Deloitte & Touche LLP in Vancouver. Mr. Milau is a Canadian Chartered Accountant and Certified Public Accountant (Illinois).

     Barry O’Shea, Vice President, Corporate Controller. Mr. O’Shea has over 13 years of finance and accounting experience across multiple industries and countries. He most recently served as the Division Chief Financial Officer of Gate Gourmet North America, progressing to that role from the Corporate Controller position. Previously, he spent 8 years with The Lincoln Electric Company in Canada, the Netherlands and the U.K. moving to progressively senior finance positions. Mr. O’Shea is a Chartered Management Accountant.

     Mark Petersen, Vice President, Exploration. Mr. Petersen is an economic geologist with over 27 years of mining industry experience in the Americas. Mr. Petersen held the position of Vice President of Exploration for Metallica Resources Inc., where he was responsible for leading the exploration and development of the Cerro San Pedro project in Mexico, acting as the company’s technical liaison for the El Morro joint venture project in Chile, developing and managing a portfolio of earlier stage exploration projects in Chile, Brazil, and Alaska, and directing generative exploration work throughout the Americas. Prior to his term with Metallica, Mr. Petersen held positions as an exploration geologist with Lac Minerals Inc. and predecessor companies Bond Gold Inc. and St. Joe Gold Inc.

     Hannes Portman, Vice President, Corporate Development. Mr. Portmann has been working with mining companies in a financial capacity since his career began. Previously he was an Associate in the Merrill Lynch Investment Banking Mining Group, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings. Prior to Merrill Lynch, Mr. Portmann held roles in both the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University, a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto and is a Canadian Chartered Accountant.

     Susan Toews, Vice President, Legal Affairs, and Corporate Secretary. Ms. Toews has over 17 years corporate, securities legal experience and was previously Corporate Secretary of Peak Gold Ltd. She was also previously General Counsel at egX Canada, an emerging marketplace working toward the securitization of real estate assets and Senior Legal Counsel with the British Columbia Securities Commission (“BCSC”). She was the BCSC representative on the Canadian Securities Administrators committee that developed the national rule on disclosure of corporate governance, corporate governance guidelines and the national rule on auditor oversight. Ms. Toews holds a Bachelor of Arts (Hons.) from the University of Victoria and a Bachelor of Laws from the University of Saskatchewan.

     As of March 24, 2010, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 16,176,915 common shares of the Company, representing approximately 4.16% of its issued and outstanding shares.

     There are currently four standing committees of the Board; namely, the Audit Committee, the Compensation Committee; the Corporate Governance and Nominating Committee and the Health, Safety, Environment & Sustainability Committee. The following table identifies the members of each of these Committees:

Audit Committee	James Estey (Chair) , Martyn Konig, Vahan Kololian
Compensation Committee	Vahan Kololian (Chair), Pierre Lassonde, Ian Telfer
Corporate Governance and Nominating Committee	Jim Estey (Chair), Martyn Konig, Ian Telfer
Health, Safety, Environment and Sustainability Committee	Craig Nelsen (Chair), Vahan Kololian, Raymond Threlkeld

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

     No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including New Gold) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

     No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer, who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

     No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

     Certain directors and officers the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Randall Oliphant and Pierre Lassonde are currently directors of Franco-Nevada Corporation which holds a royalty interest in New Gold’s Mesquite Mine and Cerro San Pedro Mine. The Company has adopted a Code of Ethics that addresses potential conflicts of interest.

AUDIT COMMITTEE

The Audit Committee’s Charter

     The Audit Committee’s Charter is set out in full in Schedule “A”.

Composition of the Audit Committee

     The following directors are members of the Audit Committee as at March 24, 2009:

James Estey - Chair	Independent (1)	Financially literate (2)
Martyn Konig	Independent (1)	Financially literate (2)
Vahan Kololian	Independent (1)	Financially literate (2)

(1)

A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

     The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

     James Estey, the Chairman of the Audit Committee, has more than 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and CEO of UBS Securities Canada. In January 2008 Mr. Estey assumed the role of Chairman and retired later that year. He serves on the boards of Pure Trading, and Range Royalty. He also serves on the boards of The Estey Centre for Law and Economics in International Trade, The National Ballet School and St. Clements School.

     Martyn Konig Martyn Konig has 29 years experience in investment banking and the commodity markets. He is Executive Chairman and President of AIM and TSX listed European Goldfields Limited (EGU:CN) and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. He has extensive experience in the natural resource sector, which includes senior management responsibility in resource finance and commodity trading operations at various international investment banks. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers..

     Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Since 2002 Mr. Kololian has been Chairman of Precinda Corporation, a private manufacturing company. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). Since 1990 he has held leadership positions in private equity partnerships. Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public exploration company focusing primarily on gold projects. Mr. Kololian holds BA and LL.B. degrees.

Pre-Approval Policies and Procedures

     The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Chairman of the Committee is responsible for proper implementation of and compliance with this policy. In accordance with this policy, all external auditor services described below were pre-approved by the Audit Committee.

     The Committee has delegated to the Chairman the authority to pre-approve the following and to report such approvals to the Committee as a whole at the next Committee meeting:

  all services, not previously approved, up to $10,000; and

  proposals for non-audit related services to be provided by the Company’s auditors up to a value of C$100,000.

External Auditor Service Fees (By Category)

     The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending December 31,	Audit Fees	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2009	C$1,658,000	C$224,800	C$188,000	C$nil
2008(1)	C$1,587,260	C$130,670	C$122,053	C$190,952

(1)

Amounts billed for 2008 include payments made to the previous auditor for the period January 1, 2008 to June 30, 2008 and payments made to Deloitte & Touche LLP, the current auditor, for the period July 1, 2008 to December 31, 2008.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for services other than as set out under Audit Fees, Audit Related Fees, or Tax Fees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

     The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. New Gold does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations. Legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or other regulatory actions are described below.

     The Company and MSX are currently parties to various legal proceedings in Mexico in respect of the operations of the Cerro San Pedro Mine. In November 2009, the Company was notified it was required to suspend mining operations at its Cerro San Pedro Mine. Although mining had been suspended, gold recovery operations of existing inventory on the leach pads continued. The mining suspension followed a ruling by the Federal Court of Fiscal and Administrative Justice, to SEMARNAT, the Mexican government's environmental protection agency nullifying the mine's Environmental Impact Statement EIS which was issued in 2006. PROFEPA, the Mexican environmental enforcement agency, issued the order requiring Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the EIS. In December, 2009, the Company was granted an injunction related to the suspension of operations at its Cerro San Pedro Mine. The court ruling temporarily overturns the Mexican environmental enforcement agency's order to suspend mining operations at the Cerro San Pedro Mine. Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro. Additional blasting at Cerro San Pedro was suspended while the Company vigorously defended against this challenge. On March 17, 2010 the Company announced that the restrictions explosives permit had been removed which allowed full operations to resume. This relates to a ruling by a Federal District Court in San Luis Potosi that overturned the earlier court order prohibiting the use of explosives at the mine.

     On January 13, 2010, the Company received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and their affiliated subsidiaries, relating to the exercise of the right of first of refusal by New Gold in respect of the Xstrata Interest in the El Morro Copper Project, as described above under the heading “General Development of the Business – Post-Western Goldfields Business Combination”. New Gold believes that the claim is completely without merit and intends to defend this action using all available legal avenues.

     The Company has terminated and may continue to terminate various employment, consulting and service agreements as a result of slowing development activities at the New Afton Project and placing the Amapari Mine on temporary care and maintenance. Certain of the affected parties have or may make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

     The Company has received notice that legal claims have been filed in Brazilian courts against the Company’s subsidiary, Mineração Pedra Branca do Amapari Ltda (“MPBA”). The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

     The Company has been notified of infraction notices on the Amapari Mine for which it intends to take action to revoke or reduce. Also, claims have been filed in Brazilian courts against MPBA alleging rents are payable for the occupation of land where the Amapari Mine was developed. The Company is defending against these claims.

     The Company has received notice that legal claims alleging environmental damage at the Amapari Mine site have been filed in Brazilian courts against MPBA. The Company is defending against these claims. In addition a tax claim has been received by MPBA. The Company has lodged an appeal.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     Other than as described in this Annual Information Form, since January 1, 2007 no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

     The Company’s transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, British Columbia, V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

     Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recent completed financial year or prior thereto and which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

1.

Business Combination Agreement between New Gold Inc. and Western Goldfields Inc., dated March 3, 2009, described under the heading “General Development of the Business – Western Goldfields Business Combination”, as amended by a letter agreement dated April 8, 2009 and by a letter agreement dated May 22, 2009.

2.

Underwriting Agreement dated August 27, 2009 between New Gold Inc., BMO Nesbitt Burns Inc., GMP Securities L.P., Canaccord Capital Corporation, RBC Dominion Securities Inc. Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Paradigm Capital Inc. and Wellington West Capital Markets Inc., described under the heading “General Development of the Business – Post-Western Goldfields Business Combination”.

3.

Amendment and Restatement Agreement dated October 7, 2009 between Western Mesquite Mines, Inc., Western Goldfields Inc., Western Goldfields (USA) Inc., Investec Bank plc, Commonwealth Bank of Australia, the Bank of Nova Scotia, Nedbank Limited, London Branch and Natixis, described under the heading “General Development of the Business – Post-Western Goldfields Business Combination”.

4.

Acquisition and Funding Agreement dated January 6, 2010 between New Gold Inc., Datawave Sciences Inc., Inversiones El Morro Limitada and Goldcorp Inc., described under the heading “General Development of the Business – Post-Western Goldfields Business Combination”.

5.

Agreement dated January 27, 2010 between New Gold Inc., Mineracao Pedra Branca do Amapari Ltda. and Beadell Resources Ltd., described under the heading “General Development of the Business – Post-Western Goldfields Business Combination”.

INTERESTS OF EXPERTS

     The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates for the Company’s mineral projects on a property material to the Company set out opposite their name(s) and contained in this Annual Information Form:

Mineral Property	Qualified Person(s)
Mesquite Mine	Mr. Wayne W. Valliant, P. Geo., and Principal Geologist for Scott Wilson Roscoe Postle Associates Inc.
Mr. Holger Krutzelmann, P. Eng., and Principle Metallurgist for Scott Wilson Roscoe Postle Associates Inc.
Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Scott Wilson Roscoe Postle Associates Inc.
Cerro San Pedro Mine	Mr. Holger Krutzelmann, P. Eng., and Principle Metallurgist for Scott Wilson Roscoe Postle Associates Inc.
Mr. Christopher Moreton, Ph.D. and P. Geo., and Senior Consulting Geologist for Scott Wilson Roscoe Postle Associates Inc.
Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Scott Wilson Roscoe Postle Associates Inc.
Peak Gold Mines	Mr. Peter Lloyd, FAusIMM, BESc (Mining), and Mining Engineer for New Gold Inc.
Mr. Rex Berthelsen, FAusIMM, CPGeo., and Principal Geologist for New Gold Inc.
Mr. Eric Strom P. Eng., and Professional Engineer for New Gold Inc.
Mr. Sean Pearce MAusIMM, and Mine Superintendant for New Gold Inc.
New Afton Project	Mr. David Rennie, P. Eng., and Principal Geologist for Scott Wilson Roscoe Postle Associates Inc.
Mr. R. Dennis Bergen, P. Eng., and Associate Principal Mining Engineer for Scott Wilson Roscoe Postle Associates Inc

Mr. Kevin C. Scott, P. Eng, and Principal Metallurgist for Scott Wilson Roscoe Postle Associates Inc.
El Morro Project	Mr. Richard J. Lambert, P.E., and currently Principal Mining Consultant for Scott Wilson Roscoe Postle Associates Inc. (formerly Principal Mining Engineer for Pincock, Allen & Holt Inc.).
Barton G. Stone, P. Geo. and Chief Geologist for Pincock, Allen & Holt Inc.
Amapari Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.

     Other than Peter Lloyd, Eric Strom, Sean Pearce and Rex Berthelsen, who are employees of the Company, none of the aforementioned firms or persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

     Other than Peter Lloyd, Eric Strom, Sean Pearce and Rex Berthelsen, who are employees of the Company, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

     The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s mineral projects on a property material to the Company contained in this Annual Information Form has been derived:

1.	Mesquite Mine – “Technical Report on the Mesquite Mine, Brawley, California” dated February 26, 2010.

2.	Cerro San Pedro Mine – “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010.

3.	Peak Gold Mines – Peak Gold Mines Pty Ltd “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009, as amended and restated on June 12, 2009.

4.	New Afton Project – “Technical Report on the New Afton Project, British Columbia, Canada”, dated December 31, 2009.

5.	El Morro Project – “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile,” dated May 9, 2008, readdressed to New Gold on August 26, 2009.

     Each of these reports are available on SEDAR at www.sedar.com and a summary of the reports is contained in this Annual Information Form under “Description of the Business – Mineral Properties”.

     Deloitte & Touche LLP are the independent registered chartered accountants of the Company.

ADDITIONAL INFORMATION

     Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited Consolidated Financial Statements and the MD&A for the financial year ended December 31, 2009.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Audit Committee Charter (“Charter”)

1.	Purpose and Authority

The Audit Committee ("Committee") is a committee of the Board of Directors ("the Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of New Gold Inc. (the “Company"), compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management have established and the overall responsibility for the Company's external and internal audit processes including the external auditors qualifications, independence and performance.

The Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company's outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Company's financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the outside auditor, and review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.	Membership and Composition

The Committee shall consist of at least three independent Directors who shall serve on behalf of the Board. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the applicable exchanges, Multilateral Instrument 52-110, the U.S. Sarbanes-Oxley Act of 2002 and other regulatory agencies as required.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Committee shall be able to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and AMEX rules.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chair of the Committee. In his absence, the Committee may appoint another person provided a quorum is present. The Chair will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

3.	Meetings

At the request of the external auditor, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis.

The Committee shall hold in camera sessions without the presence of management at each meeting.

4.	Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

4.1	Financial Reporting and Disclosure

	a.	Review and discuss with management and the outside auditor at the completion of the annual examination:

		i.	the Company's audited financial statements and related notes;

		ii.	the outside auditor's audit of the financial statements and their report thereon;

		iii.	any significant changes required in the outside auditor's audit plan;

		iv.	any serious difficulties or disputes with management encountered during the course of the audit; and

		v.	other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

	b.	Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

c.

Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis ("MD&A"), Annual Information Form, 40-F, prospectus, financial press releases and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

d.

Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

e.

Inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

f.

Review the Company's compliance with any policies and reports received from regulators. Discuss with management and the independent auditor the effect on the Company's financial statements of significant regulatory initiatives.

g.

Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

h.

Ensure that management has the proper system and procedures are in place so that the Company's financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such procedures.

i.

Review with the Company's counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company's financial statements or compliance policies.

j.

Based on discussions with the independent auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

4.2	External Auditor

a.

Be responsible for the recommendation to Board and the shareholders for the appointment of the Company's independent auditor and for the compensation, retention and oversight of the work of the independent auditor employed by the Company. The independent auditor shall report directly to the Committee. The Audit Committee shall be responsible to resolve any disagreements between management and the auditors regarding financial reporting.

	b.	Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

	c.	Approve the outside auditor to be nominated, the cost of their services and review the performance of the auditor, including the lead partner of the external auditor.

d.

Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor's internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

e.	Take reasonable steps to confirm at least annually the independence of the outside auditor, which shall include:

i.

ensuring receipt from the outside auditor of a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepting auditing practices, and determine that they satisfy the requirements of all applicable securities legislation including the U.S. Securities and Exchange Commission Independence Standards Board Standard No. 1,

	ii.	considering and discussing with the outside auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the outside auditor, and

iii.

approve in advance any audit or permissible non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities regulations with respect to approval of non audit related serviced performed by the auditor.

f.

Confirm that the lead audit partner for the Company's independent auditors has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

g.		Review and approve the Company's hiring policies regarding partners, employees and former employees of the present and former independent auditors of the Company.

4.3	Internal Controls and Audit

a.

Review and assess the adequacy and effectiveness of the Company's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

	b.	Assess the requirement for the appointment of an internal auditor for the Company.

c.

Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

d.

Review disclosures made to the Committee by the Company's CEO and CFO during their certification process required under applicable Canadian and United States security regulations. Review any significant deficiencies in the design and operation of disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4.4	General

a.

Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of "related party transactions" as such term is defined in the applicable securities regulations, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

b.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

c.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

d.	Review the qualifications of the accounting and financial personnel.

e.	Perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.5	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

5.	Chair of the Committee

The Chair of the Committee:

a.

provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.

chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board of Directors following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets on a regular basis and at least quarterly;

d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;

f.

acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;

h.	ensures that the members of the Committee understand and discharge their duties and obligations;

i.	fosters ethical and responsible decision making by the Committee and its individual members;

j.	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

k.	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

l.	facilitates effective communication between members of the Committee and management;

m.	addresses all concerns communicated to him under the Company’s Whistleblower Policy and Code of Ethics;

n.	performs such other duties and responsibilities as may be delegated to the Chair by the Board of Directors from time to time.

The Audit Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Reviewed and ratified by the Board on March 12, 2009 and March 3, 2010 Adopted by the Board on July 8, 2008